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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME United Overseas Bank Ltd

*CURRENT ADDRESS

**FORMER NAME

BEST AVAILABLE COPY

**NEW ADDRESS

PROCESSED
MAY 06 2008
THOMSON REUTERS

FILE NO. 82- 02947

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

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OICF/BY: [signature]

DATE: 4/28/08

RIGHT ON COURSE



UNITED OVERSEAS BANK LIMITED

Annual Report 2007

CONTENTS

All figures in this Annual Report are in Singapore Dollars unless otherwise specified.


Canada 1
USA 3
United Kingdom 1
France 1
South Korea 1
China 11
Hong Kong 7
Myanmar 1
Vietnam 1
Thailand 154
Malaysia 43
Singapore 72
218
Brunei
Australia 2

Our 524 offices around the world

OUR MISSION

To be a premier bank in the Asia-Pacific region, committed to providing quality products and excellent service.

United Overseas Bank ("UOB") was incorporated on 6 August 1935 as the United Chinese Bank. Founded by Datuk Wee Kheng Chiang, the Bank catered mainly to the Fujian community in its early years. The change of name was effected in 1965.

Over the past 73 years, UOB has grown with Singapore. Through a series of acquisitions, it is now a leading bank in Singapore with banking subsidiaries in the region. Today, the UOB Group has a network of over 500 offices in 18 countries and territories in Asia Pacific, Western Europe and North America.

Besides Far Eastern Bank in Singapore, UOB's banking subsidiaries in the region are United Overseas Bank (Malaysia), United Overseas Bank (Thai), PT Bank UOB Indonesia, PT Bank UOB Buana, United Overseas Bank (China) and United Overseas Bank Philippines.

UOB provides a wide range of financial services through its global network of branches/offices and subsidiaries/associates: personal financial services, private banking, trust services, commercial and corporate banking, investment banking, corporate finance, capital market activities, treasury services, futures broking, asset management, venture capital management, general insurance, life assurance and stockbroking services. UOB also has diversified interests in travel and leasing.

In Singapore, UOB is a market leader in the private residential home loan business and its total card base of over 1.5 million firmly places it in the top position in credit and debit cards. It is also a dominant player in loans to small and medium-sized enterprises. Its fund management arm, UOB Asset Management, is one of Singapore's most awarded fund managers.

UOB is rated among the world's top banks by Moody's Investors Service, receiving B for financial strength, and Aa1 and Prime-1 for long-term and short-term bank deposits respectively.

	The Group		
Profit for the financial year ($'000)	**2007**	2006 [1]	+/(–)
Net profit after tax [2]	**2,109,476**	1,881,796	12.1%
Selected balance sheet items as at year-end ($'000)			
Customer loans (net)	**92,668,609**	76,874,585	20.5%
Customer deposits	**106,967,480**	95,551,715	11.9%
Total assets	**174,950,291**	161,311,677	8.5%
Shareholders' equity [3]	**17,328,714**	16,790,634	3.2%
Financial ratios			
Basic earnings per ordinary share ($) [4]	**1.36**	1.20	13.3%
Return on average ordinary shareholders' equity (ROE) (%) [4]	**12.6**	12.3	0.3% point
Return on average assets (ROA) (%)	**1.24**	1.21	0.03% point
Expense/income ratio (%)	**41.4**	41.1	0.3% point
Net dividend per ordinary share (¢)			
Interim	**16.4**	16.0	2.5%
Special interim	**12.3**	16.0	(23.1)%
Final	**45.0**	41.0	9.8%
Special final	**–**	8.2	(100.0)%
Total	**73.7**	81.2	(9.2)%
Net asset value per ordinary share ($) [5]	**10.91**	10.48	4.1%
Capital adequacy ratios (%)			
Tier 1	**10.0**	11.0	(1.0)% point
Total	**14.5**	16.3	(1.8)% points

1 *Excluding one-time income/gain, comprising special dividend received from Overseas Union Enterprise Limited ("OUE") and gain from divestment of OUE and Hotel Negara Limited, recorded by the Group and its associates in 2006.*
2 *Refer to profit attributable to equity holders of the Bank.*
3 *Refer to equity attributable to equity holders of the Bank.*
4 *Calculated based on profit attributable to equity holders of the Bank net of subsidiary preference share dividend incurred for the financial year.*
5 *Subsidiary preference shares were excluded from the computation.*

Group total income

Net interest income
2007: $2,980 million ■ +10.0%
2006: $2,710 million

Non-interest income
2007: $1,892 million □ +25.0%
2006: $1,514 million*


$ million
5000
4000
3000
2000
1000
0
■ Net interest income
□ Non-interest income

		2003	2004	2005	2006	**2007**
■	$'m	2,071	2,155	2,348	2,710	**2,980**
	US$'m	1,217	1,319	1,412	1,769	**2,073**
□	$'m	1,089	1,104	1,414	1,514	**1,892**
	US$'m	640	676	850	988	**1,316**

Group net profit after tax

2007: $2,109 million ■ +12.1%
2006: $1,882 million*


$ million
3000
2400
1800
1200
600
0

		2003	2004	2005	2006	**2007**
■	$'m	1,202	1,452	1,709	1,882	**2,109**
	US$'m	707	889	1,028	1,228	**1,467**

Group earnings per ordinary share

2007: $1.36 ■ +13.3%
2006: $1.20*


$
1.50
1.20
0.90
0.60
0.30
0

		2003	2004	2005	2006	**2007**
■	$	0.76	0.93	1.11	1.20	**1.36**
	US$	0.45	0.57	0.67	0.78	**0.95**

* *Excluding one-time income/gain, comprising special dividend received from Overseas Union Enterprise Limited ("OUE") and gain from divestment of OUE and Hotel Negara Limited, recorded by the Group and its associates in 2006.*

Group return on average ordinary shareholders' equity (ROE)

2007: 12.6% ■ +0.3% point
2006: 12.3%*



15
13
11
9
7
5
%
2003
2004
2005
2006
2007

	2003	2004	2005	2006	2007
-■-	9.3%	10.8%	12.4%	12.3%	**12.6%**

Group return on average assets (ROA)

2007: 1.24% ■ +0.03% point
2006: 1.21%*



1.3
1.2
1.1
1.0
0.9
0.8
%
2003
2004
2005
2006
2007

	2003	2004	2005	2006	2007
-■-	1.10%	1.19%	1.25%	1.21%	**1.24%**

Dividends

Dividend payment
2007: $1,116 million ■ -9.8%
2006: $1,237 million

Dividend cover
2007: 1.9 times □ -0.2 times
2006: 2.1 times



1750
1400
1050
700
350
0
$ million
2.5
2.0
1.5
1.0
0.5
0.0
times
47.6
48.0
70.8[1]
81.2[2]
73.7[3]
2003
2004
2005
2006
2007

		2003	2004	2005	2006	2007
■	$'m	748	744	1,088	1,237	**1,116**
	US$'m	440	455	654	807	**776**
-□-	times	1.6	2.0	1.6[1]	2.1[2]	**1.9**[3]

■ Dividend payment -□- Dividend cover □ Net dividend per ordinary share (cents)

[1] *Include special dividend in specie of 22.8 cents.*
[2] *Include special dividend of 24.2 cents.*
[3] *Include special dividend of 12.3 cents.*

* *Excluding one-time income/gain, comprising special dividend received from Overseas Union Enterprise Limited ("OUE") and gain from divestment of OUE and Hotel Negara Limited, recorded by the Group and its associates in 2006.*

Group assets

2007: $174,950 million ■ +8.5%
2006: $161,312 million


200000
160000
120000
80000
40000
0
$ million
2003
2004
2005
2006
2007

	2003	2004	2005	2006	2007
$'m	113,446	134,879	145,073	161,312	**174,950**
US$'m	66,702	82,555	87,230	105,264	**121,683**

Group customer loans

2007: $92,669 million ■ +20.5%
2006: $76,875 million


100000
80000
60000
40000
20000
0
$ million
2003
2004
2005
2006
2007

	2003	2004	2005	2006	2007
$'m	59,297	64,300	67,142	76,875	**92,669**
US$'m	34,864	39,356	40,372	50,164	**64,454**

Group customer deposits

2007: $106,967 million ■ +11.9%
2006: $95,552 million


125000
100000
75000
50000
25000
0
$ million
2003
2004
2005
2006
2007

	2003	2004	2005	2006	2007
$'m	69,863	79,019	85,503	95,552	**106,967**
US$'m	41,077	48,365	51,412	62,352	**74,399**

Group loans/deposits ratio

2007: 86.6% ■ +6.1% points
2006: 80.5%


90
80
70
60
50
40
%
2003
2004
2005
2006
2007

	2003	2004	2005	2006	2007
	84.9%	81.4%	78.5%	80.5%	**86.6%**

Group shareholders' equity

2007: $17,329 million ■ +3.2%
2006: $16,791 million



17500
14000
10500
7000
3500
0
$ million

		2003	2004	2005	2006	**2007**
■	$'m	13,282	13.439	14,929	16,791	**17,329**
	US$'m	7,809	8 226	8,977	10,957	**12,053**

Group capital adequacy ratios

Total capital
2007: 14.5% ■ -1.8% points
2006: 16.3%

Tier 1 capital
2007: 10.0% □ -1.0% point
2006: 11.0%



17
15
13
11
9
7
%

	2003	2004	2005	2006	**2007**
-■-	15.2%	15 6%	16.1%	16.3%	**14.5%**
-□-	13.2%	11 0%	11.0%	11.0%	**10.0%**

-■- Total capital -□- Tier 1 capital

Group total non-performing loans (NPL)

NPL
2007: $1,715 million ■ -45.8%
2006: $3,165 million

NPL ratio
2007: 1.8% □ -2.2% points
2006: 4.0%



7500
6000
4500
3000
1500
0
$ million
10
8
6
4
2
0
%

		2003	2004	2005	2006	**2007**
■	$'m	5,160	5,484	3,931	3,165	**1,715**
	US$'m	3,034	3,357	2,364	2,065	**1,193**
-□-	%	8.1	8.0	5.6	4.0	**1.8**

■ NPL -□- NPL (excluding debt securities) as a % of gross non-bank loans

Group total cumulative impairment

Cumulative individual impairment
2007: $647 million ■ -47.7%
2006: $1,237 million

Cumulative collective impairment
2007: $1,270 million □ -0.1%
2006: $1,271 million

Total cumulative impairment as a % of total NPL
2007: 111.8% □ +32.6% points
2006: 79.2%



5000
4000
3000
2000
1000
0
$ million
125
100
75
50
25
0
%

		2003	2004	2005	2006	**2007**
■	$'m	1,910	2,354	1,444	1,237	**647**
	US$'m	1,123	1,441	868	807	**450**
□	$'m	1,422	1,370	1,270	1,271	**1,270**
	US$'m	836	839	764	829	**883**
-□-	%	64.6	67.9	69.0	79.2	**111.8**

■ Cumulative individual impairment □ Cumulative collective impairment -□- Total cumulative impairment as a % of total NPL

AT THE HELM

Mr Wee Cho Yaw

Chairman

Age 79. Mr Wee has been Chairman & Chief Executive Officer ("CEO") of UOB since 1974. He relinquished his position as CEO on 27 April 2007. He was appointed to the Board on 14 May 1958 and last re-appointed as Director on 27 April 2007. He is the Chairman of the UOB Executive and Remuneration Committees, and a member of the Nominating Committee.

Mr Wee is the Chairman of UOB subsidiaries, Far Eastern Bank, United Overseas Insurance, United Overseas Bank (Malaysia) and United Overseas Bank (Thai) Public Company, President Commissioner of PT Bank UOB Indonesia and PT Bank UOB Buana and Supervisor of United Overseas Bank (China). He is also the Chairman of United International Securities, Haw Par Corporation, UOL Group, Hotel Plaza, United Industrial Corporation, and Singapore Land and its subsidiary, Marina Centre Holdings. He is the former Chairman of Overseas Union Enterprise.

The Businessman Of The Year award was conferred twice on Mr Wee at the Singapore Business Awards in 2001 and 1990. In 2006, he received the inaugural Credit Suisse-Ernst & Young Lifetime Achievement Award for his outstanding achievements in the Singapore business community. Mr Wee is the Honorary President of Singapore Chinese Chamber of Commerce & Industry and Pro-Chancellor of Nanyang Technological University. He received Chinese high school education.

From left to right:

MR WEE CHO YAW
Chairman

MR WEE EE CHEONG
Deputy Chairman & CEO

MR NGIAM TONG DOW
PROF CHAM TAO SOON
MR WONG MENG MENG



Mr Wee Ee Cheong

Deputy Chairman & Chief Executive Officer

Age 55. Mr Wee joined UOB in 1979 and was appointed to the Board on 3 January 1990 and last re-elected as Director on 27 April 2007. He is an executive Director (since 1990) and a member of the UOB Executive Committee.

He served as Deputy Chairman & President of the Bank from 2000 to April 2007 and was appointed as Chief Executive Officer ("CEO") on 27 April 2007. He currently holds the position of Deputy Chairman & CEO.

He is a director of several UOB subsidiaries and affiliates, including Far Eastern Bank, United Overseas Insurance, United Overseas Bank (Malaysia), United Overseas Bank (Thai) Public Company and United International Securities. He is the Chairman of United Overseas Bank (China) and a Commissioner of PT Bank UOB Buana.

Mr Wee serves as a director of the Institute of Banking & Finance, and council member of the Association of Banks in Singapore and Singapore Chinese Chamber of Commerce & Industry. He is a member of the Board of Governors of the Singapore-China Foundation. He is also a member of the India-Singapore CEO Forum and Advisory Board of the INSEAD East Asia Council. He is the former Deputy Chairman of Housing & Development Board, and former director of Port of Singapore Authority, UOL Group, Hotel Plaza and Visa International (Asia Pacific).

He holds a Bachelor of Science (Business Administration) and a Master of Arts (Applied Economics) from The American University, Washington DC.

Mr Ngiam Tong Dow

Age 70. Mr Ngiam was appointed to the Board on 1 October 2001 and last re-elected as Director on 27 April 2005. An independent and non-executive Director, he is a member of the Bank's Executive and Nominating Committees. He is a director of Far Eastern Bank, a UOB subsidiary.

Mr Ngiam is the Chairman of Surbana Corporation Pte Ltd and a director of Singapore Press Holdings and Yeo Hiap Seng. He served as Chairman of Housing & Development Board from 1998 to 2003. He has a distinguished public service career, having held the post of Permanent Secretary in the Prime Minister's Office, Ministries of Finance, Trade and Industry, National Development, and Communications. He was the Chairman of Central Provident Fund Board, Development Bank of Singapore, Economic Development Board and Telecommunication Authority of Singapore, and Deputy Chairman of the Board of Commissioners of Currency, Singapore.

He holds a Bachelor of Arts (Economics, Hons) from the University of Malaya, Singapore, and a Master of Public Administration from Harvard University, USA.



From left to right:

MR YEO LIAT KOK PHILIP
MR TAN KOK QUAN
PROF LIM PIN
MR LIEN JOWN LEAM MICHAEL
MR THEIN REGGIE

Prof Cham Tao Soon

Age 68. Prof Cham was appointed to the Board on 4 January 2001 and last re-elected as Director on 27 April 2006. An independent and non-executive Director, he is the Chairman of the Bank's Audit Committee and a member of the Bank's Executive, Nominating and Remuneration Committees. Prof Cham is a director of the Bank's subsidiaries, namely Far Eastern Bank and United Overseas Bank (China). He is the Chairman of NATSTEEL, MFS Technology, Singapore Symphonia Company and Singapore-China Foundation, and Deputy Chairman of Singapore Press Holdings. He is a director of WBL Corporation, Soup Restaurant Group, Land Transport Authority and Singapore International Foundation. He is a former director of Adroit Innovations, Keppel Corporation, TPA Strategic Holdings and Robinson & Company.

Prof Cham is the Chancellor and Chairman of SIM University and founding President of Nanyang Technological University (1981-2002). He serves as a member of the Council of Presidential Advisers.

He holds a Bachelor of Engineering (Civil, Hons) from the University of Malaya, a Bachelor of Science (Mathematics, Hons) from the University of London and a Doctor of Philosophy (Fluid Mechanics) from the University of Cambridge, UK. He is also a Fellow of the Institution of Engineers, Singapore and Institution of Mechanical Engineers, UK.

Mr Wong Meng Meng

Age 59. Mr Wong was appointed to the Board on 14 March 2000 and last re-elected as Director on 27 April 2005. An independent and non-executive Director, Mr Wong is the Chairman of the Bank's Nominating Committee. He is a director of Far Eastern Bank, a UOB subsidiary, and Mapletree Logistics Trust Management Ltd. He is the Honorary Legal Adviser to the Real Estate Developers' Association of Singapore.

Mr Wong is the founder-consultant of Wong Partnership LLP, and Notary Public and Senior Counsel of the Supreme Court of Singapore.

Mr Wong holds a Bachelor of Law (Hons) from the University of Singapore. He is a member of the Beijing Arbitration Commission's Panel of Arbitrators, International Arbitration Institute (Paris) and Competition Appeal Board, and an Accredited Adjudicator of the Singapore Mediation Centre.

Mr Yeo Liat Kok Philip

Age 61. Mr Yeo was appointed to the Board on 26 May 2000 and last re-elected as Director on 27 April 2006. An independent and non-executive Director, he is a member of the Bank's Executive, Audit and Remuneration Committees. He is a director of Far Eastern Bank, a UOB subsidiary.

Mr Yeo is the Special Advisor for Economic Development in the Prime Minister's Office, and Senior Advisor for Science & Technology to the Minister for Trade and Industry. Recognised for his contributions to Singapore's economic development and pioneering role in promoting and developing the country's information technology, semiconductor, chemical and pharmaceutical industries, Mr Yeo brings to the Bank wide government and private sector experience over a 35-year career. He is the Chairman of Standards, Productivity and Innovation for Growth ("SPRING") Singapore. He is also the Chairman of Accuron Technologies Pte Ltd (an aerospace and precision engineering company based in Singapore), MTIC Holdings Pte Ltd, Dornier MedTech GmbH, Ascendas Property Fund Trustee Pte Ltd and Hexagon Development Advisors. He is the former Chairman of the Agency for Science, Technology & Research ("A*STAR").

Mr Yeo holds a Bachelor of Applied Science (Industrial Engineering) and an honorary Doctorate in Engineering from the University of Toronto, an honorary Doctorate in Medicine from the Karolinska Institutet, Sweden, a Master of Science (Systems Engineering) from the University of Singapore, a Master of Business Administration from Harvard University, USA and a Doctor of Science from Imperial College, London.

Mr Tan Kok Quan

Age 69. Mr Tan was appointed to the Board on 1 October 2001 and last re-elected as Director on 27 April 2005. An independent and non-executive Director, Mr Tan is a member of the Bank's Audit Committee. He is the Senior Partner of Tan Kok Quan Partnership, and Senior Counsel of the Supreme Court of Singapore. He served as Deputy Chairman of the Public Utilities Board and is a former director of NH Ceramics and Network Foods International.

He holds a Bachelor of Law (Hons) from the University of Singapore.

Mr Tan is stepping down as Director at UOB's annual general meeting on 30 April 2008.

Prof Lim Pin

Age 72. Prof Lim was appointed to the Board on 1 October 2001 and last re-appointed as Director on 27 April 2007. An independent and non-executive Director, he is a member of the Bank's Nominating and Remuneration Committees. He is a Professor of Medicine at the National University of Singapore ("NUS") and Senior Consultant at the National University Hospital. He has been accorded the highest academic title of 'NUS University Professor'.

Prof Lim is the Chairman of the National Wages Council, Bioethics Committee, Singapore and National Longevity Insurance Committee. He is a director of Raffles Medical Group. He served as Vice-Chancellor of NUS, Deputy Chairman of the Economic Development Board, and board member of the Singapore Institute of Labour Studies.

Prof Lim holds a Master of Arts and a Doctor of Medicine from the University of Cambridge, UK. He is a Fellow of the Academy of Medicine of Singapore ("FAMS"), FRCP (London) and FRACP.

Mr Lien Jown Leam Michael

Age 44. Mr Lien was appointed to the Board on 3 May 2005 and last re-elected as Director on 27 April 2006. He is an Executive Director of Wah Hin and Company, Managing Director of Fundamental Capital Advisors (an Asian equity advisory company) and a member of the National University of Singapore Endowment Investment Committee. Mr Lien was Managing Director of Morgan Stanley and headed its Singapore corporate finance business up to 2002. He built up Morgan Stanley's Singapore and Indonesian corporate finance franchises from 1994, focusing on cross-border mergers and acquisitions, and international financings. He has advised companies including Temasek Holdings, Singapore Technologies Group, PSA Corporation, Singapore Airlines, and PT Telkom. Before he joined Morgan Stanley, Mr Lien was responsible for equity origination at Standard Chartered Merchant Bank Asia, Singapore. Mr Lien started his career as an Assistant Director in Singapore's Ministry of Trade and Industry in late 1980s.

Mr Lien was a Colombo Plan Scholar and holds a Bachelor of Economics (First Class Hons) with double majors in Finance and Econometrics from Monash University, Australia.

Mr Thein Reggie

Age 67. Mr Thein was appointed to the Board and Audit Committee on 28 January 2008. He will stand for re-election at UOB's annual general meeting on 30 April 2008.

He retired as Senior Partner, Coopers & Lybrand Singapore, the legacy firm of PricewaterhouseCoopers in 1999 after 37 years with the firm. Mr Thein is currently a director of several listed companies, namely GuocoLand, GuocoLeisure, Grand Banks Yachts, Haw Par Corporation, MFS Technology, FJ Benjamin Holdings, MobileOne and Keppel Telecommunications and Transportation. He is the former director of Lindeteves-Jacoberg and Pearl Energy.

Mr Thein is a Fellow of the Institute of Chartered Accountants in England and Wales and a member of the Institute of Certified Public Accountants of Singapore. He is also a member of the governing council of the Singapore Institute of Directors. Mr Thein was awarded the Public Service Medal by the President of Singapore in 1999.



Mr Wee Ee Cheong
Deputy Chairman &
Chief Executive Officer



Mr Chong Kie Cheong
Senior Executive Vice President
Institutional Financial Services &
Private Banking

Mr Chong joined UOB in 2005. He oversees the Bank's corporate, commercial and private banking businesses. He headed the Bank's investment banking business prior to his present responsibilities. Mr Chong holds a Bachelor of Social Sciences (Hons) in Economics from the University of Singapore. He has close to 30 years of experience in the financial industry.



Mr Lee Chin Yong Francis
Senior Executive Vice President
Personal Financial Services &
International

Mr Lee joined UOB in 1980. He has served as CEO of United Overseas Bank (Malaysia) prior to his appointment in Singapore in 2003. He holds a Malaysia Certificate of Education. Mr Lee has held senior positions in operations, consumer services and corporate banking in UOB.



Mr Ong Sea Eng Terence
Senior Executive Vice President
Global Markets & Investment
Management

Mr Ong joined UOB in 1982. He holds a Bachelor of Accountancy from the University of Singapore. Mr Ong has more than 20 years of experience in treasury services and operations.



Mr Chua Teck Huat Bill
Executive Vice President
Delivery Channels & Operations

Mr Chua joined UOB in 2002. He holds a Bachelor of Arts (Economics) and a Bachelor of Engineering (Industrial, Hons) from the University of Newcastle, Australia. Mr Chua has 28 years of experience in wholesale and consumer banking. He has worked in Overseas Union Bank prior to its merger into UOB.



Ms Hwee Susan
Executive Vice President
Information Technology

Ms Hwee joined UOB in 2001. She holds a Bachelor of Science from the National University of Singapore. She has 26 years of experience in information technology.



Mr Khoo Boo Jin Eddie
Executive Vice President
Personal Financial Services

Mr Khoo joined UOB in 2005. He holds a Bachelor of Business Adminstration in Finance and Management from the University of Oregon, USA. He has 21 years of experience in consumer banking.



Mr Lee Wai Fai
Chief Financial Officer
Executive Vice President
Corporate Services

Mr Lee joined UOB in 1989. He holds a Bachelor of Accountancy (Hons) from the National University of Singapore and a Master in Banking and Finance from the Nanyang Technological University, Singapore. He has more than 20 years of experience in finance and administration.



Mr Tay Tong Poh

Executive Vice President
Investment Banking

Mr Tay joined UOB in 2006. He holds a Bachelor of Electrical Engineering from the University of Southern California, USA, and a Master of Business Administration in Finance from The University of Chicago Graduate School of Business, USA. He has 18 years of experience in corporate banking, corporate finance, project finance, leveraged finance and debt capital markets.



Mr Tham Ming Soong

Executive Vice President
Risk Management

Mr Tham joined UOB in 2005. He holds a Master of Applied Finance from Macquarie University, Australia, and is a Fellow of the Financial Services Institute of Australasia. He has more than 25 years of experience, mainly in the areas of treasury and risk management.



Mr Wee Joo Yeow

Executive Vice President
Corporate Banking

Mr Wee joined UOB in 2002. He holds a Bachelor of Business Administration (Hons) from the University of Singapore and a Master of Business Administration from New York University, USA. Mr Wee has more than 30 years of corporate banking experience. He has held senior appointments in Overseas Union Bank prior to its merger into UOB.



Ms Wong Mei Leng Jenny

Executive Vice President
Human Resources

Ms Wong joined UOB in 2005. She holds a Bachelor of Arts (Hons) from the University of Singapore and a Graduate Diploma in Personnel Management from the Singapore Institute of Management. She has more than 25 years of experience in managing human resources.



Mr Yeo Eng Cheong

Executive Vice President
Commercial Banking

Mr Yeo joined UOB in 1986. He holds a Bachelor of Business Administration (Hons) from the University of Singapore. He has more than 30 years of experience in commercial banking.



Mrs Chan Vivien

Senior Vice President
Group Legal & Secretariat

Mrs Chan joined UOB in 1981. She holds a Bachelor of Law (Hons) from the University of Singapore. She was appointed as Group Secretary and Head of Legal in 1988.



Ms Chew Mei Lee

Senior Vice President
Group Compliance

Ms Chew joined UOB in 2006. She holds a Bachelor of Law (Hons) from the University of Malaya, Malaysia, and was admitted to the Malaysian Bar to practise as an Advocate and Solicitor by the High Court of Malaya in 1979. She has 28 years of experience in compliance, legal and corporate secretariat capacities.



Mr Ngo Victor

Senior Vice President
Group Audit

Mr Ngo joined UOB in 2004. He holds a Bachelor of Applied Science from the University of Technology, Sydney, a Master of Business Administration from Deakin University, Australia, and an Executive Master of Science in Finance from Baruch College, City University of New York. He is a Certified Practising Accountant (Australia) and a Certified Information Systems Auditor. He has 20 years of banking experience in internal audit, compliance and information technology.

A WINNING COURSE

Asian Banking & Finance
Asian Banking & Finance Retail Banking Awards 2007
Best SME Bank in Asia Pacific

Deutsche Bank
2006 USD Straight-Through-Processing Excellence Award

DP Information Group
Singapore 1000 Rankings
Net Profit Excellence Award in Industry (Finance)

Euromoney
Private Banking Survey 2007
Best Local Private Bank – Singapore *(Second Position)*

Global Custodian
2007 Major Market Agent Bank Review
'Top Rated' status for excellence in providing custody services

JPMorgan Chase
2006 JPMorgan Chase Quality Recognition Award

National Arts Council
24th Patron of the Arts Awards
Distinguished Patron of the Arts Award

SPRING Singapore
Singapore Quality Class
'Singapore Quality Class' standard for business excellence

CHAIRMAN'S STATEMENT



2007 Growth and Dividend

2007 was a tumultuous year for the financial community. The triple whammy of the US sub-prime mortgages, collateralised debt obligations and special investment vehicles led to a serious credit crunch in the US and Western Europe and spooked equity markets worldwide. Despite the financial turmoil, Singapore closed the year with a GDP growth of 7.7%.

Buttressed by strong economic growth in Singapore and the region, the Group's after-tax profit grew by 12.1% to $2.1 billion (2006: $1.9 billion, excluding the one-time gain of $689 million on special dividend received from Overseas Union Enterprise Limited ("OUE") and gain from divestment of OUE and Hotel Negara Limited).

The UOB Board proposes to transfer $300 million to general reserve. It recommends a final one-tier tax-exempt dividend of 45 cents per ordinary share. Together with the interim dividend of 20 cents and special interim dividend of 15 cents per ordinary share less 18% Singapore income tax, the total net dividend for the year will be 73.7 cents per ordinary share.

Corporate Developments

2007 marked a watershed in the corporate history of the Group. After serving for 47 years as the chief executive, I relinquished my management functions in April to the Group's Deputy Chairman, Mr Wee Ee Cheong. The new CEO has spent more than 28 years with the Bank, and has been a Board Director since 1990. The Board believes that he has the experience to bring the Group to greater heights, and I am delighted that the announcement of the new CEO was well-received by shareholders at our last annual general meeting.

It has been my good fortune to steer the Group at a period during which Singapore and Asia enjoyed strong economic growth. I intend to use my knowledge and experience to oversee the Group's growth strategies.

I am also pleased to announce that Mr Thein Reggie joined the UOB Board in January 2008. A retired auditor, Mr Thein brings with him a wealth of experience of the corporate world.

2008 Growth Prospects

While China and India are likely to continue their robust growth this year, I am less sanguine about the future directions of the US economy. Besides possible further write-downs of the sub-prime mortgages, the US faces a real threat of recession and a further decline of the US dollar. This could impact many Asian nations which rely heavily on their trades with this major world economy. The Singapore government has estimated 2008's GDP growth to be in the range of 4% to 6%. Whether we achieve the lower or higher end of the range will depend, to a large extent, on the course of the American economy and the state of oil prices.

In such uncertain times, the Group will focus on its strengths, namely, providing credit to corporates and small and medium-sized enterprises, and expanding our personal financial products and services in Singapore and the Asian region.

Acknowledgement

The Group put up a commendable performance in 2007. For this, credit must go to the management team as well as all our staff in Singapore and overseas.

I also want to thank my fellow directors for their wise counsel, and our shareholders and clients and customers for their continued support. Mr Tan Kok Quan, who has served on the Board since 2001, has decided not to seek re-election at this year's annual general meeting. I would like to record the Board's deep appreciation for Mr Tan's contributions in the past seven years.

Wee Cho Yaw
Chairman
February 2008

CEO'S REPORT



2007 Review: Staying the Course

2007 had been stormy for global economies and markets. For Singapore, the year began with a buoyant economic forecast and record-breaking performance before the US sub-prime mortgage crisis sent markets crashing. The widespread mortgage-related losses in the US and Europe triggered a global chain reaction, impacting financial markets worldwide. Asia was not spared.

UOB, however, has managed to weather the crisis relatively unscathed. This validates our strategy in building a quality diversified global portfolio with a view of achieving sustainable long-term growth. Our latest financial results underscored our disciplined approach in focusing on the business we know, spreading our risks and insisting on appropriate margins. Our core banking business and franchise remained strong.

It therefore gives me great pleasure in my inaugural report as Chief Executive Officer to declare another record operating year. Net profit after tax hit $2,109 million, a 12.1% increase from the previous year (excluding the one-time gain in 2006). The broad-based improvement was driven by higher fee and commission income across all business activities and higher net interest income from expanded loan volume and improved margins. Our core banking franchise remains strong with the consumer, and the small and medium-sized enterprise ("SME") and institutional businesses growing their segment profits by 37% and 17% respectively.

Riding on the robust Singapore economy and our overseas operations, our net loans grew by 20.5% to a record $92.7 billion. Net interest margin improved from 1.99% to 2.04% as we improved on asset mix. At the same time, asset quality continued to improve with non-performing loan ratio falling to 1.8%. During the year, we further strengthened our balance sheet by expediting the restructuring of the Group's non-performing assets, including the divestments of legacy non-performing loan portfolios in Thailand and the Philippines. Just as important, I am pleased that our Group assets are well spread out in terms of products, markets and business segments, giving us the flexibility of a diversified global portfolio that can meet different business cycles.

Our investment in product capability is paying off as we achieved growth in every segment of our fee-based business. Fee and commission income surged 27.4% to a record $1,278 million. We are coming closer to our aim of earning more non-interest income as we improved the ratio of non-interest income to total income from 35.8% to 38.8%.

Even as we continue to invest in long-term capabilities, we managed our expenses well, keeping our cost-to-income ratio at 41.4%.

"I am pleased that our Group assets are well spread out in terms of products, markets and business segments, giving us the flexibility of a diversified global portfolio that can meet different business cycles."

Our comfortable capital position gives us enough flexibility in managing our credit rating, costs of funding and liquidity for growth. We continue to manage our capital efficiently. Our total capital adequacy ratio of 14.5% and Tier 1 ratio of 10% are well above the minimum regulatory requirements of 10% and 6% respectively. The Group's return on equity ("ROE") rose from 12.3% to 12.6% for the year. We have strong capital and liquidity to seize opportunities as they arise.

Our investments in overseas operations are beginning to bear fruit. Offshore operating profits rose 18.4% over 2006. The lower offshore profit contribution at 30.2% in 2007 was due to a stronger domestic performance and Singapore dollar. We will continue to share best practices, innovation and efficiency across the region. We will continue to develop a balanced global asset portfolio to spread our risks and seek new sources of income.

Growing Our Regional Business

We moved closer to our aim of being a premier regional bank as we continued to expand our operations in Asia in 2007. In China, we incorporated United Overseas Bank (China) in December 2007. This is a significant milestone and is in line with our long-term strategy and commitment to making China one of our key markets. We will be tapping the vast consumer and corporate segments in China when we widen our product range and distribution network and expand our Renminbi business. In Vietnam, we completed the acquisition of a 10% stake in The Southern Commercial Joint Stock Bank.

Our key contributor, United Overseas Bank (Malaysia), performed well with after-tax profit up 18% to $210 million. We are stepping up efforts to build our business in the consumer and SME segments. We made great strides in home mortgages, cards and wealth management.

United Overseas Bank (Thai) group was operationally profitable despite the uncertain business climate during the year. We strengthened our balance sheet including the sale of THB11 billion ($511 million) of non-performing loans. We also continued to invest in our infrastructure. The performance for the second half of 2007 improved significantly with an after-tax profit of $36 million as opposed to an after-tax loss of $41 million in the first half of the year.

Our two banking subsidiaries in Indonesia reported a combined after-tax profit of $94 million. We are entrenching our market position. Our consumer business is gaining momentum with PT Bank UOB Buana launching several products in 2007 including credit cards that offer customers benefits across Southeast Asia. PT Bank UOB Indonesia complemented our business well with robust growth in corporate banking activities.

As we continue to invest and build long-term capability in our key markets in Asia, we are diversifying into OECD economies to spread our risks. Our operations in North America and Europe remain as key markets for our risk and income diversification across business and geographical boundaries. Notwithstanding the turmoil created by the sub-prime mortgage crisis, we experienced positive growth in these markets. Our pre-tax profits from outside Southeast Asia and Greater China rose 34% during the year.

We will continue to leverage our core strengths to expand our business organically, through mergers and acquisitions, or by forming alliances with strategic partners. For instance, Global Markets & Investment Management Sector ("GMIM") penetrated into the regional markets for structured products through our asset management arms in Malaysia and Thailand, as well as tie-ups with third-party distributors in South Korea and China. Our core strengths lie in our market knowledge of Asia, consumer and SME banking expertise, proven technology and risk management capabilities. These factors should underpin our franchise growth in the region.

Strengthening Customer Relationship

During the year, we continued to focus on our core consumer and SME customers, emphasising quality growth and long-term relationship-building.

We listened to the market and offered innovative products and services to meet the needs of our increasingly sophisticated customers. For instance, we launched UOB One Card, the first contactless credit card in Singapore and Malaysia; UOB High Yield Account, a chequeing account that pays premium interest based on a customer's total assets with UOB; and UOB Empire World MasterCard for Business, which offers priority commercial banking services and travel privileges to our SME clients. On the corporate and investment banking front, we spearheaded several major projects including being the single largest underwriter for Marina Bay Sands' and Asia Mobile Holdings' syndicated financing in 2007.

To deepen rapport with customers, we set up new wealth management centres in Singapore and overseas and laid the foundation for further growth in the burgeoning regional wealth management market. We reorganised our Commercial Banking Sector to establish new teams of industry specialists and business development units to better serve customers' needs. We also beefed up expertise in areas like Structured Trade & Commodity Finance, Transaction Banking and Ship Finance.

There will be no let-up in efforts to boost service quality. In line with our vision to be recognised as world-class in customer service and operational excellence, we continued to pursue innovation and process efficiencies to deliver seamless financial services to customers. During the year, we set up a dedicated Customer Advocacy & Service Quality unit to reinforce the service culture throughout the Bank.

Our efforts are also being recognised by the industry. Our service staff garnered the highest number of awards among local banks at the SPRING Singapore – Association of Banks in Singapore Excellent Service Award. Among other accolades, we were named the Best SME Bank in Asia Pacific at the Asian Banking & Finance Retail Banking Awards 2007.

Collaborating Across the Bank to Create Synergies

In keeping with the Bank's 'United Behind You' tagline, we promoted further synergies bank-wide by strengthening collaboration across business units and the region. We developed internal processes and shared key performance indicators to recognise efforts in cross-selling and facilitate collaboration among customer relationship managers and product specialists.

Our business units came together and tapped their respective areas of expertise to provide a total solution to customers' financial needs. Results have been encouraging. Private Banking, for example, worked with Commercial Banking, Corporate Banking and regional centres to offer banking services to meet the offshore needs of their customers. By working more closely with GMIM and Investment Banking, our Corporate Banking team delivered comprehensive services to its core client groups with attendant increase in wallet size.

Through our Global Relationship Managers and Global Business Development unit, we supported customers' cross-border expansion, leveraging the Bank's extensive regional footprint and overseas branch network. Similarly with our consumer business, we strengthened our presence in the region with UOB International Home Loan, a property financing scheme for customers purchasing properties in Singapore, Malaysia, Thailand and Shanghai, China.

Developing Our People

The Bank can only be as good as its people. We have the privilege of having a stable senior management team. We will continue to build on our bench strength with the aim of developing a strong regional talent pool for long-term sustainable growth. During the year, we initiated a series of programmes to promote employee engagement, development and performance.

We further aligned our performance management system with our reward programme based on a set of balanced key performance indicators. We introduced incentive schemes to foster long-term commitment as well as drive short-term performance.

BE@UOB is a new initiative reflecting the management's desire for each and every employee to feel a sense of purpose and belonging. To ensure that staff are on the same page in understanding the Bank's directions and progress, we enhanced our intranet platform and held Leadership Plenary sessions, a communication platform for our senior management to reach out to and engage the executive population within the Group.

Strengthening Infrastructure and Risk Management

In line with our regional growth ambition, we are leveraging economies of scale through consolidation of processes and system platforms. We are harmonising our IT infrastructure by developing shared centres of excellence. This is to create scale and facilitate rapid product deployment, sharing of best practices across the region and alignment of operations for better risk management and revenue growth.

I am pleased to report that we received approval to adopt Basel II Foundation Internal Ratings-Based Approach from January 2008. We will continue to strengthen our risk management capabilities. Recent global volatilities underscore the importance of having robust risk management systems and discipline.

Contributing to the Community

Even as we focus on growing our business, we want to build an organisation with a heart and soul, not just among colleagues but in the communities where we operate, whether in Singapore or overseas. In 2007, UOB supported a number of initiatives that brought the community together, including the launch of the UOB Heartbeat Run to raise funds for charities like Very Special Arts and The Children's Aid Society.

"We will be nimble in seizing opportunities, while exercising prudent risk management. It is not about avoiding risks, but effectively managing risks, for ourselves and our customers."

As a strong supporter of Singapore's visual arts scene, we organised our 26th UOB Painting Of The Year ("POY") Competition and presented an exhibition, The Best Of UOB, as part of the Singapore Art Show 2007. For the first time, the 26 winning works of the POY Competition from 1982 to 2007 were exhibited together for public appreciation. In recognition of our contributions towards the promotion of the arts in Singapore, the National Arts Council conferred on us the Distinguished Patron of the Arts Award for the third consecutive year.

Forging Ahead in 2008

This year has so far been challenging. The financial markets ran into heavy turbulence. Global financial risks have escalated. Established financial names are announcing heavy write-offs and losses originating from the sub-prime crisis. Sovereign wealth funds are emerging. We are entering a new period of global adjustments with roles and dynamics of the old and new players changing at breathtaking pace. The story is still unfolding. 2008 looks set to be a volatile year with a potential US recession threatening economic growth in the rest of the world. Like everyone else, we will have to watch how the series of aggressive interest rate cuts and the economic rescue package in the US help steady the global economy.

We may have been spared the direct brunt of the sub-prime crisis this round. But there are important lessons to be learnt. We cannot be complacent, especially given the fact that even established institutions are not immune to such woes. We will remain disciplined in managing risks and avoiding over-extension. We will continue to weigh the consequences of short-term gains against long-term considerations. In a globally integrated environment like ours, the impact of business cycles and market volatilities are borderless.

There will be volatilities. But from a longer-term perspective, we must not lose sight of the fact that globalisation is bringing enormous opportunities in trade and investments across the region. And Asia by and large is still on expansion mode. Consumers and SMEs are going to benefit from the economic growth in the next few years and UOB is set to take advantage of this transformation.

Despite the choppy waters globally, Singapore is expected to register GDP expansion of 4% to 6% this year, driven by strong foreign investments and a robust domestic sector. With the integrated resort projects and other initiatives to boost tourism and create jobs coming on stream, we remain positive on the outlook for the Singapore economy.

Likewise, Malaysia, Thailand and Indonesia are expected to grow around 5% to 6% this year. The foreign reserves and financial systems of these countries have strengthened since the Asian financial crisis. We are well-placed to scale up when business volumes pick up. Our comprehensive global network of over 500 offices provides us a prized distribution platform to deliver our products and services to target customer segments.

UOB has come a long way since its founding in 1935. Today, it is well-positioned to weather challenges ahead and tap the tremendous opportunities in the region. I would like to pay tribute to our Chairman, Mr Wee Cho Yaw, for his immense contributions as CEO over the last 47 years. It was under his leadership that the Bank grew into one of the leading banks in Asia. He is undoubtedly one of Singapore's most illustrious entrepreneurs. As we continue to build on UOB's success, my team and I look forward to his continued guidance in his role as Chairman of the Bank.

I would like to thank our shareholders and customers for their continued support in my first year as CEO. I would also like to extend my appreciation to the Board of Directors for their confidence in me and my team. And finally, my gratitude to our staff – their hard work and dedication have played a huge part in making UOB what it is today.

2008 will be another challenging year. But there are always opportunities in crises. In times like these, we have the advantage of a strong capital base and liquidity to invest in further quality growth. We will be nimble in seizing opportunities, while exercising prudent risk management. It is not about avoiding risks, but effectively managing risks, for ourselves and our customers. We will watch costs and build our bench strength. We will continue to invest in quality, whether in products, people or infrastructure. We will continue to innovate and generate new ideas. Most importantly, we will take a long-term view and focus on building sustainable growth. My management team and I are confident that we will continue to steer a steady course.

Wee Ee Cheong
Deputy Chairman & Chief Executive Officer
February 2008



STEERING AHEAD

UOB has achieved satisfactory growth over the years. In 2007, we continued to ride the waves in full sail in our quest to become a premier bank in Asia Pacific.



UOB
One
VISA
CASH REBATES
ON EVERYTHING YOU BUY.
EVERY TIME. EVERYWHERE.
YOU ONLY NEED ONE

1. UOB One Card, the first contactless credit card in Singapore and Malaysia, enables cardmembers to earn cash rebates.

Individual Financial Services

Individual Financial Services covers Personal Financial Services, Privilege Banking and Private Banking.

Personal Financial Services ("PFS")

PFS serves individual customers by focusing on Unsecured Credit, Secured Loans as well as Wealth Management which includes deposits, insurance, investments and treasury products.

Unsecured Credit

Our constant focus is to consolidate our market leadership in credit cards. In Singapore, UOB is the largest credit card issuer with more than one million cards. We also have the largest base of merchants for consumer and commercial credit card acceptance. We offer a wide selection of card products and services to meet different customer needs and changing consumer lifestyles. The UOB Dining Programme, an award-winning regional programme, offers privileges at over 700 establishments and is widely recognised as the leading dining programme in Singapore.

In 2007, we launched UOB One Card targeting at technology-savvy consumers aged 23 to 34 in Singapore and Malaysia. It is Singapore's and Malaysia's first contactless credit card that is incorporated with Visa payWave, Visa's contactless payment technology. With UOB One Card, cardmembers can earn cash rebates on every purchase everytime and everywhere. To-date, over 300 retail outlets in Singapore including popular coffee joints, cinema chains, restaurants and fashion outlets accept Visa payWave transactions.

We also introduced UOB Empire World MasterCard for Business during the year. Targeted at high-spending businessmen and directors of small and medium-sized enterprises ("SMEs") who travel frequently for business, it offers priority commercial banking services, complimentary access to business centres, airport lounges as well as personalised travel concierge services by UOB Travel Planners.


UOB
mpire
WORLD BUSINESS

2. UOB Empire World MasterCard for Business was launched in conjunction with UOB Commercial Banking Hubs and Centres.

The UOB Lady's MasterCard, our flagship product introduced in 1989, continues its pioneering heritage as the card of choice among discerning woman executives. The UOB Visa Signature, launched in 2006, is our fastest-growing card that offers a generous and rewarding travel-based programme with a choice of over 100 airlines and hotels with no blackout dates, coupled with hassle-free redemption through leading travel partners. The elite UOB Visa Infinite, extended by invitation only, remains the preferred card for the high-fliers and super-affluent.

UOB will continue to create unique and innovative products for each market segment, as well as exciting card usage programmes year round.

Secured Loans

UOB continued to grow its market share and maintain its leadership position in the private home loan segment. The Bank's housing loans business in Singapore registered strong growth amidst a buoyant property market and despite intense market competition.

We introduced several new initiatives during the year. These included UOB FlexiMortgage (a private residential property loan that combines the financial flexibility of an overdraft facility and the stability of the conventional home loan) and UOB CostPlus (a cost-of-funds loan that gives home-owners a new level of transparency and flexibility).

In addition, UOB strengthened its presence in the region with UOB International Home Loan, a property financing scheme for customers purchasing properties in Singapore, Malaysia, Thailand and Shanghai, China. We are committed to growing our housing loans portfolio in China, following the incorporation of United Overseas Bank (China).

Wealth Management
In the area of Wealth Management, we saw significant growth in deposits, investments, treasury and insurance sales. In line with customers' needs, the product range was enlarged to include structured and offshore product offerings. New wealth management centres were also opened at VivoCity, Ang Mo Kio Hub, Woodlands Civic Centre, Jurong Point and Orchard to better serve the Bank's customers. In addition, we adopted a clear segmentation and investment strategy that focuses on portfolio diversification and enhancing value for our customers.

Deposits
It has been an eventful year for Deposits.

As part of the new year celebrations, Deposits launched the UOB Triple Treasures promotion featuring attractive offers on various deposit accounts. A specially-designed Humphrey's Medallion was given to our customers as a premium for the UOB Junior Savers Account promotion.

During the year, Deposits collaborated with Transaction Banking to enable customers to apply for their goods and services tax credit via our ATMs. The initiative was a tremendous success. On top of that, the UOB Save & Reward promotion was launched, rewarding customers with bonus cash when they made deposits into their UOB FlexiDeposit account.

For the year-end acquisition drive, Deposits launched a campaign to encourage customers to make deposits into selected accounts. The six-week campaign achieved outstanding results, ending the year on a high note.

Insurance
Bancassurance continued to focus on product rationalisation and meeting the sophisticated needs of our customers. The result was a more extensive and competitive range of products such as the Universal Life and Variable Annuity in US dollars. These products provide an alternative to the standard range of basic protection and savings plans.

One key product launched during the year was UOB Life Maxi Future, an eight-year limited payment whole-life plan that provides customers guaranteed income for life. The plan is suitable for customers who are looking for protection and liquidity at the same time. The other significant milestone was the launch of CreditSure, a credit insurance protection plan that gives customers peace of mind in the unfortunate event of premature death and disability. CreditSure undertakes to pay off the insured person's outstanding credit card bills in such events.

We actively promoted general insurance products to our customer base via telemarketing. Business doubled over the year and going forward we will capitalise on other distribution channels such as the Internet and ATMs for simple products.

Investments and Treasury Products
We introduced new products to cater to different market segments.

Working with UOB Asset Management ("UOBAM"), we launched United Asia Active Allocation Fund in the region. The Fund is designed to adapt to changes in market conditions through a flexible and rigorous investment strategy so as to maximise returns for investors. The Fund capitalises on the Bank's regional network and UOBAM's expertise to offer wealth management solutions to customers in Singapore, Malaysia and Thailand.

For the Privilege Banking segment, structured products were in demand. Short and long-term notes as well as dual-currency and fixed-income securities enjoyed good growth.

Capital-protected structured deposits continued to be a favourite of the core market segment due to its low volatility and wide diversification within the underlying portfolio. Open-ended unit trusts were also in demand by this group of investors as interesting themes were introduced to the market.


UNITED OVERSEAS BANK LIMITED
HIGH YIELD
George Tan
Ten Thousand Only

3. UOB High Yield Account is a unique chequeing account that offers preferential interest rates based on a customer's total relationship with the Bank.

In addition, we continued to run our Evergreen Series of funds which streamline a list of well-selected funds based on research and critical due diligence.

Privilege Banking

Privilege Banking saw significant developments during the year.

In May 2007, Privilege Banking worked with Deposits to launch UOB High Yield Account. This chequeing account pays premium interest based on a customer's total assets (comprising deposits and investments) with UOB. This product is unique in the market and was developed to provide exceptional value to Privilege Banking customers.

Two new Privilege Banking Centres were opened at Orchard and Parkway Parade, bringing the total number in Singapore to six. These centres offer an array of fine wines, premium food and beverages to further enhance the banking experience of Privilege Banking customers.

Privilege Banking International was established in the last quarter of the year to cater to the Bank's growing non-resident customers.

We also planned many exclusive events for Privilege Banking customers. On top of the on-going series of investment seminars, Privilege Banking sponsored the opening night of the musical 'The King & I' at the Esplanade and indulged customers in a night of high fashion and culinary delight at the Bulgari Dinner.

Private Banking

2007 was an exciting year for Private Banking. We deepened our rapport with our clients, setting the foundation for further growth and establishing ourselves in the burgeoning regional private banking market.

Private Banking tapped the Bank's significant presence in the region and seized cross-selling opportunities through greater collaboration with Commercial Banking, Corporate Banking and offshore centres. In the volatile market environment, our team of qualified and experienced managers worked closely with our clients to enhance the value of their portfolios.

Private Banking provides customised solutions to clients, especially in the area of trust and estate planning. We are consolidating our strengths and upgrading our system platform to serve our increasingly sophisticated and wealthy clients in the region and beyond.

Institutional Financial Services

Institutional Financial Services covers:

- Commercial Banking, which serves SMEs;
- Corporate Banking, which serves the large corporate groups and multinational corporations;
- Transaction Banking, which offers a comprehensive range of cash management, trade and custody services to SMEs, large corporations and financial institutions;
- Structured Trade & Commodity Finance, which creates special packages for large local and international commodity traders; and
- Ship Finance, which supports ship owners and operators.

Commercial Banking

With a strong Singapore economy and positive business sentiments, our SME portfolio saw robust growth in loans, trade finance, remittance, foreign exchange and other services. UOB maintained its dominant position in the SME segment, and was named the Best SME Bank in Asia Pacific at the Asian Banking & Finance Retail Banking Awards 2007. The SME portfolio made significant contributions to the Bank's revenue and profit in 2007.

Commercial Banking reorganised itself to further penetrate the SME market. Customer relationship management has been strengthened with a core team of industry-specialist managers serving the needs of existing customers and an experienced group of business development managers seeking out new customers. In addition, a new Product Sales Specialists unit was set up to focus on developing new products and revenue streams. A Middle Office, which provides independent administrative support to the business, was also set up to ensure compliance and quality assurance in our service delivery.

On the cross-border front, the Global Business Development unit continued to ride the wave of globalisation to support Singapore's SMEs in their expansion into overseas markets.

Corporate Banking

Supported by positive business sentiments, Corporate Banking registered all-round improvements in performance, measured by substantial growth in loan assets, better recovery and improved asset quality, higher trade and loan-related fees and deposit growth.

During the year, cross-selling of the Bank's products and services was given greater impetus with the introduction of shared key performance indicators with product partners in Investment Banking as well as Global Markets & Investment Management. Arising from the co-ordinated efforts, Corporate Banking delivered comprehensive services to its core customer groupings with attendant increase in wallet size.

Through its role as Global Relationship Managers, Corporate Banking continues to identify opportunities for the provision of financing and related banking services required by customers through the Bank's extensive regional footprint and overseas branch network.

Transaction Banking

Transaction Banking is committed to providing a total solution to clients, leveraging technology and the branch network.

2007 was a fruitful year for Transaction Banking with strong business momentum. The teams in Singapore, Malaysia and Thailand won a number of mandates amidst keen competition. Several marketing and product initiatives were also undertaken to deepen relationships with clients.

With the incorporation of the banking subsidiary in China, Transaction Banking plans to offer Renminbi transaction services there in 2008.

Structured Trade & Commodity Finance ("STCF")

STCF remained focused on the bulk trade/commodity business such as petroleum, metals and agricultural commodities. We expanded the range of structured trade products from the plain-vanilla shipment sales financing, stock and receivables financing to include prepayment, pre-export and tolling finance.

On the international front, STCF (HK) consolidated its position as an active player in structured trade finance, working closely with its North Asia offices. STCF (Shanghai), set up in December 2007, will spearhead the structured trade business in China.

Ship Finance

Ship Finance was set up in February 2007 to support ship owners and operators in the region by offering innovative and comprehensive financing solutions to meet their requirements.

Capitalising on the buoyant shipping and ship-building industry, Ship Finance concluded vessel financing transactions with customers spanning from the Asian powerhouses of China and India to the matured market of USA.

We financed ocean-going commercial vessels including Dry Bulk Carriers ranging from Handysize to Capesize, Clean Petroleum Product and Chemical Tankers, as well as 4,000 to 5,000-TEU Containerships. We also supported the offshore oil and gas industry with the financing of Jackup Rigs, Accommodation Barges and Offshore Support Vessels like AHTS and PSV.

Global Markets & Investment Management ("GMIM")

GMIM comprises the Global Markets and Asset Management businesses.

Global Markets

Global Markets offers a comprehensive range of treasury products and services, including foreign exchange, money market, fixed income, derivatives, margin trading and futures broking, as well as an array of structured products. We are the foremost provider of banknote services in the region and the only bank in Singapore to offer the full range of gold investment products.

Global Markets showed strong resilience amidst the tough market conditions brought by the US sub-prime and credit liquidity crisis. This was achieved via appropriate risk management of the Group's exposure to credit markets. The Group had been constantly reviewing the development of the crisis and steadily reducing its exposures.

We continued to expand our Treasury presence in our regional subsidiaries, particularly in China as the Chinese market further liberalised. Separately, we also penetrated into the regional markets for structured products through our asset management arms in Malaysia and Thailand, as well as tie-ups with third-party distributors in South Korea and China.

Asset Management

Our Asset Management business covers third-party and proprietary asset management activities. We also provide asset management services through our subsidiaries in Singapore, Malaysia, Thailand, Brunei, Taiwan, France and USA, serving institutional clients as well as retail customers with a broad array of investment products.

UOB Asset Management

UOBAM continues to build on its franchise as a regional asset management company. Over the past few years, countries such as Thailand and Malaysia had liberalised gradually to allow investors to invest globally. We have taken this opportunity to make available our regional and global funds and capabilities in these countries. New territories are also being penetrated with new mandates being won from Europe and North Asia.

Conditions in the collateralised debt obligation ("CDO") market have been extremely challenging. Over the year, we streamlined our analytical and operational processes to strengthen our CDO management capabilities.

At the end of 2007, assets under management totalled $24.3 billion.


PROSPECTUS
UNITED
ASIA ACTIVE
ALLOCATION

4. United Asia Active Allocation Fund, jointly developed by UOB and UOBAM, was launched in Singapore, Malaysia and Thailand.

UOB Global Capital ("UOBGC")

UOBGC continued to grow assets under management and advice, and maintained profitable momentum by diversifying and deepening its penetration of existing and potential client bases. At the same time, UOBGC broadened and enhanced its product offerings by selectively adding high quality risk adjusted reward products in all asset classes to its existing suite of products.


ASIA MOBILE HOLDINGS PTE LTD
US$1,160 MILLION SYNDICATED DUAL CURRENCY
TERM AND REVOLVING FACILITIES
Signing Ceremony
25th May 2007

5. UOB was the single largest underwriter in Singapore's largest non-real estate syndicated financing in 2007.

In 2007, UOBGC's assets grew to more than US$14.3 billion, representing an increase of US$6.8 billion or 89% from end-2006. UOBGC's hedge fund activities saw significant growth as did its Dublin-based offshore family of funds. UOBGC's private equity practice continued to make progress over the year. The UOB Portfolio Advisors Asia Select Fund, advised by UOB and Portfolio Advisors, had a final close in November 2007 at US$189.5 million. A new thematic private equity fund, Croupier Prive, was added to UOBGC's range of products.

Investment Banking

Corporate Finance

In Singapore, UOB Asia (Corporate Finance) successfully launched three Initial Public Offerings ("IPOs") in 2007, raising a total of $48.6 million. We also acted as the public offer co-ordinator for two international REITs – Macarthurcook Industrial REIT and Saizen REIT. In addition, we were the manager for seven successful rights issues and acted as the financial adviser to Anwell Technologies for its major acquisitions.

In Hong Kong, UOB Asia (Hong Kong) successfully launched the IPO for Tao Heung, raising a total of HK$440 million. It also acted as the financial adviser to Karrie International for its rights issue, raising a total of HK$124 million. In addition, UOB Asia (Hong Kong) participated as the co-lead manager and co-manager in several IPOs and acted as the financial adviser for many corporate advisory transactions.

Debt Capital Markets

We significantly increased our involvement in the Singapore and regional loan markets in 2007.

In the real estate sector, UOB was the single largest underwriter for Marina Bay Sands Pte Ltd's $5.44 billion senior credit facilities. The Bank was one of the four co-ordinators and syndication agents for the transaction. The financing, which is for the development of the first integrated resort in Singapore, is the largest Singapore-dollar financing ever raised in the Singapore loan market. UOB was also one of the two underwriters for the $1.419 billion bridging loan facility and the $2 billion development facilities for MGP Berth Pte Ltd to develop a commercial building at Marina View.

UOB was the largest underwriter and bookrunner for Singapore's largest non-real estate syndication in 2007, raising US$1.1 billion for Asia Mobile Holdings to finance its interests in telecommunication businesses in Singapore and the region. UOB successfully leveraged its unique strength as the largest SME bank in Singapore by arranging syndications for several mid-cap companies such as Yongnam ($100 million syndicated loan and floating-rate notes), Advance SCT ($60 million syndicated loan with detachable warrants) and Aspial Corporation ($40 million syndicated loan).

Building on UOB's track record in corporate transactions, we successfully diversified our activities into arranging and underwriting of leveraged transactions in 2007. These transactions notably spanned across diversified industry sectors from shipping and offshore marine to food and technology, including the US$233 million term financing for Nautical Offshore Services' acquisition of Jaya Holdings, the $200 million financing for CVCI's acquisition of Seksun Precision, the US$850 million privatisation of Want Want Holdings, the $62 million financing for Broadway's acquisition and consolidation of Compart Asia, and the US$261 million financing for Macquarie's acquisition of EOT and Miclyn.

Beyond Singapore, we expanded our footprint in North Asia by arranging, inter alia, a RMB1 billion syndicated financing for Foshan Jianlibao (China), a US$220 million term loan for RKI Finance (Hong Kong), and a US$120 million term loan for Sunshine Holdings (China). The Bank further expanded its syndications in Southeast Asia by being one of the original mandated lead-arrangers and underwriters for the US$750 million syndicated financing package for Adaro of Indonesia. We expect to continue expanding the Bank's strategic involvement in cross-border syndications, in line with our vision and regional aspirations.

Venture Management

UOB Venture Management ("UOBVM"), our venture capital and private equity fund management subsidiary, managed and advised seven funds that amounted to more than $330 million in committed capital as at the end of 2007. UOBVM validated its ability to source for good private equity opportunities in Asia with the successful listing of six of its portfolio companies – Wuxi PharmaTech (on New York Stock Exchange), Yuanwanggu IT (on Shenzhen Stock Exchange), Yangzijiang Shipbuilding [on Singapore Exchange ("SGX")], China XLX Fertiliser (on SGX), Sunvic Chemicals Holding (on SGX) and Unionmet (on SGX).

International

UOB strengthened its presence and continued to expand its operations in Asia in 2007. In China, we received approval to incorporate United Overseas Bank (China) ["UOB (China)"]. This is a significant milestone and is part of our long-term strategy and commitment to making China one of our key markets. In Vietnam, we completed the acquisition of a 10% equity stake in The Southern Commercial Joint Stock Bank ("Southern Bank").

Our operations in North America and Europe remained as key markets for our risk and income diversification across business and geographical boundaries. Notwithstanding the turmoil created by the sub-prime mortgage crisis that gripped global markets, we experienced positive growth in these markets.

We will continue to leverage our core strengths to expand our business organically, through mergers and acquisitions, or by forming alliances with strategic partners. Our core strengths lie in our market knowledge of Asia, consumer and SME banking expertise, proven technology, risk management and corporate governance frameworks. These factors should provide sustainable and profitable growth in the region.

Malaysia

United Overseas Bank (Malaysia) ["UOB (Malaysia)"] performed well in 2007. As a foreign bank with the largest network of 41 branches, UOB (Malaysia) was able to tap the large consumer and SME segments in Malaysia, and made great strides in home mortgages, cards and wealth management.

The bank's key initiatives and achievements during the year included:

- UOB One Card: Launched as the first contactless credit card and the first truly cash rebate card in the Malaysian credit card industry.
- Wealth management business: Achieved benchmark sales for the United Asia Active Allocation Fund, setting a new record for distributors in Malaysia; and launched the 'Live the Privilege Life@BSC' campaign to offer a suite of exclusive services to Private Banking clients.
- Customer Relationship Management ("CRM") system: The implementation enabled the Call Centre to provide better quality customer service with a more integrated view of customer information.

Thailand
United Overseas Bank (Thai) ["UOB (Thai)"] continued to make good progress in the card, wealth management and mortgage businesses, by leveraging the UOB Group's strength in consumer and SME banking. Some of the products launched during the year included:

- UOB Black Card: A platinum credit card that caters primarily to high networth gentlemen.
- UOB International Home Loan: A property financing scheme for Singapore citizens and foreigners to purchase freehold condominiums in Thailand.

As a long-term investor, we remain confident and will continue to invest resources to build and strengthen our business in Thailand.

UOB Bullion and Futures (Thai) Company Limited ("UOBFT") commenced trading in derivatives on the Thailand Futures Exchange Public Company Limited in May 2007. UOBFT's participation in the growth of Thailand's futures market is in line with the UOB Group's strategy of growing its futures business in Asia.

Indonesia
2007 marked a new beginning for UOB Buana as it began operations as PT Bank UOB Buana. The rebranding not only enabled the bank to build upon its existing strength in commercial banking for SMEs, but also reinforced its position in the Indonesian banking industry.

UOB Buana took significant steps to strengthen its corporate governance, risk management and internal control frameworks, enabling the bank to increase its lending activities to the consumer segment. Efforts were focused on achieving greater synergies between its key business and operational functions, by tapping the expertise, experience and know-how of the UOB Group. UOB Buana launched several products in 2007, including the Twin Invest programme, UOB Elite Protection programme, and UOB Buana credit cards which offer greater benefits across Southeast Asia.

Another subsidiary, PT Bank UOB Indonesia ("UOB Indonesia"), focused its efforts on strengthening its corporate banking business to complement UOB Buana's consumer and SME businesses.

During the year, UOB Indonesia and UOB Buana took the top and tenth rankings respectively in the category of banks with a capital of IDR1 trillion to IDR10 trillion, based on a research by InfoBank on banks' compliance with the Indonesian Banking Architecture standards.

Greater China
UOB (China), a wholly-owned banking subsidiary, was formed from existing UOB branches in China. The subsidiary was incorporated in December 2007 and commenced business in January 2008. UOB (China) will tap the vast consumer and corporate banking segments by expanding its distribution network and engaging in the Renminbi business besides the foreign currency business.

6. Shenyang Branch was officially opened in June 2007 by Shenyang Party Secretary, Mr Chen Zhenggao, UOB Group Chairman, Mr Wee Cho Yaw, and Singapore Minister, Mr Tharman Shanmugaratnam.



In April 2007, UOB signed a Letter of Intent with China's Evergrowing Bank to explore the possibility of making a strategic investment in the Chinese bank. The Letter of Intent paved the way for more in-depth negotiations between the two parties.

With the opening of Shenyang Branch in January 2007, our Greater China network comprises eight branches in China, five branches in Hong Kong and one branch in Taipei.

North America and Europe
Notwithstanding the US sub-prime mortgage crisis, our branches in North America and Europe have been resilient and continued to contribute positively to International Sector's total profit. As a result of our prudent credit underwriting discipline, the sub-prime mortgage crisis has not impacted our operations in North America and Europe.

Other Overseas Operations
We completed the acquisition of a 10% equity stake in Vietnam's Southern Bank in December 2007 and will apply to increase our strategic investment to 20%. Vietnam is an economy that is primed for growth. With the progressive liberalisation of Vietnam's financial industry, our investment will enable us to ride on the country's booming economy.

Recognising the pockets of growth in other markets such as Australia, Brunei, South Korea and Japan, UOB will continue to pursue business opportunities in each of the niche market segments.

Information Technology ("IT")

During the year, the Bank focused on building its core IT infrastructure to manage operational risks for revenue growth, as well as enable the Bank to add value for customers through active customer engagement, enhanced efficiencies and services, and improved product offerings.

Singapore
We further strengthened the regulatory and compliance infrastructure with emphasis on Basel II and anti-money laundering compliance assurance. In particular, the Bank obtained approval from the Monetary Authority of Singapore ("MAS") to adopt the Basel II Foundation Internal Ratings-Based Approach from January 2008. The Bank has been in parallel run since 2007.

To assist business units in managing their marketing campaigns and measuring the success of such campaigns, the Bank invested in building a campaign management system. The system not only improves operational efficiency and time-to-market but also helps to analyse customers' needs through segmentation and profiling.

Treasury systems were also strengthened to support the processing of structured and derivatives products, improve product offerings to our corporate clients, as well as enhance our risk management capabilities.

In support of our regional operations and growth ambition, our strategy is to harmonise our IT infrastructure by developing a primary shared-service IT facility in Singapore. This is to create scale and leverage IT investments for rapid product deployment, sharing best practices across the region, and harmonising operations for better risk management.

Malaysia
We enhanced our consumer credit management system and processes in Malaysia to be Basel II compliant by sharing the Group's best practices. In addition, they formed the backbone to support our consumer banking business.

The Call Centre of UOB (Malaysia) was strengthened with the support of a new CRM system. This enabled the Call Centre to achieve a higher level of customer satisfaction, effectively manage its sales and enhance cross-selling capabilities. This was similarly based on the Group's infrastructure which significantly reduced UOB (Malaysia)'s learning time and ensured consistent standards of service across the Group's call centres.

Thailand
UOB (Thai) put in place a Basel II infrastructure and carried out a massive overhaul of its credit-related systems. This was achieved through the rapid deployment of the Group's Basel II-compliant systems, implemented through our shared-service IT facility.

Indonesia
The treasury operations were significantly enhanced through the implementation of a robust treasury system which covers the front, middle and back-office capabilities. This will enable better risk management and operational efficiency as the treasury business grows.

Similarly, the IT infrastructure for the credit card business was overhauled. This included the implementation of modules for card billing, rewards, application origination and collections to support the aggressive growth plan.

China
Core IT infrastructure was laid in anticipation of growth. This included core retail banking systems for deposits and loans, trade, payments and remittances.

Delivery Channels & Operations ("DCO")

2007 was another challenging year for DCO as we scaled new heights in our efforts to fortify our service and processing platforms in Singapore and the region. Guided by our vision to be world-class in customer service and operational excellence, DCO continued to pursue innovation and process efficiencies to deliver seamless financial services to customers.

The Region
A key pillar of our strategy is to achieve economies of scale through the consolidation of processes and system platforms of our regional subsidiaries. Working with IT, DCO successfully completed a number of overseas projects to redesign, automate and align processes with the Head Office's standards and operating model. These included the hubbing of UOB Buana's treasury operations, the roll-out of centralised cheque issuance and credit operations in Jakarta and the Java region, the implementation of production systems in UOB (China) and the establishment of regional embossing of credit cards in our offices in Hong Kong and Thailand.

Distribution Channels
In 2007, we repositioned our branch network coverage so as to capitalise on the extensive distribution channels to establish distinctive advantages in growing the Bank's business.

For stronger brand visibility, we developed new branch designs and rebranded our ATMs.

Throughout the year, we strengthened our capabilities at our customer touch-points to refine customer service delivery and offer a distinctive banking experience. The workforce management system, an automated scheduling tool, was implemented in the Call Centre to ensure that the Centre continues to meet its service level with optimal staffing.

Focusing on service excellence, we embarked on various initiatives to upgrade self-service machines to offer 24-hour banking convenience to our customers. The personalisation function in ATMs allows customers to set shortcuts for up to four favourite ATM transactions. Bill and credit card payments are also made available at cash deposit machines island-wide as an alternative payment channel for customers.


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PRIVILEGE
BANKING

7. New branch designs to enhance customer service delivery and banking experience.

We constantly seek to improve the ratio of branch-counter transactions to self-service transactions. With this migration of transactions, along with the full benefits of the iBranch system rolled out in 2006, customers are experiencing shorter queue-time and faster turnaround for over-the-counter transactions.

Improvements and Innovation

DCO embarked on various projects to automate and streamline processes to accommodate increased business volumes. The re-engineering efforts of the business and support divisions enabled us to achieve significant reduction in turnaround time, staff overtime and processing errors without compromising on risks and controls.

The Credit Card Operations Centre refined the business rules and processing guidelines for debit cards. The processing time for debit cards was reduced and the application turnaround was shortened by three days. The streamlining of workflow processes for unit trust fund administration and registry functions enabled the Bank to support a 100% increase in unit trust sales by PFS and UOBAM.

The implementation of the Calypso system in the Treasury & Capital Market Settlement Division successfully converted all manual processing of corporate bonds into an automated solution.


NCR
Your Favourite Transactions
Edit / Dele
Favourite Transactior
Other Withdrawals
Cashcard / Other Trans
RETRI

8. Customers can set shortcuts for favourite ATM transactions with the personalisation function in ATMs.

In 2007, we also saw the completion of the in-sourcing of outward-cheque clearing from the service provider, BCSIS, to the Bank. In addition, we established a business continuity plan for cheque processing to achieve the necessary business resilience should a crisis arise.

The Operation Datamart ("ODM") project gathered momentum during the year as DCO enhanced its internal performance tracking platform. The implementation of the second phase of ODM in November 2007 automated the collection of management data from different source systems into a single source, allowing the management to perform queries and performance analysis.

Security and Regulatory Measures

In an on-going effort to combat the increasing threats of money laundering and terrorist financing, the Bank has put in place more stringent measures in the areas of account-opening and wire transfers.

We embarked on the design of an Anti-Money Laundering/Countering Financing of Terrorism ("AML/CFT") system solution to automate the detection of suspicious transactions in compliance with the guidelines in Notice to Banks, MAS 626 and other regulatory requirements for Know-Your-Customer and AML/CFT. DCO rolled out the message-filtering module in November 2007. Another two modules – for customer due diligence and transaction monitoring – are scheduled for implementation in 2008.

Business Excellence

DCO continued to garner numerous awards in 2007. UOB was top-rated for excellence in providing custody services by Global Custodian in its 2007 Major Market Agent Bank Review.

The Bank also received Straight-Through-Processing ("STP") Excellence Awards by partner banks in recognition of the excellent quality of STP in cross-border funds transfers. UOB has been winning such awards for the past eight years.

Four Call Centre managers and staff received recognition at The Contact Centre Association of Singapore's International Contact Centre Awards, while 149 service staff were awarded at the SPRING Singapore – Association of Banks in Singapore Excellent Service Award for having delivered superior service.

Once again, we reaffirmed our commitment to delivering value to our customers and shareholders by clearing the annual ISO 9001:2000 Continuing Assessment. The pinnacle of our achievements in 2007 was attaining the Singapore Quality Class status awarded by SPRING Singapore.



9. BE@UOB champions support efforts in engaging employees and driving improvements in the workplace.

Human Resources ("HR")

UOB is recognised for its commitment to staff development, clinching a Special Mention Award for its efforts in learning and human capital development from the Singapore Human Resource Institute in 2007. HR implemented a string of programmes with emphasis on employee engagement, involvement and retention.

Employee Engagement

Committed to hearing the voices of employees, UOB launched BE@UOB, a programme to build and enhance employee engagement at all levels of the Bank. This initiative reflected the management's desire for each and every employee to feel a sense of purpose and belonging. In July 2007, 90% of our employees responded to a bank-wide survey. The survey results enabled managers to engage their team members in discussions to identify action plans for improvements in the workplace. BE@UOB champions were also appointed to help drive and support the action plans.

Competency Development Guide

To foster a culture of development within our organisation and complement our existing core value of performance excellence, we implemented a competency development guide which sets out the behavioural norms that employees need to consistently demonstrate in order to give UOB a competitive edge. We also realigned our staff performance review to be in line with these key competencies.

Staff Compensation and Rewards

We implemented a new performance-based long-term incentive plan for selected employees, and awards were given based on job-level, performance and leadership qualities. The objectives of the Share Plan are to motivate key talents and employees with high potential whose contributions are essential to the long-term growth and success of UOB, foster commitment towards UOB's long-term goals and enhance alignment with shareholders' interest. Participants of the Plan receive restricted stocks and stock appreciation rights which will only vest if the Bank meets specific return on equity targets.

We developed new short-term incentive plans that tie the annual staff compensation more directly to the Bank's profits to put a stronger emphasis on profitability. We also adopted a total-pay approach to delivering compensation to individual employees, applying the market worth of a job in addition to performance-related rewards to determine variable bonus. In addition, we made a fundamental change to the assessment of business performance, which is now based on multiple dimensions or a balanced scorecard and not restricted only to financial outcome.

Volunteerism

To support the Bank's efforts towards corporate social responsibility, HR implemented the staff volunteerism policy to grant employees two days of volunteer leave to perform community service.

Corporate Social Responsibility

UOB believes in corporate social responsibility. We want to make a difference in the communities in which we work and live.

Children and Education

UOB reaches out and empowers children from disadvantaged families through its support for education.

In March 2007, UOB launched its staff volunteerism programme with the UOB Heartbeat Run to raise funds for two beneficiaries, Very Special Arts Singapore ("VSA") and The Children's Aid Society ("CAS"). Some 2,000 UOB staff took part in the charity run-and-walk which raised $265,000 for visual arts programmes for children at VSA and tuition classes at CAS. Since the launch of the staff volunteerism programme, over 170 staff have volunteered at the classes with the two organisations.

The Arts

As a strong supporter of Singapore's visual arts scene, UOB organised two major art events in 2007.

In the highly-regarded 26th UOB Painting Of The Year ("POY") Competition held in June 2007, over 1,100 entries from about 800 artists were received. The annual event has been a springboard for many budding artists.

UOB also presented an exhibition, The Best Of UOB, from 16 August to 8 October 2007, as part of the Singapore Art Show 2007. For the first time, the 26 winning works of the POY Competition from 1982 to 2007 were exhibited together for public appreciation. The exhibition at the Singapore Art Museum attracted more than 45,000 visitors.

In recognition of our contributions towards the promotion of the arts in Singapore, the National Arts Council conferred on us the Distinguished Patron of the Arts Award for the third consecutive year.

Community Development

In 2007, UOB supported a number of events that brought the community together and contributed towards charities.

UOB donated $80,000 and fielded more than 300 runners for the fourth annual Bull Run organised by Singapore Exchange. Funds raised went to 13 charities.

The Bank was the title sponsor of an atypical dragon-boat competition held along the Singapore River in May 2007. Called the UOB Ultimate DragonTug Showdown, the event attracted about 60 local and foreign dragon-boating teams to participate in tug-of-war between dragon boats. Besides fielding its own dragon-boat team, UOB also made a donation to VSA to mark the world's first such event.



10. Mr Wee Ee Cheong, UOB Group Deputy Chairman, led 2,000 staff in a hearty run for charity.



11. Delivery Channels & Operations' Family Day raised a total of $16,130 for Very Special Arts Singapore and The Children's Aid Society.



12. The Best Of UOB exhibition featured the crème de la crème works of 26 UOB Painting Of The Year Competitions.

The Group believes that good corporate governance is essential to sustaining business performance and safeguarding the interests of its stakeholders. UOB is committed to the highest standards of corporate governance.

UOB's approach to corporate governance is guided by the provisions of the Singapore Code of Corporate Governance 2005 ("Code"), the Banking (Corporate Governance) Regulations 2005 ("Banking Regulations") and the Guidelines On Corporate Governance For Banks, Financial Holding Companies And Direct Insurers issued by the Monetary Authority of Singapore ("MAS Guidelines").

Board of Directors

The Board's duties include:

- providing entrepreneurial leadership and guidance;
- setting long-term strategic objectives;
- overseeing senior management's performance;
- approving business plans and annual budgets;
- ensuring true and fair financial statements;
- monitoring the Group's financial performance;
- determining the Bank's capital/debt structure;
- setting dividend policy and declaring dividends;
- approving major acquisitions and divestments;
- reviewing the Bank's risk management framework;
- setting company values and standards;
- performing succession planning; and
- approving organisational structure of the Bank.

Board Composition: Seven out of ten members of the Board are considered independent directors by the Nominating Committee ("NC"). Except for Mr Wee Ee Cheong, the Deputy Chairman & Chief Executive Officer ("CEO"), none of the Board members, including the Chairman, has an executive role. The Board members are as follows:

Wee Cho Yaw *(Chairman)*	Non-executive & non-independent
Wee Ee Cheong *(Deputy Chairman & CEO)*	Executive & non-independent
Ngiam Tong Dow	Independent
Professor Cham Tao Soon	Independent
Wong Meng Meng	Independent
Yeo Liat Kok Philip	Independent
Tan Kok Quan	Independent
Professor Lim Pin	Independent
Lien Jown Leam Michael	Non-independent
Thein Reggie	Independent

Directors retire by rotation at least once every three years and may offer themselves for re-election. Directors above 70 years of age are subject to annual re-appointment. The Board considers its present size adequate.

The curriculum vitae of the present Board members are described on pages 8 to 11.

The performance of each director and the effectiveness of the Board as a whole are assessed by the NC. Directors are assessed based on a number of factors including their attendance record, overall preparedness, participation, candour and clarity in communication, strategic insight, financial literacy, business judgment and sense of accountability. The NC is of the view that the directors have the requisite skills to discharge their duties. In assessing the effectiveness of the Board, the NC takes into account factors such as the strategic directions set by the Board, quality of risk management, adequacy of internal controls and the Bank's financial performance in terms of return on assets, return on equity and economic value added.

Regular detailed financial, risk management and operational reports are given to all directors who may seek clarification or further information directly from senior management and the company secretary. The company secretary keeps the Board updated on corporate governance, and pertinent legal and regulatory matters. Directors may also seek independent professional advice as they consider appropriate. New directors are briefed on the Bank's business and corporate governance practices. The Bank sponsors the training of directors.

Directors' Independence: The NC performs an annual review of the independence of directors. The NC considers all but three directors to be independent. The non-independent directors are Mr Wee Cho Yaw, a substantial shareholder, Mr Wee Ee Cheong, an executive director and substantial shareholder and Mr Lien Jown Leam Michael who is connected to a substantial shareholder.

The law firm of Mr Tan Kok Quan provided legal services to the UOB Group in the past year. The NC is of the view that Mr Tan's objectivity and independence have not been compromised by his firm's provision of services to the UOB Group.

The NC has reviewed the need for a lead independent director as recommended by the Code and MAS Guidelines. The NC is of the view that it is not necessary for the Bank to have a lead independent director as shareholders may approach any independent director with their concerns and the Bank has an established process for handling complaints.

Board Meetings: The Board meets on a regular basis. Additional meetings are convened to deal with urgent business. Directors may participate in meetings via telephonic and/or video conference if they are unable to attend in person. The directors' attendance record is set out below.

	Number of meetings attended in 2007				
Name of Director	**Board of Directors**	**Executive Committee**	**Audit Committee**	**Nominating Committee**	**Remuneration Committee**
Wee Cho Yaw	5	11	NA	2	3
Wee Ee Cheong	5	9	NA	NA	NA
Ngiam Tong Dow	4	11	NA	2	NA
Wong Meng Meng	5	NA	NA	2	NA
Yeo Liat Kok Philip	3	8	3	NA	2
Professor Cham Tao Soon	5	10	4	2	3
Tan Kok Quan	4	NA	1	NA	NA
Professor Lim Pin	4	NA	NA	1	3
Ng Boon Yew *(retired on 27.4.2007)*	1	NA	1	NA	NA
Lien Jown Leam Michael	4	NA	NA	NA	NA
No. of Meetings Held in 2007	**5**	**11**	**4**	**2**	**3**

NA: Not Applicable

Board Committees
The Board is assisted by four board committees. They are the Executive Committee, Nominating Committee, Remuneration Committee and Audit Committee.

Executive Committee ("EXCO"): The EXCO members are Messrs Wee Cho Yaw (chairman), Wee Ee Cheong, Cham Tao Soon, Ngiam Tong Dow and Yeo Liat Kok Philip. A majority of the EXCO members are independent directors. The EXCO is delegated certain discretionary limits and authority for loans and other credit facilities, treasury and investment activities, and capital expenditure. The EXCO assists the Board in overseeing the Bank's risk profile. Regular reports on the risks encountered in the Bank's business, management's oversight of the risks and the adequacy of the Bank's risk management processes are reviewed by the EXCO. In 2007, the EXCO met 11 times.

Nominating Committee: The NC members are Messrs Wong Meng Meng (chairman), Wee Cho Yaw, Cham Tao Soon, Lim Pin, Ngiam Tong Dow and Wee Ee Cheong (alternate to Wee Cho Yaw). A majority of the NC members are independent directors. The NC assists the Board in evaluating the suitability of candidates for appointment to the Board and board committees. In assessing the suitability of candidates, the NC would consider their ability to contribute to the Board's collective skills, knowledge and experience. The NC reviews the composition and membership of the Board and board committees, and appointments to key executive positions. It assesses the independence and performance of the directors and it meets at least once a year. The Board reviews the membership of the NC annually.

Remuneration Committee ("RC"): The RC members are Messrs Wee Cho Yaw (chairman), Cham Tao Soon, Yeo Liat Kok Philip and Lim Pin. A majority of them are independent directors. The RC reviews top management's remuneration and directors' fees as well as administers the UOB Restricted Share Plan, the UOB Share Appreciation Rights Plan and the Share Option Scheme for Employees. Each committee member abstains from decisions as regards his own remuneration. The RC meets at least once a year.

The Banking Regulations require the chairman of the RC to be independent but make an exception for incumbents. The Board is of the view that Mr Wee Cho Yaw, a non-executive director who is the incumbent RC chairman, is the best person to chair the RC because of his vast experience in remuneration matters.

Remuneration Policy: The Bank's policy is to remunerate its employees at competitive and appropriate levels, commensurate with their performance and contributions. The Bank's remuneration policy seeks to attract and retain employees and motivate them to give of their best. The remuneration framework comprises fixed compensation, variable compensation, provident fund, benefits and long-term incentives. The remuneration components are designed to strike a balance between linking rewards to short-term and long-term objectives, and maintaining competitiveness in the market.

The Bank introduced the UOB Restricted Share Plan and the UOB Share Appreciation Rights Plan in September 2007 under a long-term incentive programme to attract and retain talented employees. The objectives of the Plans are to align the interests of participants with the longer-term interests of shareholders and the Bank by cultivating a culture of ownership and to enhance the competitiveness of the Bank's remuneration. Details of these Plans are found in the Directors' Report. No new option was granted under the UOB 1999 Share Option Scheme during the year as the Scheme was being phased out.

Disclosure on Remuneration: Directors' fees and remuneration are shown in bands of $250,000 in the Directors' Report. No share option or restricted share or share appreciation right was granted to any director of the Bank during the financial year.

Directors' fees are approved by shareholders annually. Directors who serve as chairmen or members of board committees receive a larger share of the approved fees.

Although the Code and MAS Guidelines require the remuneration of at least the top five key executives who are not also directors to be disclosed, UOB believes that such disclosure, in a highly competitive environment, is not in the Bank's interest. No immediate family member of a director is in the employ of UOB and whose remuneration exceeds $150,000 except for the CEO who is the son of the Chairman.

Audit Committee ("AC"): The AC members are Messrs Cham Tao Soon (chairman), Tan Kok Quan, Yeo Liat Kok Philip and Thein Reggie who joined the AC on 28 January 2008. All of them are independent directors. The AC's duties include reviewing the following:

- financial statements, internal and external audit plans and audit reports;
- the system of internal accounting controls;
- scope and results of internal and external audit procedures;
- adequacy of internal audit resources;
- cost effectiveness, independence and objectivity of external auditors;
- significant findings of Group Audit investigations;
- interested person transactions; and
- the appointment and resignation of the Head of Group Audit.

The AC has reviewed the Bank's audited financial statements, the quality of accounting principles applied to such statements and items that might affect the financials with the management and external auditors. Based on the review, the AC is of the view that the financial statements are fairly presented in line with generally-accepted accounting principles in all material aspects.

The AC has also reviewed the Bank's internal controls which are designed and implemented taking into account the materiality of relevant risks and the probability of loss. The Board has derived reasonable assurance from reports submitted to it by the AC and the EXCO that the internal control systems, including financial, operational and compliance controls and risk management processes, are adequate.

The AC has considered the business relationship between the external auditors and the Group, taking into account any non-audit services provided by the external auditors. The AC is satisfied that the external auditors' objectivity and independence have been maintained at all times. The AC has nominated Messrs Ernst & Young for re-appointment as auditors at the forthcoming annual general meeting of the Bank.

The AC has full access to and the full cooperation of management. The AC meets internal auditors and external auditors separately, and among themselves in the absence of management, at least once a year.

Senior Management

Members of senior management perform the following tasks:

- prepare the Bank's annual budget and business plan for the Board's approval;
- execute business strategies;
- design and implement internal accounting and other control systems;
- monitor compliance with the Bank's risk management framework;
- adopt competitive human resource practices and remuneration policies for achieving the Bank's business strategies;
- monitor the expenses of the Bank; and
- monitor compliance with regulatory requirements.

The Board and the EXCO are assisted by the following senior management committees:

Credit Committee: deals with all credit cases and country/transfer risk matters, including approval of credit applications, formulation of credit policies, review of existing credit portfolio and assessment of credit risk profiles.

Asset & Liability Committee: formulates, reviews and approves policies, limits and strategies regarding the balance sheet structure and market and liquidity risks arising from trading, investment and banking activities.

Investment Committee: formulates, reviews and approves policies, limits and strategies regarding the investment and management of funds.

Computer Committee: determines and oversees the Bank's investments in information technology as well as the resources committed to the development of the Bank's technology strategy and infrastructure.

Management Committee: prepares business and budget plans, monitors the Bank's financial and operating performance, approves framework and policies for management of the Bank's operational, legal and reputational risks, facilitates bank-wide co-ordination, communication and teamwork.

Management Executive Committee: recommends strategic directions, monitors execution of strategic plans and key performance indicators, allocates resources, oversees management of capital, reviews risk management policies and determines key human resource policies.

Group Audit

The Bank has a well-established Group Audit which reports to the AC functionally and to the CEO administratively.

Group Audit follows the Standards for the Professional Practice of Internal Auditing set by the Institute of Internal Auditors. It has been accredited with ISO 9001 Certification by the UK and USA Accreditation Services since August 2001. Group Audit adopts strict procedures in reporting its audit findings to the management and AC.

Group Audit inspects all units, operations, overseas branches and subsidiaries of the Bank according to a risk-based audit plan which is reviewed annually to ensure it is relevant to the business and risk environment. Group Audit also audits various application system controls, data centres and network security in the Information Technology Sector.

The internal audit units of the Group's banking subsidiaries report functionally to Group Audit and administratively to their respective local CEOs. They also report to their respective local audit committees, where applicable. Monthly reports on their audit activities and important issues must be provided to the Head of Group Audit who is invited to attend the subsidiaries' audit committee meetings.

Risk Management

Risk Management is an integral part of the Bank's business strategy for safeguarding the Bank's financial soundness and integrity. A robust risk management framework is employed to identify, measure, monitor and manage risk so that no excessive risk is taken for any given expected return.

The Risk Management function is independent of the business units it monitors. The risk management process is described under the section 'Risk Management' on pages 42 to 50.

Group Compliance is an independent function that safeguards the Group against regulatory and reputational risks. This is done through appropriate policies and procedures for compliance with applicable laws, regulations and professional standards, including those for anti-money laundering and counter-terrorist financing.

Related Party Transactions

During the year, the Bank entered into the following interested person transactions within the meaning of Chapter 9 of the Singapore Exchange's Listing Manual:

Name of Interested Person	Aggregate Value of All Interested Person Transactions During the Financial Year 2007 (Excluding Transactions Less Than $100,000 and Transactions Conducted under Shareholders' Mandate Pursuant to Rule 920)	Aggregate Value of All Interested Person Transactions Conducted Under Shareholders' Mandate Pursuant to Rule 920 (Excluding Transactions Less Than $100,000)
Hotel Plaza Limited	The Bank sold its properties at 7500E Beach Road, #01-201 to #01-207, The Plaza, Singapore 199595 to Hotel Plaza Limited in June 2007 for a cash consideration of $3,400,000 which was above the open market value assessed by an independent valuer. Hotel Plaza is a company associated with Mr Wee Cho Yaw, the Chairman and Mr Wee Ee Cheong, the Deputy Chairman & CEO of UOB.	NIL
Kheng Leong Company (Pte) Ltd	The Bank renewed the lease of its premises at 80 Raffles Place #34-20 UOB Plaza 2, Singapore 048624 to Kheng Leong Company (Pte) Ltd in July 2007 at the rent of $70,504.20 per month, inclusive of service charge. Kheng Leong Company is associated with Mr Wee Cho Yaw and Mr Wee Ee Cheong. The rent was assessed by an independent valuer as fair and reasonable in light of the then prevailing market conditions.	NIL
Dou Hua Restaurant Pte Ltd	The Bank renewed the lease of its premises at 80 Raffles Place, #60-01, #37 and #38 UOB Plaza 1, Singapore 048624 to Dou Hua Restaurant Pte Ltd in December 2007 at the rent of $65,115.06 per month, inclusive of service charge. Dou Hua Restaurant is a company associated with Mr Wee Cho Yaw and Mr Wee Ee Cheong. The rent was assessed by an independent valuer as fair and reasonable in light of the then prevailing market conditions.	NIL

The Bank's AC had reviewed the terms of the above transactions and was of the view that they were on normal commercial terms and were not prejudicial to the interests of the Bank and its shareholders.

Communication with Shareholders

Annual reports are sent to registered shareholders. The Bank's quarterly financial results and relevant corporate developments are released via Singapore Exchange's SGXNET. The Bank's financial results and major announcements are also available at the Bank's investor relations webpage at **www.uobgroup.com**.

Ethical Standards

The Bank's core values are integrity, performance excellence, teamwork, trust and respect. The Bank has a Code of Conduct for staff. Directors and staff observe a Code on Dealings in Securities. A whistle-blowing policy has been established for employees to bring any concern, suspected breach or fraud, or activity or behaviour that may not accord with the law, Code of Conduct and the Bank's policies to the attention of top management, Group Audit or Group Compliance.

Increasing enterprise value through the careful understanding and management of risk

The assumption of financial and non-financial risks is an integral part of the Group's business. UOB's risk management strategy is targeted at ensuring on-going effective risk discovery and achieving effective capital management. Risks are managed within levels established by the management committees, and approved by the Board of Directors (the "Board") and its committees. A comprehensive framework of measurement, monitoring and control policies and procedures are established to enhance the Bank's discovery and management of such risks. This framework and its antecedent processes are reviewed by the Executive Committee ("EXCO") of the Board.

UOB applies the following risk management principles:

- Promotion of sustainable long-term growth through embracing sound risk management principles and business practices;
- Continual improvement of risk discovery capabilities and establishment of appropriate value-creating risk controls;
- Focus on facilitating business development within a prudent, consistent and efficient risk management framework that balances risks and returns.

The Risk Management function is independent of the business units it monitors. Several divisions within Risk Management Sector contribute to the independent management of risk.

The Balance Sheet Risk Management Division ("BSRM") establishes and facilitates an integrated approach to monitor and manage the interest rate risk in the banking book and liquidity risk of the Group. BSRM implements and communicates a consistent liquidity and interest rate management framework, which includes policies, limits and reports, for the Group. It performs independent interest rate and liquidity risk analyses which are discussed at the Interest Rate Working Group where asset and liability management tactical strategies are formulated. These tactical strategies are then recommended to the Asset & Liability Committee ("ALCO") for their approval.

The Credit and Country Risk Management Division ("CCRM") provides independent oversight of credit risks and is responsible for the reporting and analysis of all elements of credit risk. CCRM develops Group-wide credit policies and guidelines for all credit-related activities. It actively engages business units on credit-related matters, focusing on facilitating business development within a prudent, consistent and efficient credit risk management framework. It aims to achieve value creation through congruent credit risk methodologies and consistent credit policies and processes across the Group. In addition, CCRM provides independent oversight for the Group's Basel II Internal Ratings-Based Approach ("IRBA") implementation and credit risk capital management.

The Market Risk Management Division ("MRM") is responsible for the independent oversight of market risks. The key accountability of MRM includes the development, implementation, maintenance, enhancement, and communication of a consistent market risk framework. Apart from the responsibility of providing a timely assessment of the overall market risk profile, the division also participates in the development and implementation of an infrastructure that will support the use of internal models for regulatory capital and economic capital computations.

The Operational Risk Management Division ("ORM") develops and maintains the Group's operational risk management framework, policies, processes and procedures, and supports the business units in their implementation. ORM also monitors and submits regular operational risk reports to the Management Committee, EXCO and the Board.

The Middle Office Division ("MO") provides independent valuation of products traded by the Global Markets & Investment Management Sector ("GMIM"). The team is also responsible for the monitoring and control of the profit/loss and risk of GMIM against limits approved by the ALCO.

Basel II

On 1 January 2008, a new capital management framework, Basel II, came into effect. This framework is designed to improve the risk sensitivity of regulatory capital. Under this framework, a capital charge would be included for operational risk. This framework requires greater transparency in the disclosure of risk and capital adequacy information.

Credit Risk Management

Credit risk is defined as the risk of loss arising from any failure by a borrower or a counterparty to fulfil its financial obligations as and when they fall due.

Credit risk is the single largest risk faced by the Group. It is inherent in the activities of the Group such as loans and lending-related commitments, treasury and capital market operations, and investments. Business units have primary responsibilities for the day-to-day and active management of credit risks.

The Group's Credit Committee is delegated the authority by the Board to deal with all credit matters. It also oversees the implementation of the Group's Basel II IRBA framework and the respective IRBA models and risk estimates.

Credit Risk Measurement

The Group firmly believes that a disciplined approach towards credit risk measurement is essential to the effective management of credit risk. Advancements in quantitative risk management methodologies have made it possible to accurately measure and understand credit risk. The Group intends to continuously harness best practices in credit risk management techniques for risk-based pricing and capital allocation. Apart from the methodologies developed to satisfy Basel II regulatory capital computation, the Group has an on-going programme to develop its credit risk economic capital framework.

There is pervasive use of risk rating in the Group's credit decision process with the development and implementation of an internal credit rating system. This system incorporates both statistical models and expert-judgement scorecards, and is used as part of the credit approval process for non-retail exposures. The system ensures that ratings are assigned to borrowers in a consistent manner and systematically captures the rating history for future model back-testing and validation.

Generally, non-retail borrowers are assigned a Customer Risk Rating ("CRR") and a Facility Risk Rating ("FRR"). The CRR is a borrower's standalone credit rating and is derived after a comprehensive assessment of its financial strength, quality of management, business risks and the industry it operates in. The FRR of a borrower incorporates transaction-specific dimensions such as availability and type of collateral, seniority of the exposure and facility structure.

In contrast, consumer exposures are managed on a portfolio basis. The Group uses scorecards and stringent product programmes for credit underwriting purposes.

Credit Stress Test

The Group incorporates periodic credit stress testing as an integral part of its portfolio management process. This allows the Group to assess the potential credit losses arising from the impact of plausible adverse events. Remedial actions such as exposure reduction, portfolio rebalancing, hedging and review of credit acceptance guidelines will be taken if necessary.

Credit Approval and Monitoring
To maintain the independence and integrity of the credit approval process, the credit approval function is segregated from credit origination. Credit approval authority is delegated through a risk-based credit discretionary limit ("CDL") structure to ensure that the CDLs are tiered according to a borrower's rating. The Group has a very stringent process for the delegation of CDLs based on the experience, seniority and track record of the officer. All officers with the authority to approve credits are guided by credit policies and guidelines, with distinctions made for institutional and individual borrowers. These credit policies and guidelines, which cover key parameters associated with credit structuring and approval, are periodically reviewed to ensure their continued relevance.

Credit risk exposures are managed through a robust credit underwriting, structuring and monitoring process. The process includes monthly reviews of all non-performing and special-mention loans, ensure credit quality and the timely recognition of asset impairment. In addition, credit review and audit are performed regularly to proactively manage any delinquency, minimise undesirable concentrations, maximise recoveries, and ensure that credit policies and procedures are complied with. Past dues and credit limit excesses are tracked and analysed by business and product lines. Significant trends are reported to the Credit Committee.

Credit Risk Concentration
A rigorous process is in place to regularly review and report asset concentrations and portfolio quality. These include monitoring the concentration of exposures by obligors, portfolios or borrowers, industry groupings and countries.

Obligor limits ensure that the Group is not over-exposed to a single borrower or groups of borrowers. Limits are set as a percentage of the Group's capital fund.

Portfolio/Borrower limits ensure that lending to customers with weaker credit ratings is confined to acceptable levels. The limits are set based on the borrower's credit-worthiness, measured by the borrower's FRR.

Industry limits ensure that any adverse effect arising from industry-specific risk event is confined to acceptable levels. Industry limits are set taking into account the current economic environment as well as the Group's expertise in a particular industry.

Cross-border limits ensure that the Group is not over-exposed to country-specific risk.

In line with the Group's rigorous risk measurement approach, the Group intends to adopt more risk-sensitive methodologies in the management of credit concentration risk in the future.

Country Risk
Country risk arises where the Group is unable to receive payments from customers as a result of political or economic events in the country. Country risk is defined as the risk in cross-border lending resulting from events in the country. These events include political and social unrests, exchange control, moratoria, currency devaluation, nationalisation and expropriation of assets.

Country risk is managed within an established framework that includes setting of limits for each country based on the country's risk rating, economic potential as measured by its GDP, as well as the Group's business strategy. Country exposures are analysed and significant trends are reported to the Credit Committee.

Credit Exposure from Foreign Exchange and Derivatives

To manage credit risk arising from derivative activities, master agreements such as International Swaps and Derivatives Association agreements are established with counterparties. Such agreements allow the Group to cash-settle transactions in the event of counterparty default, resulting in a single net claim against or in favour of the counterparty.

The Group also establishes bilateral collateral support agreements with selected counterparties. Under such agreements, either party may be required to provide collateral, based on periodic valuations of selected portfolios, when the exposure exceeds a pre-defined threshold.

Settlement Risk

Settlement risk arises in transactions which involve an exchange of payments with counterparties. The Group's foreign exchange-related settlement risk has been significantly reduced, relative to the volume of our business, through our membership in the Continuous Linked Settlement scheme. This scheme allows transactions to be settled irrevocably on a delivery-versus-payment basis.

Classification and Loan Loss Impairment

The Group classifies its loan portfolios according to the borrower's ability to repay the loan from its normal source of income. All loans and advances to customers are classified into 'Pass', 'Special Mention' or 'Non-Performing' categories. Non-performing loans are further classified as 'Substandard', 'Doubtful' or 'Loss' in accordance with Notice to Banks, MAS 612 (March 2005).

The Group's practice is to provide for impairment for its overseas operations based on local regulatory requirements for local reporting purposes, and where necessary, to provide for additional impairment to comply with the Group's impairment policy and MAS' requirements.

Write-off Policy

Classified accounts are closely monitored to ensure continued efforts are made to improve the Group's position and reduce its exposure. Where appropriate, such loans are transferred to in-house recovery specialists to maximise recovery prospects. A classified account is written off where there is no realisable collateral securing the account, and all feasible avenues of recovery have been exhausted.

Restructured Non-performing Loans

Loans are restructured to assist a borrower in overcoming financial difficulties where the longer-term prospect of the business or project is deemed to be viable. A restructured account is categorised as non-performing and placed on the appropriate classified grade depending on the Group's assessment of the financial condition of the borrower and the ability of the borrower to repay based on the restructured terms. A restructured account can only be upgraded to 'Pass' when all payments are current for six months or one year for credit facilities with monthly repayments or quarterly/semi-annual repayments respectively. Credit facilities with annual or longer repayment bases are only upgraded if the borrower has complied fully with the restructured terms and demonstrated the ability to repay after the end of one repayment period.

Group Special Asset Management
The Group has set up a centralised and independent division named Group Special Asset Management Division ("GSAM") to manage non-performing loan ("NPL") and non-performing asset ("NPA") portfolios. GSAM manages the NPL/NPA portfolio of the Bank in Singapore and oversees the Special Asset Management Division in our regional subsidiaries. GSAM consists of two sub-units, namely the Restructuring Group and the Recovery Group. The role of the Restructuring Group is to proactively manage all the NPL portfolios, with the primary goal of nursing these accounts back to health and transferring them back to the respective business units. The Recovery Group will manage the NPA portfolio to maximise debt recovery.

Balance Sheet Risk Management
Balance sheet risk management is about managing interest rate, foreign exchange and liquidity risks that arise out of the Group's core banking activities.

The ALCO, under delegated authority from the Board, approves policies, strategies and limits for the management of structural balance sheet risk exposures. These are monitored by BSRM. ALCO's decisions and its risk management reports are reviewed by the Board and its EXCO. At a tactical level, GMIM's Management Portfolio unit is responsible for the effective management of balance sheet risk in accordance with the Group's approved balance sheet risk management policies.

Interest Rate Risk
In the course of its core banking activities, the Group strives to meet customers' demands and preferences for products with various interest rate structures and maturities. Mismatches in repricing and other characteristics of assets and liabilities give rise to sensitivity to interest rate movements. As interest rates and yield curves change over time, these mismatches may result in a decline in earnings. The primary objective in managing balance sheet risk, therefore, is to manage the volatility in net interest income ("NII") and economic value of equity ("EVE"). EVE is the present value of the Group's assets less the present value of the Group's liabilities.

Balance sheet interest rate risk exposure is quantified using a combination of static analysis tools and dynamic simulation techniques. Static analysis tools such as repricing schedules and sensitivity analysis provide indications of the potential impact of interest rate changes on interest income and price value through the analysis of the sensitivity of assets and liabilities to changes in interest rates. Interest rate sensitivity varies with different repricing periods, currency and embedded optionality. Mismatches in the longer tenor will experience greater change in the price-value of interest rate positions than similar positions in the shorter tenor.

The table in Note 43(c)(ii) to the financial statements represents the Group's interest rate risk sensitivity based on contractual repricing mismatches as at 31 December 2007. The Group had an overall positive interest rate sensitivity gap of $14,303 million, which represented the net difference between interest rate sensitive assets and liabilities. As shown in the table in Note 43(c)(iii), the Group's NII at risk sensitivity of the banking book was $20 million (2006: $26 million) and $79 million (2006: $106 million) for 50bp and 200bp parallel change in the interest rates. The Group's EVE at risk sensitivity of the banking book was $229 million (2006: $207 million) and $915 million (2006: $827 million) for 50bp and 200bp parallel change in the interest rates. The NII and EVE at risk sensitivity were within the tolerable risk appetite of the Group.

In the dynamic simulation process, the Group applies both the earnings and EVE approaches to assess interest rate risk. The potential effects of interest rate change on NII are estimated by simulating the possible future course of interest rates, expected changes in the Group's business activities over time, as well as the effects of embedded options. Embedded options may be in the form of loan prepayment and deposit pre-upliftment. Changes in interest rates are simulated using different interest rate scenarios such as changes in the shape of the yield curve, including high and low rates, positive and negative tilt scenarios.

In EVE sensitivity simulations, the present values of the Group's cash flows are computed, with the focus on changes in EVE under different interest rate scenarios. This economic perspective measures interest rate risks across the full maturity profile of the balance sheet, including off-balance sheet items.

Stress testing is also performed regularly to determine the adequacy of the Group's capital in meeting the impact of extreme interest rate movements on its balance sheet. Such tests are also performed to provide early warnings of potential extreme losses, facilitating the proactive management of interest rate risks in an environment of rapid financial market changes.

The risks arising from the trading book, such as interest rates, foreign exchange rates and equity prices, are managed and controlled under the market risk framework that is discussed under the section 'Market Risk Management' on pages 48 to 49.

Liquidity Risk
Liquidity risk is defined as the risk to the Group's earnings or capital from its inability to meet its financial obligations as they fall due. Liquidity risk arises from the general funding of the Group's banking activities and in the management of its assets and liabilities, including off-balance sheet items. The Group maintains sufficient liquidity to fund its day-to-day operations, meet deposit withdrawals and loan disbursements, participation in new investments, and repayment of borrowings. Hence, liquidity is managed in a manner to address known as well as unanticipated cash funding needs.

Liquidity risk is managed in accordance with a framework of policies, controls and limits approved by ALCO. These policies, controls and limits ensure that the Group monitors and manages liquidity risk in a manner that ensures sufficient sources of funds are available over a range of market conditions. These include minimising excessive funding concentrations by diversifying the sources and terms of funding as well as maintaining a portfolio of high quality and marketable debt securities.

The distribution of deposits is managed actively to ensure a balance between cost effectiveness, continued accessibility to funds, and diversification of funding sources. Important factors in ensuring liquidity are competitive pricing, proactive management of the Group's 'core deposits' and the maintenance of customers' confidence. 'Core deposits' are generally stable non-bank deposits, such as current accounts, savings accounts and fixed deposits. The Group monitors the stability of its 'core deposits' by analysing their volatility over time.

Aligning with the regulatory liquidity risk management framework, liquidity risk is measured and managed on a projected cash flow basis. The Group is monitored under 'business as usual', 'bank-specific crisis' and 'general market crisis' scenarios. Behavioural modelling is carried out regularly to ensure that the cash flow requirements for 'business as usual' and crisis scenarios are realistic. Cash flow mismatch limits are established to limit the Group's liquidity exposure. The Group also employs liquidity early warning indicators and trigger points to signal possible contingency situations. At the tactical level, GMIM's Management Portfolio unit is responsible for effectively managing overall liquidity cash flows in accordance with the Group's approved liquidity risk management policies and limits.

Operational risk is managed through a framework of policies, processes and procedures by which business units identify, assess, monitor and control/mitigate their operational risks. The operational risk management processes and procedures include:

- Operational Risk Self Assessments ("ORSA");
- Operational Risk Action Plans ("ORAP");
- Key Operational Risk Indicators ("KORIs"); and
- Analysis of operational risk events and losses.

ORSA involves identifying and assessing inherent risks as well as assessing the effectiveness of controls to mitigate the identified risks. Action plans to address issues are documented and monitored via the ORAP.

KORIs are statistical data collected and monitored by business and support units on an on-going basis to facilitate early detection of potential operational control weaknesses. Trend analysis is carried out to identify systemic issues that need to be addressed.

A database of operational risk events and losses has been established to facilitate the future use of advanced approaches for quantification of operational risks. Additionally, the analysis of loss trends and root causes of loss events helps in strengthening the internal control environment.

The Group's operational risk management framework also incorporates a new product/service programme process which ensures that risks associated with the introduction of new products and services are identified, analysed and addressed prior to launch.

For online products and services, extra care and precautionary measures are implemented to protect customers' confidentiality and interests. Two-Factor Authentication, which requires online banking customers to provide a one-time password in addition to their login username and password to verify their identity, was implemented in Singapore in December 2006. Security guidelines and alerts are posted on the Group's website to educate customers on the proper use and safekeeping of their usernames and passwords and increase their awareness of fraudulent online activities such as phishing, and viruses.

With the increasing need to outsource internal operations to achieve cost and operational efficiency, the Group's Outsourcing Policy and framework ensure that outsourcing risks are adequately identified and managed prior to entering new arrangements and on an on-going basis.

Effective business continuity and crisis management strategies and plans have been developed and tested to ensure prompt recovery of critical business functions in the event of major business and/or system disruptions.

A Group Insurance Programme is in place to effectively mitigate the risk of high impact operational losses.

Legal risk is part of operational risk and arises from unenforceable or unintended contracts, defective documentation, insufficient authority of customers, lawsuits, and non-compliance with applicable laws. Business units work with the Group's legal counsel and external legal counsel to ensure that legal risks arising from the Group's business activities are effectively managed.

An operational risk management training and awareness programme is in place to facilitate on-going promotion of an effective risk management culture.

GROUP FINANCIAL REVIEW

Notes:
Certain figures in this section may not add up to the relevant totals due to rounding.
Certain comparative figures have been restated to conform with the current year's presentation.
Amounts less than $500,000 in absolute term are shown as "0".
"NM" denotes not meaningful.

Financial highlights

	2007	2006	+/(-) %
Profit and Loss Summary ($ million)			
Net interest income	**2,980**	2,710	10.0
Non-interest income	**1,892**	1,514	25.0
Total income	**4,872**	4,224	15.3
Less: Total expenses	**2,018**	1,736	16.3
Operating profit	**2,854**	2,488	14.7
Less: Intangible assets	**11**	13	(10.3)
Less: Impairment charges	**300**	181	66.0
Add: Share of profit of associates	**207**	152	36.8
Less: Tax and minority interests	**641**	564	13.5
Net profit excluding one-time gain	**2,109**	1,882	12.1
Add: One-time gain [1]	–	689	(100.0)
Net profit after tax [2]	**2,109**	2,570	(17.9)
Financial Indicators (excluding one-time gain [1])			
Income mix (%)			
Net interest income	**61.2**	64.2	(3.0)% points
Non-interest income	**38.8**	35.8	3.0% points
Profit contribution (%)			
Singapore	**69.8**	67.5	2.3% points
Overseas	**30.2**	32.5	(2.3)% points
Basic earnings per ordinary share ($) [3]	**1.36**	1.20	13.3
Return on average ordinary shareholders' equity (%) [3]	**12.6**	12.3	0.3% point
Return on average total assets (%)	**1.24**	1.21	0.03% point
Net interest margin (%)	**2.04**	1.99	0.05% point
Expense/Income ratio (%)	**41.4**	41.1	0.3% point
Net dividend per ordinary share (¢)			
Interim	**16.4**	16.0	2.5
Special interim	**12.3**	16.0	(23.1)
Final	**45.0**	41.0	9.8
Special final	–	8.2	(100.0)
Total	**73.7**	81.2	(9.2)

1 *Refer to the special dividend received from Overseas Union Enterprise Limited ("OUE") and gain from divestment of OUE and Hotel Negara Limited, recorded by the Group and its associates in 2006.*
2 *Refer to profit attributable to equity holders of the Bank.*
3 *Calculated based on profit attributable to equity holders of the Bank net of subsidiary preference share dividend incurred for the financial year.*

Financial highlights (cont'd)

	2007	2006	+/(-) %
Customer loans (net) ($ million)	**92,669**	76,875	20.5
Customer deposits ($ million)	**106,967**	95,552	11.9
Loans/Deposits ratio (%) [1]	**86.6**	80.5	6.1% points
Non-performing loans (NPL) ($ million)	**1,715**	3,165	(45.8)
Cumulative impairment ($ million)	**1,917**	2,508	(23.6)
NPL ratio (%) [2]	**1.8**	4.0	(2.2)% points
Cumulative impairment/NPL (%)	**111.8**	79.2	32.6% points
Total assets ($ million)	**174,950**	161,312	8.5
Shareholders' equity ($ million) [3]	**17,329**	16,791	3.2
Revaluation surplus ($ million) [4]	**3,263**	1,486	119.6
Net asset value (NAV) per ordinary share ($) [5]	**10.91**	10.48	4.1
Revalued NAV per ordinary share ($) [5]	**13.07**	11.45	14.1
Net tangible asset per ordinary share ($) [5]	**8.10**	7.68	5.5
Capital adequacy ratios (%)			
Tier 1	**10.0**	11.0	(1.0)% point
Total	**14.5**	16.3	(1.8)% points

[1] *Refer to net customer loans and customer deposits.*
[2] *Represent NPL (excluding debt securities) as a percentage of gross customer loans.*
[3] *Refer to equity attributable to equity holders of the Bank.*
[4] *Refer to revaluation surplus on properties not recognised in the financial statements.*
[5] *Subsidiary preference shares were excluded from the computation.*


Net profit after tax
$ million
2400
2000
1600
1200
800
400
0
1,709
1,882 [1]
2,109
2005
2006
2007

Performance review

The Group's net profit after tax increased 12.1%[1] over 2006 to $2,109 million in 2007. Operating profit of $2,854 million was 14.7%[1] higher than that of 2006.

Total operating income grew 15.3%[1] to $4,872 million, driven mainly by higher fee and commission income across all business activities, and higher net interest income from expanded loan base and improved asset mix.

Operating expenses increased 16.3% to $2,018 million. The increase was primarily on staff costs, revenue-related expenses and occupancy-related expenses. Expense-to-income ratio rose 0.3% point to 41.4%.

Impairment charges rose 66.0% to $300 million, mainly due to provision for a long-term investment, and higher provision set aside for collateralised debt obligations ("CDOs").

Share of pre-tax profit of associates grew 36.8% to $207 million as a result of higher contributions from the major associates.

[1] *Excluding one-time income/gain, comprising special dividend received from Overseas Union Enterprise Limited ("OUE") and gain from divestment of OUE and Hotel Negara Limited, recorded by the Group and its associates in 2006.*


Net interest income
3500
3000
2500
2000
1500
$ million
2,348
2,710
2,980
2005
2006
2007


Net interest income (NII) ratio
3.5
3.0
2.5
2.0
1.5
%
80
60
40
20
%
62.4
64.2¹
61.2
1.99
1.99
2.04
2005
2006
2007
Net interest margin
NII/Total income
¹ Excluding one-time income.

Net interest income

Compared to 2006, net interest income rose 10.0% to $2,980 million in 2007 mainly contributed by loan growth.

Net interest margin increased 5 basis points to 2.04% for 2007 as a result of improved asset mix.

Loan margin decreased 4 basis points to 3.21% for 2007 mainly due to narrowing of interest spread.

Net interest margin

	2007			2006		
	Average balance $ million	Interest $ million	Average rate %	Average balance $ million	Interest $ million	Average rate %
Interest bearing assets						
Customer loans	**81,379**	**4,616**	**5.67**	70,191	4,078	5.81
Interbank balances	**36,371**	**1,526**	**4.20**	42,947	1,894	4.41
Securities	**28,591**	**1,228**	**4.30**	22,758	990	4.35
Total	**146,341**	**7,370**	**5.04**	135,896	6,962	5.12
Interest bearing liabilities						
Customer deposits	**103,680**	**2,549**	**2.46**	90,884	2,331	2.56
Interbank balances/other	**38,565**	**1,841**	**4.77**	41,138	1,921	4.67
Total	**142,245**	**4,390**	**3.09**	132,022	4,252	3.22
Loan margin			**3.21**			3.25
Net interest income/margin [1]		**2,980**	**2.04**		2,710	1.99

[1] *Net interest margin represents net interest income as a percentage of total interest bearing assets.*

Volume and rate analysis

	2007 vs 2006			2006 vs 2005		
	Volume change $ million	Rate change $ million	Net change $ million	Volume change $ million	Rate change $ million	Net change $ million
Interest income						
Customer loans	**650**	**(112)**	**538**	300	655	955
Interbank balances	**(290)**	**(78)**	**(368)**	235	520	755
Securities	**254**	**(15)**	**239**	145	225	370
Total	**614**	**(205)**	**409**	680	1,400	2,080
Interest expense						
Customer deposits	**328**	**(110)**	**218**	142	782	924
Interbank balances/other	**(118)**	**39**	**(79)**	252	542	794
Total	**210**	**(71)**	**139**	394	1,324	1,718
Net interest income	**404**	**(134)**	**270**	286	76	362

Non-interest income



2000
1600
1200
800
400
0
$ million
1,414
1,514¹
1,892
2005
2006
2007

Non-interest income ratio



50
40
30
20
10
%
37.6
35.8¹
38.8
23.9
23.7¹
26.2
2005
2006
2007

Fee & commission income/Total income
Non-interest income/Total income

¹ *Excluding one-time income.*

Non-interest income

Against 2006, non-interest income increased 25.0% to $1,892 million in 2007. The growth was driven by higher fee and commission income across all business activities, particularly fund management, and higher gain on sale of foreclosed securities.

Non-interest income accounted for 38.8% of total income in 2007.

Composition of non-interest income

	2007 $ million	2006[1] $ million	+/(-) %
Fee and commission income			
Credit card	**172**	138	24.5
Fund management	**358**	210	70.7
Futures broking	**34**	30	12.8
Investment-related	**209**	205	1.8
Loan-related	**202**	163	24.2
Service charges	**81**	68	19.1
Trade-related	**187**	164	14.1
Other	**34**	24	40.8
	1,278	1,003	27.4
Dividend income	**54**	44	21.2
Rental income	**77**	64	19.6
Other operating income			
Net gain/(loss) from:			
Trading activities	**123**	146	(15.8)
Non-trading activities			
Financial instruments measured at fair value to profit and loss	**(94)**	7	NM
Available-for-sale assets and other	**229**	103	122.3
	258	256	0.7
Disposal/liquidation of subsidiaries/associates	**1**	11	(92.1)
Disposal of other assets	**19**	26	(29.6)
Insurance income	**23**	20	15.4
Other income	**184**	89	105.3
	484	403	20.1
Total	**1,892**	1,514	25.0
Fee and commission income/Total income (%)	**26.2**	23.7	2.5% points
Non-interest income/Total income (%)	**38.8**	35.8	3.0% points

[1] *Excluding one-time income.*

Total operating expenses



2400
2000
1600
1200
800
400
0
$ million
1,424
740
684
1,736
869
867
2,018
972
1,046
2005
2006
2007
Staff costs
Other operating expenses

Expense/Income ratio



50
40
30
20
10
%
37.9
41.1[1]
41.4
2005
2006
2007

[1] *Excluding one-time income.*

Operating expenses

Total operating expenses increased 16.3% over 2006 to $2,018 million in 2007.

Staff costs rose 20.6% to $1,046 million, largely due to higher headcount to support business expansion, increased salaries driven by the tight labour market, and higher bonus provision in line with better business performance.

Other operating expenses increased 11.9% to $972 million, mainly on revenue-related expenses and occupancy-related expenses. Expense-to-income ratio was 0.3% point higher at 41.4%.

	2007 $ million	2006 $ million	+/(-) %
Staff costs	**1,046**	867	20.6
Other operating expenses	**972**	869	11.9
Total operating expenses	**2,018**	1,736	16.3
Of which:			
Total IT costs[1]	**272**	256	6.1
Total IT costs/ Total operating expenses (%)	**13.5**	14.7	(1.2)% points

[1] *Comprise IT staff costs and other IT-related expenses.*

Impairment charges

Group impairment charges increased by 66.0% over 2006 to $300 million in 2007. The increase was due mainly to provision for a long-term investment, higher provision for CDOs and loans, and lower write-back of provision for properties. These were partly offset by lower impairment charges on equity securities.

	2007 $ million	2006 $ million	+/(-) %
Individual impairment on loans			
Singapore	**15**	78	(80.4)
Malaysia	**46**	3	NM
Thailand	**87**	48	78.8
Indonesia	**(8)**	2	(455.0)
Greater China[1]	**3**	5	(49.6)
Other	**13**	6	127.8
	155	142	8.9
Individual impairment on securities and other assets	**145**	38	278.7
Total	**300**	181	66.0

[1] *Greater China comprises China, Hong Kong S.A.R. and Taiwan.*

Assets mix – 2007


2%
7%
10%
19%
53%
9%

- Cash, balances and placements with central banks
- Securities [1]
- Placements and balances with banks and agents
- Customer loans
- Intangible assets
- Other

Assets mix – 2006


3%
7%
10%
17%
48%
15%

- Cash, balances and placements with central banks
- Securities [1]
- Placements and balances with banks and agents
- Customer loans
- Intangible assets
- Other

Total assets

Total assets as at 31 December 2007 were $174,950 million, representing an increase of 8.5% over the $161,312 million as at 31 December 2006. The increase was attributed mainly to higher customer loans.

Assets mix

	2007		2006	
	$ million	%	$ million	%
Cash, balances and placements with central banks	**17,667**	**10.1**	16,301	10.1
Securities [1]	**32,442**	**18.5**	28,081	17.4
Placements and balances with banks and agents	**15,207**	**8.7**	24,531	15.2
Customer loans	**92,669**	**53.0**	76,875	47.6
Intangible assets	**4,265**	**2.4**	4,293	2.7
Other	**12,701**	**7.3**	11,230	7.0
Total assets [2]	**174,950**	**100.0**	161,312	100.0

[1] *Comprise Singapore and other government treasury bills and securities, trading securities and investment securities.*

[2] *Assets pledged under repurchase agreements were included in the respective asset items.*

Customer loans

Net customer loans grew 20.5% over 31 December 2006 to $92,669 million as at 31 December 2007. The increase was broad-based across most of the product groups and all industries.

	2007 $ million	2006 $ million
Gross customer loans	**94,583**	79,380
Less: Individual impairment	**645**	1,235
Collective impairment	**1,270**	1,271
Net customer loans	**92,669**	76,875

By product group

	2007		2006	
	$ million	%	$ million	%
Housing loans	**22,598**	**23.9**	18,898	23.8
Term loans	**57,077**	**60.3**	46,073	58.1
Trade financing	**6,409**	**6.8**	5,658	7.1
Overdrafts	**8,499**	**9.0**	8,752	11.0
Total (gross)	**94,583**	**100.0**	79,380	100.0

By industry

	2007		2006	
	$ million	%	$ million	%
Transport, storage and communication	**5,312**	**5.6**	4,024	5.1
Building and construction	**11,024**	**11.6**	7,894	9.9
Manufacturing	**9,840**	**10.4**	8,860	11.1
Non-bank financial institutions	**16,277**	**17.2**	12,912	16.3
General commerce	**12,825**	**13.6**	11,735	14.8
Professionals and private individuals	**11,222**	**11.9**	10,296	13.0
Housing loans	**22,598**	**23.9**	18,898	23.8
Other	**5,487**	**5.8**	4,761	6.0
Total (gross)	**94,583**	**100.0**	79,380	100.0

By currency

	2007		2006	
	$ million	%	$ million	%
Singapore dollar	**50,361**	**53.2**	41,569	52.3
US dollar	**14,146**	**15.0**	12,698	16.0
Malaysian ringgit	**10,821**	**11.4**	8,655	10.9
Thai baht	**6,967**	**7.4**	6,726	8.5
Indonesian rupiah	**2,332**	**2.5**	2,188	2.8
Other	**9,956**	**10.5**	7,545	9.5
Total (gross)	**94,583**	**100.0**	79,380	100.0

By maturity

	2007		2006	
	$ million	%	$ million	%
Within 1 year	**38,499**	**40.7**	35,096	44.2
Over 1 year but within 3 years	**13,764**	**14.6**	10,215	12.9
Over 3 years but within 5 years	**14,324**	**15.1**	9,490	11.9
Over 5 years	**27,996**	**29.6**	24,579	31.0
Total (gross)	**94,583**	**100.0**	79,380	100.0

Investment securities

Investment securities increased 10.3% over 31 December 2006 to $19,417 million as at 31 December 2007. The growth was mainly due to increased holdings in securities from financial institutions.

	2007		2006	
	$ million	%	$ million	%
Transport, storage and communication	**1,261**	**6.4**	1,029	5.8
Building and construction	**1,047**	**5.3**	986	5.5
Manufacturing	**845**	**4.3**	1,019	5.7
Financial institutions	**13,570**	**68.8**	12,430	69.5
General commerce	**123**	**0.6**	182	1.0
Other	**2,885**	**14.6**	2,229	12.5
	19,730	**100.0**	17,873	100.0
Less: Provision for impairment	**313**		267	
Total	**19,417**		17,607	

Total deposits

Customer deposits increased 11.9% over 31 December 2006 to $106,967 million as at 31 December 2007. The increase was broad-based across all product groups.

	2007		2006	
	$ million	%	$ million	%
Banker deposits	**32,091**	**23.1**	33,449	25.9
Customer deposits	**106,967**	**76.9**	95,552	74.1
Total	**139,059**	**100.0**	129,000	100.0

By maturity

	2007		2006	
	$ million	%	$ million	%
Within 1 year	**135,332**	**97.3**	125,030	96.9
Over 1 year but within 3 years	**1,564**	**1.1**	1,734	1.4
Over 3 years but within 5 years	**1,707**	**1.2**	1,566	1.2
Over 5 years	**456**	**0.4**	670	0.5
Total	**139,059**	**100.0**	129,000	100.0

Customer deposits by product group

	2007		2006	
	$ million	%	$ million	%
Fixed deposits	**68,738**	**64.2**	61,933	64.8
Savings deposits	**19,044**	**17.8**	15,839	16.6
Current accounts	**15,369**	**14.4**	14,380	15.0
Other	**3,817**	**3.6**	3,400	3.6
Total	**106,967**	**100.0**	95,552	100.0


Loans/Deposits ratio
150
100
50
0
$ billion
90
80
70
60
50
40
%
78.5
80.5
86.6
85.5
67.1
95.6
76.9
92.7
107.0
2005
2006
2007
Net customer loans
Customer deposits
Loans/Deposits ratio

Loans/Deposits ratio

With the 20.5% increase in net customer loans outpacing the 11.9% increase in customer deposits, the loans-to-deposits ratio increased 6.1% points over 31 December 2006 to 86.6% as at 31 December 2007.

Shareholders' equity

Shareholders' equity rose 3.2% over the year to $17,329 million as at 31 December 2007, contributed mainly by profit for the financial year.

As at 31 December 2007, revaluation surplus of $3,263 million on properties of the Group was not recognised in the financial statements.

	2007 $ million	2006 $ million
Shareholders' equity	**17,329**	16,791
Add: Revaluation surplus	**3,263**	1,486
Shareholders' equity including revaluation surplus	**20,592**	18,277

Capital adequacy ratios

The Group's tier 1 capital adequacy ratio ("CAR") and total CAR as at 31 December 2007 were 4.0% points and 4.5% points above the minimum 6% and 10% required by Monetary Authority of Singapore respectively.

The lower CARs over 31 December 2006 were mainly attributed to higher risk-weighted assets from expanded loan portfolio, partly negated by higher retained profits.

	2007 $ million	2006 $ million
Tier 1 capital		
Share capital	**2,014**	2,247
Subsidiary preference shares	**832**	832
Disclosed reserves/other	**13,894**	13,116
Deduction of intangible assets	**(4,279)**	(4,307)
	12,461	11,888
Upper tier 2 capital		
Cumulative collective impairment/other	**1,511**	1,457
Subordinated notes	**5,196**	5,211
	6,707	6,668
Deductions from tier 1 and upper tier 2 capital	**(1,086)**	(911)
Total capital	**18,082**	17,645
Risk-weighted assets (including market risk)	**124,772**	108,405
Capital adequacy ratios		
Tier 1	**10.0%**	11.0%
Total	**14.5%**	16.3%

UNITED OVERSEAS BANK LIMITED
(Incorporated in Singapore)
AND ITS SUBSIDIARIES

31 December 2007

FINANCIAL STATEMENTS

The directors are pleased to present their report to the members together with the audited financial statements of United Overseas Bank Limited (the "Bank") and its subsidiaries (the "Group") for the financial year ended 31 December 2007.

Directors

The directors of the Bank in office at the date of this report are:

Mr Wee Cho Yaw *(Chairman)*
Mr Wee Ee Cheong *(Deputy Chairman & Chief Executive Officer)*
Mr Ngiam Tong Dow
Prof Cham Tao Soon
Mr Wong Meng Meng
Mr Yeo Liat Kok Philip
Mr Tan Kok Quan
Prof Lim Pin
Mr Lien Jown Leam Michael
Mr Thein Reggie *(appointed on 28 January 2008)*

Arrangements to enable directors to acquire shares or debentures

Neither at the end of nor at any time during the financial year was the Bank a party to any arrangement whose object was to enable the directors of the Bank to acquire benefits by means of the acquisition of shares in, or debentures of, the Bank or any other body corporate, other than those issued in connection with the UOB 1999 Share Option Scheme, UOB Restricted Share Plan and UOB Share Appreciation Rights Plan as set out in this report.

Directors' interests in shares or debentures

(a) The following directors, who held office at the end of the financial year, had, according to the register of directors' shareholdings required to be kept under Section 164 of the Singapore Companies Act, an interest in shares of the Bank or related corporations as stated below:

	Direct interest		**Deemed interest**	
	At 31.12.2007	At 1.1.2007	**At 31.12.2007**	At 1.1.2007
Ordinary shares				
The Bank				
Mr Wee Cho Yaw	**16,390,248**	16,390,248	**247,008,142**	245,208,142
Mr Wee Ee Cheong	**2,794,899**	2,794,899	**146,135,251**	146,085,251
Mr Ngiam Tong Dow	**–**	–	**8,600**	8,600
Prof Cham Tao Soon	**–**	–	**9,775**	9,775
Mr Tan Kok Quan	**–**	–	**74,475**	74,475
United Overseas Insurance Limited				
Mr Wee Cho Yaw	**38,100**	25,400	**–**	–

(b) There was no change in any of the above-mentioned interests between the end of the financial year and 21 January 2008 (being the 21st day after the end of the financial year) except for Mr Wee Cho Yaw whose shareholdings in the Bank in which he is deemed to have an interest has increased by 200,000 shares.

Directors' contractual benefits

Except as disclosed in the financial statements, since the end of the previous financial year, no director of the Bank has received or become entitled to receive a benefit by reason of a contract made by the Bank or a related corporation with the director, or with a firm of which the director is a member, or with a company in which the director has a substantial financial interest, except that certain directors received remuneration from related corporations in their capacity as directors and/or executives of those corporations.

Directors' remuneration

Details of the total fees and other remuneration paid/payable by the Group to the directors of the Bank for the financial year ended 31 December 2007 are as follows:

	Chairman's fee %	Directors' fees %	Salary %	Bonus %	Benefits-in-kind and other %	Total %
$6,000,000 to $6,249,999						
Mr Wee Ee Cheong	–	2.5	13.3	82.3	1.9	100.0
$5,250,000 to $5,499,999						
Mr Wee Cho Yaw *	36.4	6.1	5.2	52.0	0.3	100.0
Below $250,000						
Mr Ngiam Tong Dow	–	100.0	–	–	–	100.0
Prof Cham Tao Soon	–	100.0	–	–	–	100.0
Mr Wong Meng Meng	–	100.0	–	–	–	100.0
Mr Yeo Liat Kok Philip	–	100.0	–	–	–	100.0
Mr Tan Kok Quan	–	100.0	–	–	–	100.0
Prof Lim Pin	–	100.0	–	–	–	100.0
Mr Ng Boon Yew *(retired on 27 April 2007)*	–	100.0	–	–	–	100.0
Mr Lien Jown Leam Michael	–	100.0	–	–	–	100.0

* *Mr Wee Cho Yaw received basic salary, allowances and a pro-rated performance bonus in respect of his executive role from 1 January 2007 to 26 April 2007. Since stepping down as Chief Executive Officer on 27 April 2007, Chairman Wee has continued to provide invaluable guidance to Management drawn from his vast experience, knowledge and expertise acquired over more than 40 years with the Bank. The Remuneration Committee has proposed that Chairman Wee be paid an additional fee of $3 million per annum, which for the period from May to December 2007, would be a pro-rated sum of $2 million. The proposal will be put to shareholders for approval.*

Share-based compensation plans

The share-based compensation plans, which are administered by the Remuneration Committee, comprise the UOB 1999 Share Option Scheme, UOB Restricted Share Plan and UOB Share Appreciation Rights Plan. Details of these plans are found below and in Note 40 to the Financial Statements.

(a) UOB 1999 Share Option Scheme (the "Scheme")

The Scheme was adopted by the shareholders of the Bank at an Extraordinary General Meeting held on 6 October 1999. Under the Scheme, options may be granted to selected employees of the Bank and its subsidiaries, and to directors and controlling equity holders, subject to certain conditions. The options expire at the end of the respective option periods unless they lapse earlier in the event of death, bankruptcy or cessation of employment of the participant or the take-over or winding up of the Bank. Further details of the Scheme are set out in the circular to equity holders dated 10 September 1999.

Since the commencement of the Scheme, no participant received 5% or more of the total options available under the Scheme and no options were granted to controlling equity holders (or their associates). During the financial year, no options were granted to employees or directors of the Bank.

As at the balance sheet date, no options granted to the directors of the Bank since the commencement of the Scheme remained outstanding.

Share-based compensation plans (cont'd)

(a) UOB 1999 Share Option Scheme (the "Scheme") (cont'd)

Share options exercised during the financial year and outstanding as at 31 December 2007 are as follows:

Year options granted	Option period	Expiry date	Exercise price $	Number of shares issued during the financial year	Number of shares unissued as at 31 December 2007
2003	6 Jun 2004 to 5 Jun 2008	6 Jun 2008	11.67	91,000	96,000
2004	29 Nov 2005 to 28 Nov 2009	29 Nov 2009	13.67	393,000	357,000
				484,000	453,000

(b) UOB Restricted Share Plan and UOB Share Appreciation Rights Plan (the "Plans")

Following a review of the remuneration strategy across the Group, the Bank implemented the Plans on 28 September 2007, with a view to aligning the interests of participants with the longer-term interests of shareholders and the Group by fostering a culture of ownership and to enhancing the competitiveness of the Group's remuneration for selected employees.

Employees with a minimum of one-year service may be selected to participate in the Plans based on factors such as market-competitive practices, job level, individual performance, leadership skills and potential. Generally granted on an annual basis, the Remuneration Committee will determine the number of Restricted Shares ("RS") and Share Appreciation Rights ("SAR") to be granted, the vesting period and the conditions for vesting.

RS are UOB shares that are restricted by time and performance conditions as to when they vest, but upon vesting, would allow participants to receive UOB shares comprised in the RS.

SAR are rights, which upon exercise, confer the right to receive such number of UOB shares (or by exception, cash) equivalent to the difference between the prevailing market value and grant value of the underlying UOB shares comprised in the SAR, divided by the prevailing market value of a UOB share. The grant value is determined with reference to the average of the closing prices of UOB shares over the three days preceding the grant date. Upon vesting of SAR, participants have up to six years from the time of grant to exercise their rights.

For the 2007 grant, 25% of the RS and SAR will vest after two years, with the remainder vesting after three years, subject to achievement of pre-determined targets pegged at return on equity ("ROE") as shown below:

Percentage of ROE target achieved	Percentage of award to be vested
≥ 95%	100%
≥ 90%	80%
≥ 85%	60%
≥ 80%	50%
< 80%	At the discretion of the Remuneration Committee

Participants who leave the Group before vesting of the RS and SAR will forfeit their rights unless otherwise decided by the Remuneration Committee.

The Plans shall be in force for a period of 10 years or such other period as the Remuneration Committee may determine. The Plans only allow the delivery of UOB ordinary shares held in treasury by the Bank.

Audit Committee
The Audit Committee comprises four members, all of whom are non-executive independent directors. The members of the Audit Committee at the date of this report are as follows:

Prof Cham Tao Soon *(Chairman)*
Mr Yeo Liat Kok Philip
Mr Tan Kok Quan
Mr Thein Reggie *(appointed on 28 January 2008)*

The Audit Committee has reviewed the financial statements, the internal and external audit plans and audit reports, the external auditors' evaluation of the system of internal accounting controls, the scope and results of the internal and external audit procedures, the adequacy of internal audit resources, the cost effectiveness, independence and objectivity of external auditors, the significant findings of internal audit investigations and interested person transactions. The reviews were made with the internal and external auditors, the chief financial officer and/or other senior management staff, as appropriate. The Audit Committee has also carried out the functions required of the Committee under the Code of Corporate Governance and the Guidelines on Corporate Governance for Banks, Financial Holding Companies and Direct Insurers which are incorporated in Singapore.

The Audit Committee has also considered the financial, business and professional relationships between the external auditors and the Bank. It is of the view that the relationships are not incompatible with maintaining the independence of the external auditors.

Auditors
The Audit Committee has nominated Messrs Ernst & Young for re-appointment as auditors of the Bank and Messrs Ernst & Young have expressed their willingness to be re-appointed.

On behalf of the Board of Directors,

Wee Cho Yaw
Chairman

Wee Ee Cheong
Deputy Chairman & Chief Executive Officer

Singapore
27 February 2008

STATEMENT BY DIRECTORS

for the financial year ended 31 December 2007

We, Wee Cho Yaw and Wee Ee Cheong, being two of the directors of United Overseas Bank Limited, do hereby state that, in the opinion of the directors:

(a) the accompanying balance sheets, profit and loss accounts, statements of changes in equity and consolidated cash flow statement together with notes thereto are drawn up so as to give a true and fair view of the state of affairs of the Bank and of the Group as at 31 December 2007, the results of the business and changes in equity of the Bank and the Group and cash flows of the Group for the financial year then ended; and

(b) at the date of this statement, there are reasonable grounds to believe that the Bank will be able to pay its debts as and when they fall due.

On behalf of the Board of Directors,

Wee Cho Yaw
Chairman

Wee Ee Cheong
Deputy Chairman & Chief Executive Officer

Singapore
27 February 2008

AUDITORS' REPORT TO THE MEMBERS OF UNITED OVERSEAS BANK LIMITED

for the financial year ended 31 December 2007

We have audited the accompanying financial statements of United Overseas Bank Limited (the "Bank") and its subsidiaries (the "Group") set out on pages 69 to 139, which comprise the balance sheets of the Bank and the Group as at 31 December 2007, the profit and loss accounts and the statements of changes in equity of the Bank and the Group, and cash flow statement of the Group for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' Responsibility for the Financial Statements

The Bank's directors are responsible for the preparation and fair presentation of these financial statements in accordance with the provisions of the Singapore Companies Act, Cap. 50 (the "Act") and Singapore Financial Reporting Standards ("FRS"). This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion,

(a) the financial statements of the Bank and the consolidated financial statements of the Group are properly drawn up in accordance with the provisions of the Act and FRS, including the modification of the requirements of FRS39 Financial Instruments: Recognition and Measurement in respect of loan loss provisioning by MAS Notice 612 Credit Files, Grading and Provisioning, so as to give a true and fair view of the state of affairs of the Bank and the Group as at 31 December 2007, the results of the Bank and of the Group, the changes in equity of the Bank and the changes in equity and cash flows of the Group for the year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Bank and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

ERNST & YOUNG
Certified Public Accountants

Singapore
27 February 2008

PROFIT AND LOSS ACCOUNTS

for the financial year ended 31 December 2007

	Note	The Group		The Bank	
		2007	2006	**2007**	2006
		$'000	$'000	**$'000**	$'000
Interest income	3	**7,370,626**	6,962,165	**5,661,253**	5,426,071
Less: Interest expense	4	**4,390,279**	4,251,829	**3,707,424**	3,620,015
Net interest income		**2,980,347**	2,710,336	**1,953,829**	1,806,056
Dividend income	5	**53,500**	327,682	**526,230**	763,533
Fee and commission income	6	**1,277,753**	1,002,560	**642,882**	509,178
Rental income		**76,750**	64,181	**53,330**	39,841
Other operating income	7	**483,960**	732,119	**333,338**	477,924
Non-interest income		**1,891,963**	2,126,542	**1,555,780**	1,790,476
Total operating income		**4,872,310**	4,836,878	**3,509,609**	3,596,532
Less: Staff costs	8	**1,045,904**	866,997	**594,683**	482,569
Other operating expenses	9	**972,499**	869,176	**593,342**	543,575
Total operating expenses		**2,018,403**	1,736,173	**1,188,025**	1,026,144
Operating profit before amortisation and impairment charges		**2,853,907**	3,100,705	**2,321,584**	2,570,388
Less: Intangible assets amortised		**11,216**	12,500	**–**	–
Impairment charges	10	**299,983**	180,697	**147,062**	30,915
Operating profit after amortisation and impairment charges		**2,542,708**	2,907,508	**2,174,522**	2,539,473
Share of profit of associates		**207,346**	271,168	**–**	–
Profit before tax		**2,750,054**	3,178,676	**2,174,522**	2,539,473
Less: Tax	11	**573,340**	553,328	**403,321**	397,396
Profit for the financial year		**2,176,714**	2,625,348	**1,771,201**	2,142,077
Attributable to:					
Equity holders of the Bank		**2,109,476**	2,570,488	**1,771,201**	2,142,077
Minority interests		**67,238**	54,860	**–**	–
		2,176,714	2,625,348	**1,771,201**	2,142,077
Earnings per share ($)	12				
Basic		**1.36**	1.65		
Diluted		**1.36**	1.65		

The accounting policies and explanatory notes form an integral part of the financial statements.

BALANCE SHEETS

as at 31 December 2007

		The Group		The Bank	
	Note	**2007 $'000**	2006 $'000	**2007 $'000**	2006 $'000
Equity					
Share capital	13	**2,013,759**	2,247,332	**2,013,759**	2,247,332
Subsidiary preference shares	14	**831,550**	831,550	**–**	–
Capital reserves	15	**3,713,708**	3,968,568	**3,596,697**	3,817,853
Statutory reserves	16	**3,131,609**	3,130,136	**2,752,922**	2,752,922
Revenue reserves	17	**7,328,428**	6,356,283	**5,623,494**	4,989,347
Share of reserves of associates	18	**309,660**	256,765	**–**	–
Equity attributable to equity holders of the Bank		**17,328,714**	16,790,634	**13,986,872**	13,807,454
Minority interests		**397,612**	385,307	**–**	–
Total equity		**17,726,326**	17,175,941	**13,986,872**	13,807,454
Liabilities					
Deposits and balances of:					
Banks and agents		**32,091,236**	33,448,548	**30,142,216**	30,975,255
Non-bank customers		**106,967,480**	95,551,715	**84,312,083**	75,304,248
Subsidiaries		**–**	–	**4,047,355**	3,931,093
	20	**139,058,716**	129,000,263	**118,501,654**	110,210,596
Bills and drafts payable		**1,823,639**	388,262	**372,164**	150,055
Derivative financial liabilities	36	**5,163,279**	3,912,065	**4,966,890**	3,773,518
Other liabilities	21	**3,752,842**	3,452,866	**1,423,182**	1,075,126
Tax payable		**623,898**	631,841	**539,627**	553,317
Deferred tax liabilities	22	**135,293**	154,375	**82,816**	123,120
Debts issued	23	**6,666,298**	6,596,064	**6,665,036**	6,398,869
Total liabilities		**157,223,965**	144,135,736	**132,551,369**	122,284,601
Total equity and liabilities		**174,950,291**	161,311,677	**146,538,241**	136,092,055
Assets					
Cash, balances and placements with central banks		**17,666,802**	16,301,355	**14,975,690**	13,323,922
Singapore Government treasury bills and securities		**8,806,080**	7,071,612	**8,723,580**	6,982,225
Other government treasury bills and securities		**3,481,563**	2,357,000	**1,878,118**	1,682,024
Trading securities	24	**409,866**	483,500	**110,251**	106,273
Placements and balances with banks and agents	25	**12,942,867**	21,753,108	**10,956,298**	20,200,614
Loans to non-bank customers	26	**92,668,609**	76,874,585	**71,993,863**	59,085,821
Placements with and advances to subsidiaries		**–**	–	**645,575**	659,777
Derivative financial assets	36	**5,068,467**	3,911,064	**4,962,030**	3,826,478
Assets pledged	27	**2,646,814**	3,339,892	**2,646,814**	3,339,892
Investment securities	28	**19,362,071**	17,606,894	**18,150,748**	15,881,084
Other assets	29	**4,213,808**	4,202,338	**2,710,235**	2,431,420
Investment in associates	30	**1,261,375**	1,184,389	**373,093**	372,440
Investment in subsidiaries	31	**–**	–	**3,858,977**	3,852,073
Properties and other fixed assets	33	**2,080,698**	1,857,096	**1,356,747**	1,152,587
Deferred tax assets	22	**76,396**	75,404	**14,403**	13,606
Intangible assets	34	**4,264,875**	4,293,440	**3,181,819**	3,181,819
Total assets		**174,950,291**	161,311,677	**146,538,241**	136,092,055
Off-balance sheet items					
Contingent liabilities	35	**13,082,452**	10,254,280	**11,089,019**	8,210,745
Financial derivatives	36	**388,058,206**	489,872,320	**377,778,800**	485,648,820
Commitments	38	**48,358,535**	44,594,898	**39,871,782**	36,063,966

The accounting policies and explanatory notes form an integral part of the financial statements.

STATEMENTS OF CHANGES IN EQUITY

for the financial year ended 31 December 2007

	The Group								
	Equity attributable to equity holders of the Bank								
	Share capital $'000	Subsidiary preference shares $'000	Capital reserves $'000	Statutory reserves $'000	Revenue reserves $'000	Share of reserves of associates $'000	Total $'000	Minority interests $'000	Total equity $'000
2007									
Balance at 1 January	**2,247,332**	**831,550**	**3,968,568**	**3,130,136**	**6,356,283**	**256,765**	**16,790,634**	**385,307**	**17,175,941**
Currency translation adjustments	**-**	**-**	**(26,317)**	**-**	**-**	**-**	**(26,317)**	**(24,386)**	**(50,703)**
Change in available-for-sale reserve									
Net change in fair value	**-**	**-**	**9,581**	**-**	**-**	**-**	**9,581**	**(384)**	**9,197**
Transferred to profit and loss account on disposal/ impairment	**-**	**-**	**(145,579)**	**-**	**-**	**-**	**(145,579)**	**(337)**	**(145,916)**
Change in share of associates' reserves	**-**	**-**	**-**	**-**	**-**	**48,031**	**48,031**	**-**	**48,031**
Transfer from revenue reserves upon liquidation of associates	**-**	**-**	**-**	**-**	**(4,864)**	**4,864**	**-**	**-**	**-**
Total gains/(losses) recognised directly in equity	**-**	**-**	**(162,315)**	**-**	**(4,864)**	**52,895**	**(114,284)**	**(25,107)**	**(139,391)**
Profit for the financial year	**-**	**-**	**-**	**-**	**2,109,476**	**-**	**2,109,476**	**67,238**	**2,176,714**
Total gains/(losses) recognised for the financial year	**-**	**-**	**(162,315)**	**-**	**2,104,612**	**52,895**	**1,995,192**	**42,131**	**2,037,323**
Transfer from/(to) revenue reserves	**-**	**-**	**(95,969)**	**1,473**	**94,496**	**-**	**-**	**-**	**-**
Change in minority interests	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**20,117**	**20,117**
Dividends	**-**	**-**	**-**	**-**	**(1,226,963)**	**-**	**(1,226,963)**	**(49,943)**	**(1,276,906)**
Share buyback – held in treasury	**(240,007)**	**-**	**-**	**-**	**-**	**-**	**(240,007)**	**-**	**(240,007)**
Share-based payment	**-**	**-**	**3,424**	**-**	**-**	**-**	**3,424**	**-**	**3,424**
Issue of shares under share option scheme	**6,434**	**-**	**-**	**-**	**-**	**-**	**6,434**	**-**	**6,434**
Balance at 31 December	**2,013,759**	**831,550**	**3,713,708**	**3,131,609**	**7,328,428**	**309,660**	**17,328,714**	**397,612**	**17,726,326**
2006									
Balance at 1 January	1,537,843	831,550	4,359,925	3,019,865	4,962,937	216,542	14,928,662	291,056	15,219,718
Currency translation adjustments	-	-	(10,871)	-	-	-	(10,871)	2,337	(8,534)
Change in available-for-sale reserve									
Net change in fair value	-	-	533,953	-	-	-	533,953	3,568	537,521
Transferred to profit and loss account on disposal/ impairment	-	-	(26,890)	-	-	-	(26,890)	(420)	(27,310)
Change in share of associates' reserves	-	-	-	-	-	40,223	40,223	-	40,223
Other adjustments	-	-	-	-	-	-	-	6,398	6,398
Total gains recognised directly in equity	-	-	496,192	-	-	40,223	536,415	11,883	548,298
Profit for the financial year	-	-	-	-	2,570,488	-	2,570,488	54,860	2,625,348
Total gains recognised for the financial year	-	-	496,192	-	2,570,488	40,223	3,106,903	66,743	3,173,646
Effect of Companies (Amendment) Act 2005	863,606	-	(863,606)	-	-	-	-	-	-
Transfer from/(to) revenue reserves	-	-	(30,189)	110,271	(80,082)	-	-	-	-
Change in minority interests	-	-	-	-	-	-	-	46,889	46,889
Dividends	-	-	-	-	(1,025,002)	-	(1,025,002)	(19,381)	(1,044,383)
Share buyback – cancelled	(172,503)	-	4,858	-	(72,058)	-	(239,703)	-	(239,703)
Issue of shares under share option scheme	18,386	-	1,388	-	-	-	19,774	-	19,774
Balance at 31 December	2,247,332	831,550	3,968,568	3,130,136	6,356,283	256,765	16,790,634	385,307	17,175,941

Movements of the respective reserve accounts are presented in Notes 15 to 18.

The accounting policies and explanatory notes form an integral part of the financial statements.

STATEMENTS OF CHANGES IN EQUITY

for the financial year ended 31 December 2007

	The Bank				
	Share capital $'000	Capital reserves $'000	Statutory reserves $'000	Revenue reserves $'000	Total equity $'000
2007					
Balance at 1 January	**2,247,332**	**3,817,853**	**2,752,922**	**4,989,347**	**13,807,454**
Currency translation adjustments	–	**(3,113)**	–	–	**(3,113)**
Change in available-for-sale reserve					
Net change in fair value	–	**(30,609)**	–	–	**(30,609)**
Transferred to profit and loss account on disposal/impairment	–	**(142,615)**	–	–	**(142,615)**
Total losses recognised directly in equity	–	**(176,337)**	–	–	**(176,337)**
Profit for the financial year	–	–	–	**1,771,201**	**1,771,201**
Total gains/(losses) recognised for the financial year	–	**(176,337)**	–	**1,771,201**	**1,594,864**
Transfer to revenue reserves	–	**(48,243)**	–	**48,243**	–
Dividends	–	–	–	**(1,185,297)**	**(1,185,297)**
Share buyback – held in treasury	**(240,007)**	–	–	–	**(240,007)**
Share-based payment	–	**3,424**	–	–	**3,424**
Issue of shares under share option scheme	**6,434**	–	–	–	**6,434**
Balance at 31 December	**2,013,759**	**3,596,697**	**2,752,922**	**5,623,494**	**13,986,872**
2006					
Balance at 1 January	1,537,843	4,390,810	2,645,722	3,907,394	12,481,769
Currency translation adjustments	–	(5,289)	–	–	(5,289)
Change in available-for-sale reserve					
Net change in fair value	–	418,581	–	–	418,581
Transferred to profit and loss account on disposal/impairment	–	(31,384)	–	–	(31,384)
Total gains recognised directly in equity	–	381,908	–	–	381,908
Profit for the financial year	–	–	–	2,142,077	2,142,077
Total gains recognised for the financial year	–	381,908	–	2,142,077	2,523,985
Effect of Companies (Amendment) Act 2005	863,606	(863,606)	–	–	–
Transfer from/(to) revenue reserves	–	(97,505)	107,200	(9,695)	–
Dividends	–	–	–	(978,371)	(978,371)
Share buyback – cancelled	(172,503)	4,858	–	(72,058)	(239,703)
Issue of shares under share option scheme	18,386	1,388	–	–	19,774
Balance at 31 December	2,247,332	3,817,853	2,752,922	4,989,347	13,807,454

Movements of the respective reserve accounts are presented in Notes 15 to 17.

The accounting policies and explanatory notes form an integral part of the financial statements.

CONSOLIDATED CASH FLOW STATEMENT

for the financial year ended 31 December 2007

	2007 $'000	2006 $'000
Cash flows from operating activities		
Operating profit before amortisation and impairment charges	**2,853,907**	3,100,705
Adjustments for:		
Depreciation of assets	**140,599**	141,782
Net gain on disposal of assets	**(215,882)**	(438,542)
Share-based payment	**3,424**	–
Operating profit before working capital changes	**2,782,048**	2,803,945
Changes in working capital		
Increase in deposits	**10,058,453**	14,041,972
Increase in bills and drafts payable	**1,435,377**	85,081
Increase in other liabilities	**1,550,514**	480,520
Decrease in trading securities	**73,634**	141,387
Decrease in placements and balances with banks and agents	**9,324,410**	6,814,423
Increase in loans to non-bank customers	**(15,949,140)**	(9,874,879)
Increase in other assets	**(1,234,888)**	(1,626,325)
Cash generated from operations	**8,040,408**	12,866,124
Income tax paid	**(566,514)**	(350,165)
Net cash provided by operating activities	**7,473,894**	12,515,959
Cash flows from investing activities		
Net cash flow on disposal/(acquisition) of:		
Assets held for sale	**–**	864,414
Investment securities and associates	**(1,811,984)**	(6,914,044)
Properties and other fixed assets	**(347,685)**	(97,495)
Change in minority interests	**(4,990)**	58,772
Dividends received from associates	**143,809**	71,601
Net cash used in investing activities	**(2,020,850)**	(6,016,752)
Cash flows from financing activities		
Proceeds from issue of shares	**6,434**	19,774
Net increase/(decrease) in debts issued	**70,234**	(453,721)
Share buyback	**(240,007)**	(239,703)
Dividends paid on ordinary shares	**(1,185,297)**	(978,371)
Dividends paid on subsidiary preference shares	**(43,582)**	(34,972)
Dividends paid to minority interests	**(49,943)**	(19,381)
Net cash used in financing activities	**(1,442,161)**	(1,706,374)
Currency translation adjustments	**(19,762)**	(11,137)
Net increase in cash and cash equivalents for the financial year	**3,991,121**	4,781,696
Cash and cash equivalents at beginning of the financial year	**26,291,671**	21,509,975
Cash and cash equivalents at end of the financial year (Note 39)	**30,282,792**	26,291,671

The accounting policies and explanatory notes form an integral part of the financial statements.

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1. Corporate information

United Overseas Bank Limited (the "Bank") is a limited liability company incorporated in Singapore. The registered office of the Bank is at 80 Raffles Place, UOB Plaza, Singapore 048624.

The Bank is principally engaged in the business of banking in all its aspects, including the operation of an Asian Currency Unit under the terms and conditions specified by the Monetary Authority of Singapore ("MAS"). The principal activities of its major subsidiaries are set out in Note 31b to the financial statements. There has been no significant change in the nature of these activities during the financial year.

2. Summary of significant accounting policies

(a) Basis of preparation

The financial statements of the Bank and its subsidiaries (the "Group") have been prepared in accordance with Singapore Financial Reporting Standards ("FRS") as required by the Companies Act, Cap. 50, with modification to FRS39 Financial Instruments: Recognition and Measurement in respect of loan loss provisioning, as provided in MAS Notice 612 Credit Files, Grading and Provisioning.

The financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial instruments at fair value through profit and loss and all financial derivatives. In addition, the carrying amount of assets and liabilities that are designated as hedged items in a fair value hedge are adjusted for fair value changes attributable to the hedged risks.

The financial statements are presented in Singapore Dollars and to the nearest thousand unless otherwise indicated.

(b) Changes in accounting policies

The Group adopted the following FRS on 1 January 2007. The adoption of the FRS has no significant impact on the financial statements of the Group.

- FRS1 Presentation of Financial Statements (revised)
- FRS40 Investment Property
- FRS107 Financial Instruments: Disclosures

Other than the above changes, the accounting policies applied by the Group in the financial year were consistent with those adopted in the previous financial year.

Future changes in accounting policies

The Group has not adopted the following FRS and INT FRS that have been issued but not yet effective:

FRS	Effective for accounting period beginning on or after
FRS23 Borrowing Costs	1 Jan 2009
FRS108 Operating Segments	1 Jan 2009
INT FRS111 Group and Treasury Share Transactions	1 Mar 2007

These pronouncements are not expected to have a significant impact on the financials of the Group when adopted.

(c) Subsidiaries

Subsidiaries are entities over which the Group has the power to govern their financial and operating policies. The Group generally has such power when it directly or indirectly holds more than 50% of the issued share capital, or controls more than 50% of the voting power or the composition of the board of directors, of the entities.

2. **Summary of significant accounting policies** (cont'd)

(c) **Subsidiaries** (cont'd)

Subsidiaries are consolidated from the date the Group obtains control until the date such control ceases. Acquisition of subsidiaries is accounted for using the purchase method. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued, liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date, irrespective of the extent of any minority interest. Any excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities represents goodwill. Goodwill is accounted for in accordance with Note 2k(i). Inter-company transactions and balances are eliminated. Adjustments are made to align the accounting policies of the subsidiaries to those of the Group.

Minority interests represent the portion of profit or loss and net assets in subsidiaries that does not belong to the equity holders of the Bank. They are disclosed as separate items in the consolidated financial statements.

In the Bank's separate financial statements, investment in subsidiaries is stated at cost less provision for impairment, if any, determined on an individual basis.

(d) **Special purpose entities**

Special purpose entities ("SPE") are entities set up to accomplish a narrow and well-defined objective. Financial statements of SPE are consolidated if they are in substance controlled by the Group despite the Group holding little or no equity in the SPE.

(e) **Associates and joint ventures**

Associates are entities, not being subsidiaries or joint ventures, in which the Group has significant influence. This generally coincides with the Group having between 20% and 50% of the voting power or representation on the board of directors. Joint ventures are entities whereby the Group and its joint venture partners have entered into a contractual arrangement to undertake an economic activity which is jointly controlled and none of the parties involved unilaterally have control over the entities.

The Group's investment in associates and joint ventures is accounted for using the equity method from the date the Group obtains significant influence or joint control over the entities until the date such significant influence or joint control ceases. Adjustments are made to align the accounting policies of the associates and joint ventures to those of the Group.

Under the equity method, the Group's investment in an associate and joint venture is carried in the balance sheet at cost (including goodwill on acquisition), plus post-acquisition changes in the Group's share of net assets of the associate and joint venture, less provision for impairment, if any, determined on an individual basis. The Group's share of results of the associate and joint venture is recognised in the consolidated profit and loss account. Where the share of an associate and joint venture's losses exceeds the Group's interest in the associate and joint venture, such excess is not recognised in the consolidated profit and loss account.

In the Bank's separate financial statements, investment in associates and joint ventures is stated at cost less provision for impairment, if any, determined on an individual basis.

(f) **Foreign currencies**

(i) Foreign currency transactions

On initial recognition, transactions in foreign currencies are recorded in the respective functional currencies of the Bank and its subsidiaries at the exchange rate ruling at the transaction date. Subsequent to initial recognition, monetary assets and monetary liabilities denominated in foreign currencies are translated at the closing rate of exchange ruling at the balance sheet date. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value is determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at balance sheet date are recognised in the profit and loss account. Exchange differences arising from monetary items that form part of the net investment in foreign operations, or on foreign currency borrowings that provide a hedge against a net investment in a foreign operation, are recognised initially in the foreign currency translation reserve in the consolidated balance sheet, and subsequently in the consolidated profit and loss account on disposal of the foreign operation.

2. Summary of significant accounting policies (cont'd)

(f) **Foreign currencies** (cont'd)

(ii) Foreign operations

Revenue and expenses of foreign operations are translated into Singapore Dollars at the average exchange rate for the financial year which approximates the exchange rate at the transaction date. Foreign operations' assets and liabilities are translated at the closing rate of exchange ruling at the balance sheet date. All resultant exchange differences are recognised in the foreign currency translation reserve, and are taken to the profit and loss account upon disposal of the foreign operations.

Goodwill and fair value adjustments arising on the acquisition of foreign operations are recorded in the functional currency of the foreign operations and translated at the closing rate of exchange at the balance sheet date. For acquisitions prior to 1 January 2005, goodwill and fair value adjustments were recorded in Singapore Dollars at the rate of exchange prevailing at the date of acquisition.

(g) **Financial assets and financial liabilities**

(i) Classification

Financial assets and financial liabilities are classified as follows:

Financial assets and financial liabilities at fair value through profit and loss

- Held for trading
  Financial instruments are classified as held for trading if they are acquired for short-term profit taking. Financial derivatives are classified as held for trading unless they are designated as hedging instruments.

- Designated as fair value through profit and loss
  Financial instruments are designated as fair value through profit and loss if they meet the following criteria:

  - the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or liabilities on a different basis; or
  - the assets and liabilities are managed on a fair value basis in accordance with a documented risk management or investment strategy; or
  - the financial instrument contains an embedded derivative, except where such derivative does not significantly modify the cash flows of the instrument.

Held-to-maturity

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the intention and ability to hold the assets till maturity.

Loans and receivables

Non-derivative financial assets with fixed or determinable payments and are not quoted in an active market are classified as loans and receivables.

Available-for-sale

Non-derivative financial assets that are not classified into any of the preceding categories and are available for sale are classified in this category.

Non-trading liabilities

Non-derivative financial liabilities not held for active trading or designated as fair value through profit and loss are classified in this category.

2. **Summary of significant accounting policies** (cont'd)

(g) **Financial assets and financial liabilities** (cont'd)

(ii) Measurement

Initial measurement

Financial instruments are initially recognised at their fair value plus transaction costs directly attributable to the acquisition or issuance of the instruments. For financial instruments classified as fair value through profit and loss, transaction costs are expensed off.

Subsequent measurement

Financial instruments classified as held for trading and designated as fair value through profit and loss are measured at fair value with fair value changes recognised in the profit and loss account.

Available-for-sale assets are measured at fair value with fair value changes taken to the fair value reserve, and subsequently to the profit and loss account upon disposal or impairment of the assets.

All other financial instruments are measured at amortised cost using the effective interest method.

Interest earned/incurred and dividend received/receivable on all non-derivative financial instruments are recognised as interest income/expense and dividend income accordingly.

Fair value determination

Fair values of financial assets and financial liabilities with active markets are determined based on the market bid and ask prices respectively at the balance sheet date. For financial instruments with no active markets, fair values are established using valuation techniques such as making reference to recent arm's length transactions or other comparable financial instruments, discounted cash flow analysis and option pricing models.

(iii) Recognition and derecognition

Financial instruments are recognised when the Group becomes a party to the contractual provision of the instruments. All regular way purchases and sales of financial assets that require delivery within the period generally established by regulation or market convention are recognised on the settlement date.

Financial instruments are derecognised when the risks and rewards associated with the instruments are substantially transferred, cancelled or expired. On derecognition, the difference between the carrying amount of the instruments and the consideration received/paid, less the cumulative gain or loss that has been recognised in the equity are taken to the profit and loss account.

(iv) Impairment

Individual impairment

Financial assets, other than those measured at fair value through profit and loss account are subject to impairment review at each balance sheet date. Impairment loss is recognised when there is objective evidence such as significant financial difficulty of the issuer/obligor, prolonged decline in market prices and adverse economic indicators that the recoverable amount of an asset is below its carrying amount.

Financial assets that are individually significant are assessed individually. Those not individually significant are grouped together based on similar credit risks and assessed as a portfolio.

For financial assets carried at amortised costs, impairment loss is determined as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the original effective interest rate. The loss is recognised in the profit and loss account.

For available-for-sale assets, impairment loss is determined as the difference between the assets' cost and the current fair value, less any impairment loss previously recognised in the profit and loss account. The loss is transferred from the fair value reserve to the profit and loss account. For available-for-sale equity instruments, subsequent recovery of the impairment loss is written back to the fair value reserve.

Financial assets are written off when all avenues of recovery have been exhausted.

2. Summary of significant accounting policies (cont'd)

(g) **Financial assets and financial liabilities** (cont'd)

(iv) Impairment (cont'd)

Collective impairment

Collective impairment is made for estimated losses inherent in but not currently identifiable to the individual financial assets. The provision is made based on management's experience and judgement and taking into account country and portfolio risks. A minimum of 1% of credit exposure net of collaterals and individual impairment is maintained by the Group in accordance with the transitional provision set out in MAS Notice 612.

(h) **Financial derivatives**

Financial derivatives with positive and negative fair values are presented as assets and liabilities in the balance sheet respectively. Derivatives embedded in other financial instruments are accounted for separately as derivatives if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not carried at fair value through profit and loss.

(i) **Hedge accounting**

(i) Fair value hedge

Fair value changes of the hedging instrument are recognised in the profit and loss account. Fair value changes of the hedged item attributable to the hedged risk are taken to the profit and loss account with corresponding adjustment made to the carrying amount of the hedged item. The adjustment is amortised over the expected life of the hedged item when the hedge is terminated or no longer meet the hedge accounting criteria.

(ii) Hedge of net investment in a foreign operation

Fair value changes of the hedging instrument relating to the effective portion of the hedge are taken to the foreign currency translation reserve while those relating to the ineffective portion are recognised in the profit and loss account. The amount taken to the reserve is transferred to the profit and loss account upon disposal of the foreign operation.

(j) **Properties and other fixed assets**

Properties and other fixed assets are stated at cost less accumulated depreciation and provision for impairment.

Properties held for rental income and/or capital appreciation are classified as investment properties while those for office use as owner-occupied properties.

Computer software is recognised as intangible assets only if it is identifiable, probable of generating future economic benefits and its availability/accessibility is controlled by the Group.

Freehold land and leasehold land exceeding 99 years tenure are not depreciated. Other leasehold land is depreciated on a straight-line basis over the period of the lease. Buildings are depreciated on a straight-line basis over 50 years or the lease period, whichever is shorter. Other fixed assets are depreciated on a straight-line basis over 5 or 10 years.

The residual value, useful life and depreciation method of properties and other fixed assets are reviewed annually. Their carrying amounts are reviewed for impairment when events or changes in circumstances indicate that the amounts may not be recoverable.

(k) **Intangible assets**

(i) Goodwill

Goodwill in a business combination represents the excess of acquisition cost over net fair value of identifiable assets acquired and liabilities and contingent liabilities assumed. Where the net fair value exceeds the acquisition cost, the difference, being negative goodwill, is taken to the profit and loss account. After initial recognition, goodwill is measured at cost less accumulated impairment losses, if any.

Goodwill is reviewed for impairment annually or more frequently if the circumstances indicate that its carrying amount may be impaired. At the date of acquisition, goodwill is allocated to the cash-generating units ("CGU") expected to benefit from the synergies of the business combination. The Group's CGU correspond with the business segments reported in Note 42a. Where the recoverable amount of a CGU is below its carrying amount, the impairment loss is recognised in the profit and loss account.

2. **Summary of significant accounting policies** (cont'd)

(k) **Intangible assets** (cont'd)

(ii) Other intangible assets

Other intangible assets acquired are measured at cost on initial recognition. The cost of intangible assets acquired in a business combination is their fair values at the date of acquisition. Subsequent to initial recognition, intangible assets are carried at costs less accumulated amortisation and accumulated impairment losses, if any.

For intangible assets with finite useful lives, they are amortised on a straight-line basis over the estimated useful lives and assessed for impairment whenever there is an indication of impairment. The amortisation charges are recognised in the profit and loss account. The useful life and amortisation method are reviewed annually.

Intangible assets with indefinite useful lives are not amortised but reviewed for impairment annually or more frequently if the circumstances indicate that the carrying amount may be impaired.

(l) **Tax**

(i) Current tax

Current tax is measured at the amount expected to be recovered from or paid to the tax authorities. The tax rate and tax law applied are those that are enacted or substantively enacted by the balance sheet date.

(ii) Deferred tax

Deferred tax is provided using the liability method on all significant temporary differences between the tax bases and carrying amounts of assets and liabilities. Deferred tax is measured at the tax rate that is expected to apply to the year when the assets are realised or the liabilities are settled, based on the tax rate and tax law that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilised.

Deferred tax is not provided for goodwill, initial recognition of assets and liabilities that does not affect accounting tax, taxable profit or tax loss, and on investment in subsidiaries, associates and joint ventures where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are offset against deferred tax liabilities if a legally enforceable right to set off current tax assets against current tax liabilities exists and the deferred taxes relate to the same taxable entity and tax authority.

Deferred tax relating to items recognised directly in equity is taken to equity.

(m) **Provisions**

Provisions are recognised when the Group has a present legal or constructive obligation where as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the obligation can be made.

Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

(n) **Revenue recognition**

Interest income is recognised on a time proportion basis using the effective interest method.

Dividend income is recognised when the right to receive it is established.

Fee and commission income is recognised when services are rendered. Where the fee charged is in lieu of interest, such fee is amortised over the same period as the related interest income is recognised.

Rental income is recognised on a time proportion basis.

2. Summary of significant accounting policies (cont'd)

(o) Employee benefits

Base salaries, allowances, commissions, cash bonuses and defined contributions under regulations are recognised in the profit and loss account when incurred.

Employee leave entitlements are estimated based on contractual terms and expected attrition and provision is made up to the balance sheet date.

Cost of share-based compensation is expensed to the profit and loss account over the vesting period with corresponding increase in the capital reserve. The estimated number of grants to be ultimately vested and its financial impact are reviewed on the balance sheet date and adjustments made accordingly to reflect changes in the non-market conditions.

(p) Dividend payment

Dividends on ordinary shares are accounted for as an appropriation of retained profits. Interim dividends are recorded when declared payable while final dividends are recognised upon approval of equity holders.

(q) Repurchase and reverse repurchase agreements

Repurchase agreements ("Repo") are treated as collateralised borrowing and the amounts borrowed are reported as liabilities under deposits and balances of banks and agents and non-bank customers accordingly. The assets sold under Repo are classified as assets pledged in the balance sheet.

Reverse Repo are treated as collateralised lending and the amounts lent are reported as assets under placements and balances with banks and agents and loans to non-bank customers accordingly.

The difference between the amounts received and paid under Repo and reverse Repo are accounted for as interest expense and interest income respectively.

(r) Significant accounting estimates and judgements

The preparation of the financial statements requires certain estimates, assumptions and judgements to be made such as fair value determination for unquoted financial instruments, provision for impairment of assets, impairment review of goodwill, tax computation and provision for litigation claims. These estimates, assumptions and judgements would affect the financials disclosed and they are being assessed on an on-going basis based on past experience and future expectation that are believed to be reasonable in the circumstances.

3. Interest income

	The Group		**The Bank**	
	2007 $'000	2006 $'000	**2007 $'000**	2006 $'000
Loans to non-bank customers	**4,616,437**	4,078,092	**3,238,194**	2,849,158
Placements and balances with banks and agents	**1,525,781**	1,894,269	**1,307,757**	1,711,479
Government treasury bills and securities	**374,174**	305,645	**328,884**	259,404
Trading and investment securities	**854,234**	684,159	**786,418**	606,030
	7,370,626	6,962,165	**5,661,253**	5,426,071
Of which, interest income on:				
Impaired financial assets	**18,861**	32,778	**18,822**	31,893
Financial assets at fair value through profit and loss	**243,003**	420,811	**170,469**	353,800

4. Interest expense

	The Group		The Bank	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Deposits of non-bank customers	**2,549,172**	2,330,642	**1,879,546**	1,735,095
Deposits and balances of banks and agents and debts issued	**1,841,107**	1,921,187	**1,827,878**	1,884,920
	4,390,279	4,251,829	**3,707,424**	3,620,015
Of which, interest expense on financial liabilities at fair value through profit and loss	**29,711**	139,672	**29,711**	140,314

5. Dividend income

	The Group		The Bank	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Investment in subsidiaries				
Quoted	–	–	**25,590**	4,761
Unquoted	–	–	**296,487**	448,759
Investment in associates				
Quoted	–	–	**63,298**	34,599
Unquoted	–	–	**96,088**	39,594
Other investments				
Quoted *	**50,017**	322,114	**42,382**	232,580
Unquoted	**3,483**	5,568	**2,385**	3,240
	53,500	327,682	**526,230**	763,533

* *Special dividends of $206,772,000 and $283,539,000 were received by the Bank and the Group respectively from Overseas Union Enterprise Limited in 2006.*

6. Fee and commission income

	The Group		The Bank	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Credit card	**172,000**	138,183	**121,320**	96,002
Fund management	**358,364**	209,980	**5,387**	5,326
Futures broking	**33,712**	29,897	–	–
Investment-related	**208,745**	205,052	**153,974**	120,646
Loan-related	**202,435**	163,053	**166,093**	118,836
Service charges	**80,757**	67,822	**52,920**	43,107
Trade-related	**187,482**	164,247	**121,449**	110,608
Other	**34,258**	24,326	**21,739**	14,653
	1,277,753	1,002,560	**642,882**	509,178
Of which, fee and commission on financial assets and financial liabilities at fair value through profit and loss	**532**	4,534	**532**	4,534

7. Other operating income

	The Group		The Bank	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Net gain/(loss) from:				
Trading activities	**123,196**	146,341	**93,028**	110,720
Non-trading activities				
Financial instruments measured at fair value to profit and loss	**(93,832)**	7,123	**(110,354)**	(44,113)
Available-for-sale assets and other	**228,740**	102,912	**177,992**	96,908
Disposal of:				
Assets held for sale *	**-**	332,312	**-**	239,956
Investment properties	**11,672**	11,565	**10,708**	7,859
Fixed and other assets	**6,979**	14,918	**(335)**	(1,156)
Disposal/liquidation of subsidiaries/associates	**862**	10,864	**630**	-
Insurance income	**22,661**	19,644	**-**	-
Other	**183,682**	86,440	**161,669**	67,750
	483,960	732,119	**333,338**	477,924

* *Gain of $222,977,000 and $329,271,000 were registered by the Bank and the Group respectively from the divestment of Overseas Union Enterprise Limited and Hotel Negara Limited in 2006.*

8. Staff costs

	The Group		The Bank	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Salaries, bonus and allowances	**889,951**	738,430	**502,071**	402,642
Employer's contribution to defined contribution plans	**66,686**	54,756	**41,341**	34,379
Share-based payment	**3,424**	-	**2,648**	-
Other	**85,843**	73,811	**48,623**	45,548
	1,045,904	866,997	**594,683**	482,569
Of which, directors' remuneration	**18,706**	22,715	**9,085**	12,645

9. Other operating expenses

	The Group		The Bank	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Revenue-related	**507,820**	418,249	**252,614**	206,676
Occupancy-related	**169,768**	156,152	**120,027**	107,465
IT-related	**160,272**	159,702	**152,832**	157,915
Other	**134,639**	135,073	**67,869**	71,519
	972,499	869,176	**593,342**	543,575
Of which:				
Chairman/directors' fees	**4,153**	1,890	**2,921**	710
Depreciation of assets	**140,599**	141,782	**85,738**	86,994
Auditors' remuneration	**3,868**	3,497	**2,068**	1,772
Non-audit fees paid/payable to auditors	**451**	307	**432**	280
Expenses on investment properties	**29,947**	27,628	**18,609**	14,823

10. Impairment charges

Impairment charged/(credited) to the profit and loss accounts during the financial year are as follows:

	The Group		The Bank	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Individual impairment on:				
Loans *	**155,116**	142,447	**103,815**	19,094
Investment securities	**63,252**	52,089	**78,619**	41,623
Investment in subsidiaries/associates	**–**	–	**(4,703)**	9,279
Other *	**26,023**	(12,406)	**5,177**	(18,791)
Collective impairment	**–**	–	**(35,846)**	(20,290)
Provision for:				
Insurance funds	**53,000**	–	**–**	–
Contingent liabilities	**2,592**	(1,433)	**–**	–
	299,983	180,697	**147,062**	30,915

* *Include net bad debts written off/recovery.*

11. Tax

The tax charge to the profit and loss accounts comprises the following:

	The Group		The Bank	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
On profit of the financial year				
Current tax	**557,778**	527,157	**416,269**	395,150
Deferred tax	**(21,993)**	(5,065)	**(13,206)**	1,367
	535,785	522,092	**403,063**	396,517
(Over)/underprovision of tax in respect of prior financial years				
Current tax	**1,707**	784	**(978)**	1,964
Deferred tax	**(44)**	(3,409)	**1,235**	(1,085)
Effect of change in tax rate	**1,050**	–	**1**	–
Share of tax of associates	**34,842**	33,861	**–**	–
	573,340	553,328	**403,321**	397,396

11. Tax (cont'd)

The tax charge differs from the theoretical amount that would arise using the Singapore corporate tax rate due to the following:

	The Group		The Bank	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Operating profit after amortisation and impairment charges	**2,542,708**	2,907,508	**2,174,522**	2,539,473
Prima facie tax calculated at tax rate of 18% (2006: 20%)	**457,687**	581,502	**391,414**	507,895
Effect of:				
Income taxed at concessionary rates	**(26,079)**	(42,543)	**(23,969)**	(34,839)
Different tax rates in other countries	**139,068**	67,770	**47,340**	29,006
Losses of foreign operations not offset against taxable income of Singapore operations	**3,107**	4,380	**97**	230
Income not subject to tax	**(111,853)**	(151,971)	**(48,388)**	(134,907)
Expenses not deductible for tax	**78,819**	71,197	**38,567**	30,533
Deferred tax benefit on tax losses	**(4,964)**	(8,243)	**(1,998)**	(1,401)
Tax expense on profit of the financial year	**535,785**	522,092	**403,063**	396,517

12. Earnings per share

Basic and diluted earnings per share ("EPS") are determined as follows:

	The Group	
	2007	2006
Profit attributable to equity holders of the Bank ($'000)	**2,109,476**	2,570,488
Less: Dividends on subsidiary preference shares ($'000)	**41,666**	46,631
Adjusted profit ($'000)	**2,067,810**	2,523,857
Weighted average number of ordinary shares ('000)		
In issue	**1,519,506**	1,527,525
Adjustment for potential ordinary shares under share-based compensation plans (Note 40)	**1,219**	200
Diluted	**1,520,725**	1,527,725
EPS ($)		
Basic	**1.36**	1.65
Diluted	**1.36**	1.65

13. Share capital

(a)

	The Group and The Bank			
	2007		2006	
	Number of shares '000	**Amount $'000**	Number of shares '000	Amount $'000
Ordinary shares				
Balance at 1 January	**1,523,276**	**2,247,332**	1,537,843	1,537,843
Effect of Companies (Amendment) Act 2005	-	-	-	863,606
Transfer to capital reserves upon share buyback	-	-	(4,858)	(4,858)
Share buyback – cancelled	-	-	(11,210)	(167,645)
Issue of shares under share option scheme (Note 40a)	**484**	**6,434**	1,501	18,386
Balance at 31 December	**1,523,760**	**2,253,766**	1,523,276	2,247,332
Treasury shares				
Balance at 1 January	-	-	-	-
Share buyback – held in treasury	**(11,597)**	**(240,007)**	-	-
Balance at 31 December	**(11,597)**	**(240,007)**	-	-
Share capital	**1,512,163**	**2,013,759**	1,523,276	2,247,332
Ordinary shares held by associates of the Group	**17,632**		18,056	

(b) As at 31 December 2007 and 2006, the Bank has the following unissued non-cumulative non-convertible preference shares:

	Number of shares '000	**Liquidation preference per share '000**
Class A	20	US$100
Class B	200	S$10
Class C	40	EUR50

In relation to the issue of the SPV-A preference shares (Note 14), 5,000 Class A preference shares have been provisionally allotted to the holders of the SPV-A preference shares on a one for one basis. Upon the occurrence of certain events specified under MAS Notice 637 ("Substitution Event"), the SPV-A preference shares will be automatically redeemed through the substitution of the Class A preference shares.

(c) During the financial year, the Bank purchased 11,597,000 (2006: 16,068,000) UOB shares in the open market at an average price of $20.70 (2006: $14.92) per share, amounting to total cash consideration of $240,007,000 (2006: $239,703,000). These shares were held in treasury (2006: cancelled).

(d) During the financial year, the Bank issued 484,000 (2006: 1,501,000) ordinary shares to option holders who exercised their rights. All newly issued shares rank *pari passu* in all respects with the previously issued shares.

14. Subsidiary preference shares

	The Group			
	2007		2006	
	Number of shares '000	**Amount $'000**	Number of shares '000	Amount $'000
Non-cumulative non-convertible guaranteed SPV-A preference shares of US$0.01 each				
Authorised	**20**	*	20	*
Issued and fully paid	**5**	*	5	*
Share premium		**831,550**		831,550
		831,550		831,550

* *Less than $500.*

Subsidiary preference shares
The non-cumulative non-convertible guaranteed SPV-A preference shares of US$0.01 each with liquidation preference of US$100,000 per share were issued on 13 December 2005 by the Bank via its wholly-owned subsidiary, UOB Cayman I Limited. The entire proceeds were used by the subsidiary to subscribe for the US$0.5 billion subordinated note (Note 23b(v)) issued by the Bank.

Dividends on the shares are payable at the sole discretion of the Bank semi-annually at an annual rate of 5.796% of the liquidation preference from 15 March 2006 to and including 15 March 2016. After 15 March 2016, dividends are payable quarterly at a floating rate per annum equal to the three-month LIBOR plus 1.745%.

The shares are perpetual securities with no maturity date. They are redeemable in whole but not in part, (a) for cash at the discretion of the subsidiary on any dividend payment date on or after 15 March 2016 or (b) at the discretion of the Bank, for cash or for one Class A preference share per subsidiary preference share in the event of certain changes in the tax laws of Singapore or the Cayman Islands, or on any day after 13 December 2010 on the occurrence of certain events. Upon occurrence of the Substitution Event (Note 13b), the SPV-A shares will be automatically redeemed. Any redemption is subject to the approval of MAS and certain other conditions.

Subordinated guarantee
The shares are guaranteed by the Bank on a subordinated basis in respect of dividends and redemption payments. In the event any dividend or guaranteed payment with respect to the shares is not paid in full, the Bank and its subsidiaries (other than those carrying on banking business) that have outstanding preference shares or other similar obligations that constitute tier 1 capital of the Group on an unconsolidated basis are estopped from declaring and paying any dividend or other distributions in respect of their ordinary shares or any other security or obligation of the Group ranking *pari passu* with or junior to the subordinated guarantee.

15. Capital reserves

(a)

	Share premium $'000	Merger reserve $'000	Foreign currency translation reserve $'000	Fair value reserve $'000	Share-based payment reserve $'000	Other $'000	Total $'000
The Group							
2007							
Balance at 1 January	**–**	**3,314,987**	**(149,054)**	**601,504**	**2,140**	**198,991**	**3,968,568**
Currency translation adjustments	**–**	**–**	**(19,762)**	**(6,555)**	**–**	**–**	**(26,317)**
Available-for-sale reserve							
Net change in fair value	**–**	**–**	**–**	**9,581**	**–**	**–**	**9,581**
Transferred to profit and loss account on disposal/ impairment	**–**	**–**	**–**	**(145,579)**	**–**	**–**	**(145,579)**
Share-based payment	**–**	**–**	**–**	**–**	**3,424**	**–**	**3,424**
Transfer to retained profits	**–**	**(48,243)**	**–**	**–**	**–**	**(47,726)**	**(95,969)**
Balance at 31 December	**–**	**3,266,744**	**(168,816)**	**458,951**	**5,564**	**151,265**	**3,713,708**
2006							
Balance at 1 January	820,943	3,412,492	(137,917)	94,175	2,140	168,092	4,359,925
Currency translation adjustments	–	–	(11,137)	266	–	–	(10,871)
Effect of Companies (Amendment) Act 2005	(822,331)	–	–	–	–	(41,275)	(863,606)
Available-for-sale reserve							
Net change in fair value	–	–	–	533,953	–	–	533,953
Transferred to profit and loss account on disposal/ impairment	–	–	–	(26,890)	–	–	(26,890)
Transfer from share capital upon share buyback prior to enactment of Companies (Amendment) Act 2005	–	–	–	–	–	4,858	4,858
Issue of shares under share option scheme prior to enactment of Companies (Amendment) Act 2005	1,388	–	–	–	–	–	1,388
Transfer (to)/from retained profits	–	(97,505)	–	–	–	67,316	(30,189)
Balance at 31 December	–	3,314,987	(149,054)	601,504	2,140	198,991	3,968,568

15. Capital reserves (cont'd)

(a) (cont'd)

	Share premium $'000	Merger reserve $'000	Foreign currency translation reserve $'000	Fair value reserve $'000	Share-based payment reserve $'000	Other $'000	Total $'000
The Bank							
2007							
Balance at 1 January	**–**	**3,314,987**	**(27,811)**	**528,537**	**2,140**	**–**	**3,817,853**
Currency translation adjustments	**–**	**–**	**(3,210)**	**97**	**–**	**–**	**(3,113)**
Available-for-sale reserve							
Net change in fair value	**–**	**–**	**–**	**(30,609)**	**–**	**–**	**(30,609)**
Transferred to profit and loss account on disposal/ impairment	**–**	**–**	**–**	**(142,615)**	**–**	**–**	**(142,615)**
Share-based payment	**–**	**–**	**–**	**–**	**3,424**	**–**	**3,424**
Transfer to retained profits	**–**	**(48,243)**	**–**	**–**	**–**	**–**	**(48,243)**
Balance at 31 December	**–**	**3,266,744**	**(31,021)**	**355,410**	**5,564**	**–**	**3,596,697**
2006							
Balance at 1 January	820,943	3,412,492	(22,518)	141,336	2,140	36,417	4,390,810
Currency translation adjustments	–	–	(5,293)	4	–	–	(5,289)
Effect of Companies (Amendment) Act 2005	(822,331)	–	–	–	–	(41,275)	(863,606)
Available-for-sale reserve							
Net change in fair value	–	–	–	418,581	–	–	418,581
Transferred to profit and loss account on disposal/ impairment	–	–	–	(31,384)	–	–	(31,384)
Transfer from share capital upon share buyback prior to enactment of Companies (Amendment) Act 2005	–	–	–	–	–	4,858	4,858
Issue of shares under share option scheme prior to enactment of Companies (Amendment) Act 2005	1,388	–	–	–	–	–	1,388
Transfer to retained profits	–	(97,505)	–	–	–	–	(97,505)
Balance at 31 December	–	3,314,987	(27,811)	528,537	2,140	–	3,817,853

15. Capital reserves (cont'd)

(b) The merger reserve represents the premium on shares issued in connection with the acquisition of Overseas Union Bank Limited ("OUB"). On receipt of dividends paid out of OUB Group's pre-acquisition profits, an amount equal to the dividends received is transferred from the reserve to retained profits.

The foreign currency translation reserve relates to currency translation differences arising from the use of year-end exchange rates versus historical rates in translating the net assets of foreign operations.

The fair value reserve represents the cumulative fair value changes on outstanding available-for-sale assets.

The share-based payment reserve reflects the Bank's and the Group's liabilities under the share-based compensation plans.

Other reserves include amounts transferred from retained profits pertaining to gains on sale of investments by certain subsidiaries in accordance with their memorandums and articles of association, as well as arising from bonus shares issued by subsidiaries.

16. Statutory reserves

	The Group		**The Bank**	
	2007 $'000	2006 $'000	**2007 $'000**	2006 $'000
Balance at 1 January	**3,130,136**	3,019,865	**2,752,922**	2,645,722
Transfer from retained profits	**1,473**	110,271	**-**	107,200
Balance at 31 December	**3,131,609**	3,130,136	**2,752,922**	2,752,922

The statutory reserves are maintained in accordance with the provisions of applicable laws and regulations. These reserves are non-distributable unless otherwise approved by the relevant authorities.

Under the Banking (Reserve Fund) (Transitional Provision) Regulations 2007 which came into effect on 11 June 2007, banks in Singapore may distribute or utilise their statutory reserves provided that the amount distributed or utilised for each financial year does not exceed 20% of the reserves as at 30 March 2007.

17. Revenue reserves

(a)

	General reserve $'000	Retained profits $'000	Total $'000
The Group			
2007			
Balance at 1 January	**1,906,167**	**4,450,116**	**6,356,283**
Profit for the financial year attributable to equity holders of the Bank	–	**2,109,476**	**2,109,476**
Transfer to general reserve	**303,125**	**(303,125)**	–
Transfer to statutory reserves	–	**(1,473)**	**(1,473)**
Transfer from capital reserves	–	**95,969**	**95,969**
Transfer to share of reserves of associates	–	**(4,864)**	**(4,864)**
Dividends			
Ordinary shares			
Final dividend of 50 cents per share net of tax at 18% paid in respect of financial year ended 31 December 2006	–	**(624,710)**	**(624,710)**
Special dividend of 10 cents per share net of tax at 18% paid in respect of financial year ended 31 December 2006	–	**(124,942)**	**(124,942)**
Interim dividend of 20 cents per share net of tax at 18% paid in respect of financial year ended 31 December 2007	–	**(248,940)**	**(248,940)**
Special dividend of 15 cents per share net of tax at 18% paid in respect of financial year ended 31 December 2007	–	**(186,705)**	**(186,705)**
Subsidiary preference shares			
Semi-annual dividends at 5.796% per annum for the financial year ended 31 December 2007	–	**(41,666)**	**(41,666)**
	–	**(1,226,963)**	**(1,226,963)**
Balance at 31 December	**2,209,292**	**5,119,136**	**7,328,428**
2006			
Balance at 1 January	1,710,760	3,252,177	4,962,937
Profit for the financial year attributable to equity holders of the Bank	–	2,570,488	2,570,488
Transfer to general reserve	195,407	(195,407)	–
Transfer to statutory reserves	–	(110,271)	(110,271)
Transfer from capital reserves	–	30,189	30,189
Share buyback – cancelled	–	(72,058)	(72,058)
Dividends			
Ordinary shares			
Final dividend of 40 cents per share net of tax at 20% paid in respect of financial year ended 31 December 2005	–	(490,971)	(490,971)
Interim dividend of 20 cents per share net of tax at 20% paid in respect of financial year ended 31 December 2006	–	(243,700)	(243,700)
Special dividend of 20 cents per share net of tax at 20% paid in respect of financial year ended 31 December 2006	–	(243,700)	(243,700)
Subsidiary preference shares			
Semi-annual dividends at 5.796% per annum for the financial year ended 31 December 2006	–	(46,631)	(46,631)
	–	(1,025,002)	(1,025,002)
Balance at 31 December	1,906,167	4,450,116	6,356,283

17. Revenue reserves (cont'd)

(a) (cont'd)

	General reserve $'000	Retained profits $'000	Total $'000
The Bank			
2007			
Balance at 1 January	**1,430,499**	**3,558,848**	**4,989,347**
Profit for the financial year attributable to equity holders of the Bank	**–**	**1,771,201**	**1,771,201**
Transfer to general reserve	**300,000**	**(300,000)**	**–**
Transfer from merger reserve	**–**	**48,243**	**48,243**
Dividends			
Final dividend of 50 cents per share net of tax at 18% paid in respect of financial year ended 31 December 2006	**–**	**(624,710)**	**(624,710)**
Special dividend of 10 cents per share net of tax at 18% paid in respect of financial year ended 31 December 2006	**–**	**(124,942)**	**(124,942)**
Interim dividend of 20 cents per share net of tax at 18% paid in respect of financial year ended 31 December 2007	**–**	**(248,940)**	**(248,940)**
Special dividend of 15 cents per share net of tax at 18% paid in respect of financial year ended 31 December 2007	**–**	**(186,705)**	**(186,705)**
	–	**(1,185,297)**	**(1,185,297)**
Balance at 31 December	**1,730,499**	**3,892,995**	**5,623,494**
2006			
Balance at 1 January	1,237,699	2,669,695	3,907,394
Profit for the financial year attributable to equity holders of the Bank	–	2,142,077	2,142,077
Transfer to general reserve	192,800	(192,800)	–
Transfer to statutory reserves	–	(107,200)	(107,200)
Transfer from merger reserve	–	97,505	97,505
Share buyback – cancelled	–	(72,058)	(72,058)
Dividends			
Final dividend of 40 cents per share net of tax at 20% paid in respect of financial year ended 31 December 2005	–	(490,971)	(490,971)
Interim dividend of 20 cents per share net of tax at 20% paid in respect of financial year ended 31 December 2006	–	(243,700)	(243,700)
Special dividend of 20 cents per share net of tax at 20% paid in respect of financial year ended 31 December 2006	–	(243,700)	(243,700)
	–	(978,371)	(978,371)
Balance at 31 December	1,430,499	3,558,848	4,989,347

(b) In each financial year, a certain amount of retained profits is transferred to general reserve. The general reserve has not been earmarked for any specific purpose.

(c) The retained profits are distributable reserves except for an amount of $421,876,000 (2006: $398,203,000), being the Group's share of revenue reserves of associates which is distributable only upon realisation by way of dividend from or disposal of investment in the associates.

(d) In respect of the financial year ended 31 December 2007, the directors have proposed a final one-tier tax exempt dividend of 45 cents per ordinary share amounting to $680,473,000. The proposed dividend will be accounted for as an appropriation of retained profits for the financial year ending 31 December 2008 upon approval of the equity holders of the Bank.

18. Share of reserves of associates

	The Group	
	2007	2006
	$'000	$'000
Balance at 1 January	**256,765**	216,542
Movements in other reserves of associates	**48,031**	40,223
Transfer from retained profits on liquidation of associates	**4,864**	–
Balance at 31 December	**309,660**	256,765

The balance comprises the Group's share of associates' post-acquisition revenue reserves at 1 January 1998 and other reserves, adjusted for goodwill arising from acquisition of associates prior to 1 January 2001. These reserves are non-distributable until they are realised by way of dividend from or disposal of investment in the associates. In the year of realisation, revaluation reserves previously brought into the Group without going through the consolidated profit and loss account are recognised in the consolidated profit and loss account. In all other cases, they are transferred to other reserves as appropriate.

The Group's share of profit of associates is included in the revenue reserves with effect from 1 January 1998.

19. Classification of financial assets and financial liabilities

(a)

	Held for trading $'000	Designated as fair value through profit and loss $'000	Available-for-sale $'000	Loans and receivables/ amortised cost $'000	Held-to-maturity $'000	Total $'000
The Group						
2007						
Cash, balances and placements with central banks	154,492	–	1,363,251	16,149,059	–	17,666,802
Singapore Government treasury bills and securities	234,157	–	8,571,923	–	–	8,806,080
Other government treasury bills and securities	1,043,940	31,437	2,406,186	–	–	3,481,563
Trading securities	409,866	–	–	–	–	409,866
Placements and balances with banks and agents	113,403	–	2,983,310	9,846,154	–	12,942,867
Loans to non-bank customers	–	38,994	5,997	92,623,618	–	92,668,609
Derivative financial assets	5,068,467	–	–	–	–	5,068,467
Assets pledged	321,162	–	2,325,652	–	–	2,646,814
Investment securities						
Debt	–	2,796,692	12,642,570	978,989	79,602	16,497,853
Equity	–	–	2,864,218	–	–	2,864,218
Other assets	–	–	56,150	3,455,302	–	3,511,452
Total financial assets	7,345,487	2,867,123	33,219,257	123,053,122	79,602	166,564,591
Non-financial assets						8,385,700
Total assets						174,950,291
Deposits and balances of banks and agents, non-bank customers and subsidiaries	538,031	1,235,242	–	137,285,443	–	139,058,716
Bills and drafts payable	–	–	–	1,823,639	–	1,823,639
Derivative financial liabilities	5,163,279	–	–	–	–	5,163,279
Other liabilities	255,198	–	–	3,462,066	–	3,717,264
Debts issued	–	120,358	–	6,545,940	–	6,666,298
Total financial liabilities	5,956,508	1,355,600	–	149,117,088	–	156,429,196
Non-financial liabilities						794,769
Total liabilities						157,223,965

19. Classification of financial assets and financial liabilities (cont'd)

(a) (cont'd)

	Held for trading $'000	Designated as fair value through profit and loss $'000	Available-for-sale $'000	Loans and receivables/ amortised cost $'000	Held-to-maturity $'000	Total $'000
The Group						
2006						
Cash, balances and placements with central banks	61,364	–	1,134,827	15,105,164	–	16,301,355
Singapore Government treasury bills and securities	201,186	–	6,870,426	–	–	7,071,612
Other government treasury bills and securities	695,596	34,743	1,549,308	–	77,353	2,357,000
Trading securities	483,500	–	–	–	–	483,500
Placements and balances with banks and agents	323,230	–	3,567,526	17,862,352	–	21,753,108
Loans to non-bank customers	143,846	100,521	–	76,630,218	–	76,874,585
Derivative financial assets	3,911,064	–	–	–	–	3,911,064
Assets pledged	119,020	–	3,220,872	–	–	3,339,892
Investment securities						
Debt	–	5,296,124	9,408,594	740,160	97,467	15,542,345
Equity	–	53,540	2,011,009	–	–	2,064,549
Other assets	–	–	75,163	3,349,368	–	3,424,531
Total financial assets	5,938,806	5,484,928	27,837,725	113,687,262	174,820	153,123,541
Non-financial assets						8,188,136
Total assets						161,311,677
Deposits and balances of banks and agents, non-bank customers and subsidiaries	750,895	1,458,320	–	126,791,048	–	129,000,263
Bills and drafts payable	–	–	–	388,262	–	388,262
Derivative financial liabilities	3,912,065	–	–	–	–	3,912,065
Other liabilities	–	–	–	3,401,838	–	3,401,838
Debts issued	–	82,135	–	6,513,929	–	6,596,064
Total financial liabilities	4,662,960	1,540,455	–	137,095,077	–	143,298,492
Non-financial liabilities						837,244
Total liabilities						144,135,736

19. Classification of financial assets and financial liabilities (cont'd)

(a) (cont'd)

	Held for trading $'000	Designated as fair value through profit and loss $'000	Available-for-sale $'000	Loans and receivables/ amortised cost $'000	Total $'000
The Bank					
2007					
Cash, balances and placements with central banks	85,939	–	853,844	14,035,907	14,975,690
Singapore Government treasury bills and securities	225,748	–	8,497,832	–	8,723,580
Other government treasury bills and securities	244,483	31,437	1,602,198	–	1,878,118
Trading securities	110,251	–	–	–	110,251
Placements and balances with banks and agents	89,686	–	1,989,391	8,877,221	10,956,298
Loans to non-bank customers	–	38,994	5,997	71,948,872	71,993,863
Placements with and advances to subsidiaries	–	–	–	645,575	645,575
Derivative financial assets	4,962,030	–	–	–	4,962,030
Assets pledged	321,162	–	2,325,652	–	2,646,814
Investment securities					
Debt	–	2,796,692	12,058,872	978,989	15,834,553
Equity	–	–	2,316,195	–	2,316,195
Other assets	–	–	50,642	2,480,790	2,531,432
Total financial assets	6,039,299	2,867,123	29,700,623	98,967,354	137,574,399
Non-financial assets					8,963,842
Total assets					**146,538,241**
Deposits and balances of banks and agents, non-bank customers and subsidiaries	538,031	1,235,242	–	116,728,381	118,501,654
Bills and drafts payable	–	–	–	372,164	372,164
Derivative financial liabilities	4,966,890	–	–	–	4,966,890
Other liabilities	255,198	–	–	1,160,998	1,416,196
Debts issued	–	120,358	–	6,544,678	6,665,036
Total financial liabilities	5,760,119	1,355,600	–	124,806,221	131,921,940
Non-financial liabilities					629,429
Total liabilities					**132,551,369**

19. Classification of financial assets and financial liabilities (cont'd)

(a) (cont'd)

	Held for trading $'000	Designated as fair value through profit and loss $'000	Available-for-sale $'000	Loans and receivables/ amortised cost $'000	Total $'000
The Bank					
2006					
Cash, balances and placements with central banks	61,364	–	652,420	12,610,138	13,323,922
Singapore Government treasury bills and securities	191,898	–	6,790,327	–	6,982,225
Other government treasury bills and securities	247,202	34,743	1,400,079	–	1,682,024
Trading securities	106,273	–	–	–	106,273
Placements and balances with banks and agents	267,317	–	2,449,292	17,484,005	20,200,614
Loans to non-bank customers	143,846	100,520	–	58,841,455	59,085,821
Placements with and advances to subsidiaries	–	–	–	659,777	659,777
Derivative financial assets	3,826,478	–	–	–	3,826,478
Assets pledged	119,020	–	3,220,872	–	3,339,892
Investment securities					
Debt	–	4,501,681	9,090,400	739,877	14,331,958
Equity	–	–	1,549,126	–	1,549,126
Other assets	–	–	70,152	2,236,966	2,307,118
Total financial assets	4,963,398	4,636,944	25,222,668	92,572,218	127,395,228
Non-financial assets					8,696,827
Total assets					136,092,055
Deposits and balances of banks and agents, non-bank customers and subsidiaries	750,895	1,458,320	–	108,001,381	110,210,596
Bills and drafts payable	–	–	–	150,055	150,055
Derivative financial liabilities	3,773,518	–	–	–	3,773,518
Other liabilities	–	–	–	1,050,803	1,050,803
Debts issued	–	82,135	–	6,316,734	6,398,869
Total financial liabilities	4,524,413	1,540,455	–	115,518,973	121,583,841
Non-financial liabilities					700,760
Total liabilities					122,284,601

19. Classification of financial assets and financial liabilities (cont'd)

(b) Certain financial derivatives were designated as hedging instruments for fair value hedges as set out in Note 37a.

(c) For the financial instruments designated as fair value through profit and loss, the amount receivable/payable at maturity are as follows:

	The Group		The Bank	
	2007 $'000	2006 $'000	**2007 $'000**	2006 $'000
Financial assets				
Other government treasury bills and securities	**28,755**	30,649	**28,755**	30,649
Loans to non-bank customers	**36,007**	94,767	**36,007**	94,767
Investment debt securities	**2,869,261**	5,266,025	**2,869,261**	4,481,037
	2,934,023	5,391,441	**2,934,023**	4,606,453
Financial liabilities				
Deposits and balances of banks and agents, non-bank customers and subsidiaries	**1,262,673**	1,537,781	**1,262,673**	1,537,781
Debts issued	**134,609**	95,230	**134,609**	95,230
	1,397,282	1,633,011	**1,397,282**	1,633,011

(d) For the financial instruments not measured at fair value, their fair values were assessed to be not materially different from their carrying amounts except for the following items:

	The Group		The Bank	
	Carrying amount $'000	**Fair value $'000**	**Carrying amount $'000**	**Fair value $'000**
2007				
Investment securities	**1,058,591**	**992,234**	**978,989**	**912,632**
Debts issued	**6,545,940**	**6,420,298**	**6,544,678**	**6,408,829**
2006				
Investment securities	837,627	831,894	739,877	734,144
Debts issued	6,513,929	6,673,108	6,316,734	6,477,871

Fair values of the financial instruments not measured at fair value are assessed as follows:

- For cash, balances and placements with and deposits of central banks, banks and subsidiaries, deposits of non-bank customers with short-term maturity or no stated maturity, as well as interest and other short-term receivables and payables, fair values are expected to approximate the carrying amounts due to the short tenors or on demand feature.
- For loans to and deposits of non-bank customers and non-subordinated debts issued, fair values are estimated using discounted cash flows based on market rates or independent broker quotes.
- For investment securities, fair values are estimated by reference to the net asset backing of the investees or independent broker quotes.
- For subordinated notes issued, fair values are determined based on quoted market prices.

(e) Credit exposures of the Bank and the Group approximate the carrying amounts of the assets at the balance sheet date.

20. Deposits and balances of banks and agents, non-bank customers and subsidiaries

(a) Total deposits analysed by remaining maturity

	The Group		The Bank	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Within 1 year	**135,332,214**	125,029,929	**115,339,979**	106,959,000
Over 1 year but within 3 years	**1,564,073**	1,733,696	**1,102,034**	1,314,407
Over 3 years but within 5 years	**1,706,557**	1,566,389	**1,627,463**	1,320,144
Over 5 years	**455,872**	670,249	**432,178**	617,045
	139,058,716	129,000,263	**118,501,654**	110,210,596

(b) Deposits of non-bank customers analysed by deposit type

	The Group		The Bank	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Fixed deposits	**68,738,200**	61,933,397	**55,670,076**	50,231,833
Savings deposits	**19,043,597**	15,838,702	**14,746,025**	11,801,282
Current accounts	**15,368,669**	14,379,672	**12,812,916**	12,272,312
Other	**3,817,014**	3,399,944	**1,083,066**	998,821
	106,967,480	95,551,715	**84,312,083**	75,304,248

21. Other liabilities

	The Group		The Bank	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Accrued interest payable	**595,168**	632,636	**457,244**	512,977
Accrued operating expenses	**472,240**	316,078	**227,981**	151,021
Sundry creditors	**2,221,979**	2,237,995	**509,002**	200,498
Other	**463,455**	266,157	**228,955**	210,630
	3,752,842	3,452,866	**1,423,182**	1,075,126

22. Deferred tax

Deferred tax comprises the following:

	The Group		The Bank	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Deferred tax liabilities on:				
Accelerated tax depreciation	**44,067**	51,887	**34,469**	45,732
Available-for-sale assets	**131,860**	128,662	**94,465**	123,075
Fair value of depreciable assets acquired in business combination	**51,198**	61,368	**35,495**	44,007
Other	**13,105**	13,863	**10,476**	8,945
	240,230	255,780	**174,905**	221,759
Amount offset against deferred tax assets	**(104,937)**	(101,405)	**(92,089)**	(98,639)
	135,293	154,375	**82,816**	123,120
Deferred tax assets on:				
Non-tax deductible collective impairment	**119,091**	118,313	**75,748**	84,165
Other	**62,242**	58,496	**30,744**	28,080
	181,333	176,809	**106,492**	112,245
Amount offset against deferred tax liabilities	**(104,937)**	(101,405)	**(92,089)**	(98,639)
	76,396	75,404	**14,403**	13,606
Net deferred tax liabilities	**58,897**	78,971	**68,413**	109,514

Movements in the deferred tax during the financial year are as follows:

	The Group		The Bank	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Balance at 1 January	**78,971**	4,298	**109,514**	25,196
Effect on change in tax rate	**(12,058)**	–	**(12,307)**	–
Currency translation adjustments	**(2,357)**	(1,698)	**529**	178
Charge/(credit) to profit and loss account	**(22,037)**	(8,474)	**(11,971)**	282
Charge/(credit) to equity	**16,378**	84,845	**(17,352)**	83,858
Balance at 31 December	**58,897**	78,971	**68,413**	109,514

The Group has not recognised the deferred tax asset in respect of tax losses of $320,010,000 (2006: $364,624,000) which can be carried forward to offset against future taxable income, subject to meeting certain statutory requirements of the relevant tax authorities. These tax losses have no expiry date except for an amount of $51,071,000 (2006: $200,006,000) which will expire between the years 2008 and 2027 (2006: 2007 and 2026).

23. Debts issued

(a)

	The Group		The Bank	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Subordinated notes				
S$1.3 billion 4.95% subordinated notes due 2016 callable with step-up in 2011	**1,300,000**	1,300,000	**1,300,000**	1,300,000
S$1 billion 4.100% subordinated notes due 2019 callable with step-up in 2014	**998,370**	998,125	**998,370**	998,125
US$1 billion 4.50% subordinated notes due 2013	**1,437,434**	1,532,052	**1,437,434**	1,532,052
US$1 billion 5.375% subordinated notes due 2019 callable with step-up in 2014	**1,437,071**	1,531,617	**1,437,071**	1,531,617
US$0.5 billion 5.796% subordinated note	**–**	–	**718,875**	766,225
IDR300 billion 13.25% subordinated bonds due 2014	**45,552**	50,550	**–**	–
Unamortised expenses relating to issue of subordinated notes	**(8,877)**	(10,579)	**(8,877)**	(10,579)
Total, at amortised cost	**5,209,550**	5,401,765	**5,882,873**	6,117,440
Fair value hedge adjustments	**32,068**	(140,654)	**32,068**	(140,654)
	5,241,618	5,261,111	**5,914,941**	5,976,786
Asset-backed commercial papers ("ABCP")				
S$ ABCP, at amortised cost	**–**	507,500	**–**	–
US$ ABCP, at amortised cost	**–**	295,380	**–**	–
	–	802,880	**–**	–
Other				
Credit-linked notes, at amortised cost	**–**	15,325	**–**	15,325
Interest rate-linked notes, at amortised cost	**74,733**	92,360	**74,733**	92,360
Equity-linked notes				
At amortised cost	**643,169**	232,263	**555,004**	232,263
Designated as fair value through profit and loss	**120,358**	82,135	**120,358**	82,135
Other structured notes, at amortised cost	**586,420**	109,990	**–**	–
	1,424,680	532,073	**750,095**	422,083
Total debts issued	**6,666,298**	6,596,064	**6,665,036**	6,398,869

(b) **Subordinated notes**

(i) The S$1.3 billion 4.95% subordinated notes were issued by the Bank at par on 30 August 2001 and mature on 30 September 2016. The notes may be redeemed at par at the option of the Bank, in whole but not in part, on 30 September 2011 or at any interest payment date in the event of certain changes in the tax laws of Singapore, subject to the prior approval of MAS and certain other conditions. Interest is payable semi-annually at 4.95% per annum up to and including 29 September 2011. From and including 30 September 2011, interest is payable semi-annually at a fixed rate per annum equal to the five-year Singapore Dollar Interest Rate Swap (Offer Rate) as at 30 September 2011 plus 2.25%.

(ii) The S$1 billion 4.100% subordinated notes were issued by the Bank at 99.755% on 24 August 2004 and mature on 3 September 2019. The notes may be redeemed at par at the option of the Bank, in whole but not in part, on 3 September 2014 or at any interest payment date in the event of certain changes in the tax laws of Singapore, subject to the prior approval of MAS and certain other conditions. Interest is payable semi-annually at 4.100% per annum beginning 3 March 2005. From and including 3 September 2014, interest is payable semi-annually at a fixed rate per annum equal to the five-year Singapore Dollar Interest Rate Swap (Offer Rate) plus 1.680%.

23. Debts issued (cont'd)

(b) Subordinated notes (cont'd)

(iii) The US$1 billion 4.50% subordinated notes were issued by the Bank at 99.96% on 30 June 2003 and mature on 2 July 2013. The notes may be redeemed at par at the option of the Bank, in whole, on notice, in the event of certain changes in the tax laws of Singapore, subject to the approval of MAS and certain other conditions. Interest is payable semi-annually at 4.50% per annum beginning 2 January 2004.

(iv) The US$1 billion 5.375% subordinated notes were issued by the Bank at 99.929% on 24 August 2004 and mature on 3 September 2019. The notes may be redeemed at par at the option of the Bank, in whole but not in part, on 3 September 2014 or at any interest payment date in the event of certain changes in the tax laws of Singapore, subject to the prior approval of MAS and certain other conditions. Interest is payable semi-annually at 5.375% per annum beginning 3 March 2005. From and including 3 September 2014, interest is payable semi-annually at a floating rate per annum equal to the six-month LIBOR plus 1.666%.

(v) The US$0.5 billion 5.796% subordinated note was issued by the Bank at par to UOB Cayman I Limited on 13 December 2005. It matures on 12 December 2055 which s subject to extension. The note may be redeemed, in whole but not in part, at the option of the Bank, on 15 March 2016 or any interest payment date thereafter, subject to the prior approval of MAS and certain other conditions. Interest is payable semi-annually at 5.796% per annum beginning 15 March 2006. After 15 March 2016, interest is payable quarterly at a floating rate per annum equal to the three-month LIBOR plus 1.745%.

The S$ and US$ subordinated notes issued by the Bank are unsecured obligations with the US$0.5 billion subordinated note ranking junior to all other S$ and US$ subordinated notes. All other liabilities of the Bank outstanding at the balance sheet date rank senior to all the S$ and US$ subordinated notes. Except for the US$0.5 billion subordinated note, the S$ and US$ subordinated notes qualify for upper tier 2 capital.

(vi) The IDR300 billion 13.25% subordinated bonds were issued by PT Bank UOB Buana Tbk. ("UOB Buana") on 14 July 2004 and mature on 14 July 2014. The bonds may be redeemed at par at the option of UOB Buana on the fifth anniversary from issuance date with the approval of Bank Indonesia. The bonds may also be purchased and held by UOB Buana for future trading after its first anniversary date. Interest is payable quarterly at 13.25% per annum until its fifth anniversary from the issuance date and at 22.05% per annum from the sixth year until the maturity.

(c) Asset-backed commercial papers ("ABCP")

The ABCP were issued in relation to a $1 billion ABCP programme carried out by Archer 1 Limited, a SPE. The ABCP had maturity of less than 1 year and were secured by a first floating charge on all assets of the SPE. As at 31 December 2007, all ABCP were fully redeemed and business of the SPE wound down.

(d) Other

(i) The credit-linked notes, with embedded credit default swaps, were issued at par with maturity on 15 February 2008. The notes were fully redeemed on 12 February 2007.

(ii) The interest rate-linked notes, with embedded interest rate derivatives, were issued at par with maturity ranging from 3 January 2008 to 6 November 2015. The periodic payouts and redemptions of the notes are linked to the interest rate indices.

(iii) The equity-linked notes, with embedded equity derivatives, were issued by the Bank and United Overseas Bank (Thai) Public Company Limited ("UOBT") at par with maturity ranging from 3 January 2008 to 20 January 2015. The periodic payments and payouts of the notes at maturity are linked to the closing value of certain underlying equities listed on various stock exchanges or the closing value of certain underlying equity indices.

(iv) The other structured notes were issued by UOBT at par with maturity ranging from 1 January 2008 to 26 December 2008 and they are not secured. Interest rates of the notes range from 1.30% to 3.25% (2006: 2.50% to 5.38%) per annum.

24. Trading securities

	The Group		The Bank	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Quoted securities				
Debt	**57,939**	73,589	**–**	–
Equity	**137,435**	166,550	**110,251**	106,273
Unquoted securities				
Debt	**181,869**	207,644	**–**	–
Marketable unit trusts	**32,623**	35,717	**–**	–
	409,866	483,500	**110,251**	106,273

25. Placements and balances with banks and agents

	The Group		The Bank	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Within 1 year	**14,827,771**	24,066,547	**12,903,323**	22,573,140
Over 1 year but within 3 years	**285,677**	269,476	**223,649**	221,257
Over 3 years but within 5 years	**93,438**	184,540	**93,345**	184,405
Over 5 years	**–**	10,733	**–**	–
	15,206,886	24,531,296	**13,220,317**	22,978,802
Less: Amount sold under Repo	**(2,264,019)**	(2,778,188)	**(2,264,019)**	(2,778,188)
	12,942,867	21,753,108	**10,956,298**	20,200,614

26. Loans to non-bank customers

(a)

	The Group		The Bank	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Loans to non-bank customers (gross)	**94,582,936**	79,379,964	**73,229,784**	60,579,104
Individual impairment	**(644,709)**	(1,234,652)	**(214,860)**	(436,093)
Collective impairment	**(1,269,618)**	(1,270,727)	**(1,021,061)**	(1,057,190)
Loans to non-bank customers (net)	**92,668,609**	76,874,585	**71,993,863**	59,085,821
Comprising:				
Trade bills	**2,625,803**	2,351,628	**546,247**	661,505
Advances to customers	**90,042,806**	74,522,957	**71,447,616**	58,424,316
	92,668,609	76,874,585	**71,993,863**	59,085,821

(b) Gross loans to non-bank customers analysed by remaining maturity

	The Group		The Bank	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Within 1 year	**38,498,619**	35,095,527	**28,031,462**	25,632,574
Over 1 year but within 3 years	**13,763,912**	10,215,075	**12,060,499**	8,707,510
Over 3 years but within 5 years	**14,324,262**	9,490,494	**12,789,542**	8,167,614
Over 5 years	**27,996,143**	24,578,868	**20,348,281**	18,071,406
	94,582,936	79,379,964	**73,229,784**	60,579,104

26. Loans to non-bank customers (cont'd)

(c) Gross loans to non-bank customers analysed by industry

	The Group		The Bank	
	2007 $'000	2006 $'000	**2007 $'000**	2006 $'000
Transport, storage and communication	**5,311,632**	4,024,048	**4,764,315**	3,333,434
Building and construction	**11,023,597**	7,893,838	**9,670,628**	6,770,421
Manufacturing	**9,839,514**	8,860,009	**5,663,929**	5,090,687
Non-bank financial institutions	**16,276,704**	12,911,925	**15,083,536**	11,925,196
General commerce	**12,825,280**	11,734,854	**8,862,649**	8,237,371
Professionals and private individuals	**11,221,513**	10,296,304	**8,379,252**	7,708,508
Housing loans	**22,597,758**	18,897,579	**16,284,299**	13,623,187
Other	**5,486,938**	4,761,407	**4,521,176**	3,890,300
	94,582,936	79,379,964	**73,229,784**	60,579,104

(d) Gross loans to non-bank customers analysed by currency

	The Group		The Bank	
	2007 $'000	2006 $'000	**2007 $'000**	2006 $'000
Singapore dollar	**50,361,140**	41,569,424	**50,140,207**	41,316,619
US dollar	**14,145,843**	12,697,547	**13,179,897**	11,922,476
Malaysian ringgit	**10,820,610**	8,654,767	**–**	–
Thai baht	**6,967,365**	6,725,739	**62**	152
Indonesian rupiah	**2,331,531**	2,187,864	**–**	–
Other	**9,956,447**	7,544,623	**9,909,618**	7,339,857
	94,582,936	79,379,964	**73,229,784**	60,579,104

(e) Movements of provision for impairment

	2007			2006		
	Individual impairment $'000	**Collective impairment $'000**	**Total $'000**	Individual impairment $'000	Collective impairment $'000	Total $'000
The Group						
Balance at 1 January	**1,234,652**	**1,270,727**	**2,505,379**	1,433,219	1,270,188	2,703,407
Currency translation adjustments	**51,234**	**(1,109)**	**50,125**	17,823	539	18,362
Write-off	**(770,169)**	**–**	**(770,169)**	(452,830)	–	(452,830)
Reclassification	**–**	**–**	**–**	40,045	–	40,045
Net charge to profit and loss account	**128,992**	**–**	**128,992**	196,395	–	196,395
Balance at 31 December	**644,709**	**1,269,618**	**1,914,327**	1,234,652	1,270,727	2,505,379
The Bank						
Balance at 1 January	**436,093**	**1,057,190**	**1,493,283**	727,291	1,078,140	1,805,431
Currency translation adjustments	**(2,181)**	**(283)**	**(2,464)**	(12,666)	(660)	(13,326)
Write-off	**(253,853)**	**–**	**(253,853)**	(314,663)	–	(314,663)
Net charge/(write-back) to profit and loss account	**34,801**	**(35,846)**	**(1,045)**	36,131	(20,290)	15,841
Balance at 31 December	**214,860**	**1,021,061**	**1,235,921**	436,093	1,057,190	1,493,283

27. Assets pledged/received as collateral

Assets pledged/received as collateral whereby the pledgees have the right by contract or custom to sell or repledge the assets and the obligation to return them subsequently are as follows:

(a)

	The Group		The Bank	
	2007 $'000	2006 $'000	**2007 $'000**	2006 $'000
Assets pledged for Repo transactions, at carrying amount				
Singapore Government treasury bills and securities	**328,347**	365,722	**328,347**	365,722
Other government treasury bills and securities	**-**	195,982	**-**	195,982
Placements and balances with banks and agents				
Negotiable certificates of deposit	**2,066,487**	2,336,427	**2,066,487**	2,336,427
Bankers' acceptances	**197,532**	441,761	**197,532**	441,761
Investment securities	**54,448**	-	**54,448**	-
	2,646,814	3,339,892	**2,646,814**	3,339,892

The amount of the associated liabilities approximates the carrying amount of the assets pledged.

(b)

	The Group		The Bank	
	2007 $'000	2006 $'000	**2007 $'000**	2006 $'000
Assets received for reverse Repo transactions, at fair value	**1,257,113**	324,382	**195,157**	324,382
Of which, sold or repledged	**87,475**	168,124	**87,475**	168,124

28. Investment securities

(a)

	The Group		The Bank	
	2007 $'000	2006 $'000	**2007 $'000**	2006 $'000
Quoted securities				
Debt	**11,578,847**	10,668,774	**11,560,743**	9,929,486
Equity	**1,896,063**	1,579,470	**1,546,830**	1,206,184
Unquoted securities				
Debt	**5,210,343**	5,039,074	**4,429,485**	4,438,004
Equity	**1,044,485**	586,113	**817,069**	402,904
Investment securities (gross)	**19,729,738**	17,873,431	**18,354,127**	15,976,578
Provision for impairment	**(313,219)**	(266,537)	**(148,931)**	(95,494)
Investment securities (net)	**19,416,519**	17,606,894	**18,205,196**	15,881,084
Less: Amount sold under Repo	**(54,448)**	-	**(54,448)**	-
	19,362,071	17,606,894	**18,150,748**	15,881,084

28. Investment securities (cont'd)

(b) Included in the Group's investment securities as at 31 December 2006 was an amount of $847,981,000 held by the SPE, Archer 1 Limited. These securities were subject to a first floating charge for the liabilities under the ABCP Programme (Note 23c). These investment securities were disposed of in 2007 following the winding down of the business of the SPE.

(c) Gross investment securities analysed by industry

	The Group		The Bank	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Transport, storage and communication	**1,260,697**	1,028,979	**1,151,937**	938,360
Building and construction	**1,046,818**	985,739	**1,029,176**	940,065
Manufacturing	**844,757**	1,018,709	**812,651**	997,316
Financial institutions	**13,569,706**	12,429,605	**12,847,584**	11,220,812
General commerce	**123,120**	181,838	**118,217**	114,232
Other	**2,884,640**	2,228,561	**2,394,562**	1,765,793
	19,729,738	17,873,431	**18,354,127**	15,976,578

29. Other assets

	The Group		The Bank	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Interest receivable	**912,568**	1,394,811	**735,949**	1,125,886
Sundry debtors	**2,371,244**	1,859,993	**1,688,820**	1,058,651
Foreclosed properties	**589,053**	671,762	**–**	–
Other	**536,179**	414,995	**332,612**	303,665
Provision for impairment on other assets	**(195,236)**	(139,223)	**(47,146)**	(56,782)
	4,213,808	4,202,338	**2,710,235**	2,431,420

30. Investment in associates

(a)

	The Group		The Bank	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Quoted equity securities	**127,053**	127,053	**92,207**	92,207
Unquoted equity securities	**395,895**	395,477	**281,525**	281,609
	522,948	522,530	**373,732**	373,816
Provision for impairment	**–**	–	**(639)**	(1,376)
Share of post-acquisition reserves	**738,427**	661,859	**–**	–
	1,261,375	1,184,389	**373,093**	372,440
Market value of quoted equity securities at 31 December	**788,031**	544,527	**735,868**	494,153

30. Investment in associates (cont'd)

(b) The Group's share of the associates' financials is as follows:

	The Group	
	2007	2006
	$'000	$'000
Total operating income	**540,924**	470,487
Profit before tax	**207,346**	271,168
Total assets	**2,486,686**	2,345,244
Total liabilities	**1,201,585**	1,138,061
Contingent liabilities	**76,238**	76,298

(c) The carrying amounts of the Group's investment in associates as at 31 December 2007 and 2006 include goodwill amounting to $12,045,000.

(d) Major associates of the Group as at the balance sheet date are as follows:

Name of associate	Principal activities	Country of incorporation	Effective equity interest of the Group 2007 %	2006 %
Quoted associates				
United International Securities Limited	Investment	Singapore	**46**	45
UOB-Kay Hian Holdings Limited	Stockbroking	Singapore	**40**	40
Unquoted associates				
Asfinco Singapore Limited	Investment holding	Singapore	**40**	40
AXA Insurance Public Company Limited	Non-life insurance	Thailand	**22**	22
Clearing and Payment Services Pte Ltd	Clearing, payment and settlement services	Singapore	**33**	33
Network for Electronic Transfers (Singapore) Pte Ltd	Electronic funds transfer	Singapore	**33**	33
Novena Square Development Ltd	Property	Singapore	**20**	20
Novena Square Investments Ltd	Investment	Singapore	**20**	20
Orix Leasing Singapore Limited	Leasing/rental	Singapore	**20**	20
OSK-UOB Unit Trust Management Berhad	Investment management	Malaysia	**30**	30
United Facilities Private Limited	Investment holding	Singapore	**49**	49
Overseas Union Insurance, Limited	General insurance	Singapore	**50**	50
SZVC-UOB Venture Management Co., Ltd	Investment	China	**50**	50
Uni.Asia Capital Sdn Bhd	General and life insurance	Malaysia	**49**	49
UOB JAIC Venture Bio Investments Ltd	Investment	Singapore	**28**	28
UOB Venture (Shenzhen) Limited	Investment holding	Mauritius	**50 ***	50 *

* *Comprising 50% of the preference shares with voting rights and 100% of the ordinary shares with no voting rights.*

31. Investment in subsidiaries

(a)

	The Bank	
	2007	2006
	$'000	$'000
Quoted equity securities	**45,024**	15,268
Unquoted equity securities	**4,115,330**	4,142,153
	4,160,354	4,157,421
Provision for impairment	**(301,377)**	(305,348)
	3,858,977	3,852,073
Market value of quoted equity securities at 31 December	**138,545**	94,268

(b) Major subsidiaries of the Group as at the balance sheet date are as follows:

Name of subsidiary	Country of incorporation	Effective equity interest of the Group	
		2007	2006
		%	%
Commercial Banking			
Far Eastern Bank Limited	Singapore	**78**	78
United Overseas Bank (Malaysia) Bhd	Malaysia	**100**	100
United Overseas Bank (Thai) Public Company Limited	Thailand	**99.6**	99.6
PT Bank UOB Buana Tbk.	Indonesia	**61**	61
PT Bank UOB Indonesia	Indonesia	**99**	99
United Overseas Bank Philippines	Philippines	**100**	100
United Overseas Bank (China) Limited	China	**100**	–
Merchant Banking			
UOB Asia Limited	Singapore	**100**	100
UOB Asia (Hong Kong) Limited	Hong Kong	**100**	100
UOB Australia Limited	Australia	**100**	100
Leasing			
UOB Leasing (Thai) Co., Ltd.	Thailand	**99.6**	99.6
Insurance			
UOB Life Assurance Limited	Singapore	**99**	99
United Overseas Insurance Limited	Singapore	**58**	58
UOB Insurance (H.K.) Limited	Hong Kong	**58**	58
Investment			
UOB.com Pte. Ltd.	Singapore	**100**	100
UOB Holdings Private Limited	Singapore	**100**	100
UOB Capital Investments Pte Ltd	Singapore	**100**	100
UOB Capital Management Pte Ltd	Singapore	**100**	100
UOB Equity Holdings (Pte) Ltd	Singapore	**100**	100
UOB Finance (H.K.) Limited	Hong Kong	**100**	100
UOB Holdings (USA) Inc.[2]	United States	**100**	100
UOB Property Investments Pte. Ltd.	Singapore	**100**	100
UOB Realty (H.K.) Limited	Hong Kong	**100**	100
UOB Venture Management (Shanghai) Co., Ltd[1]	China	**100**	100
UOB International Investment Private Limited	Singapore	**100**	100

31. Investment in subsidiaries (cont'd)

(b) (cont'd)

Name of subsidiary	Country of incorporation	Effective equity interest of the Group	
		2007	2006
		%	%
Investment Management			
UOB Asset Management (Thai) Co., Ltd.	Thailand	**99.6**	99.6
UOB Asset Management Ltd	Singapore	**100**	100
UOB Bioventures Management Pte Ltd	Singapore	**100**	100
UOB Global Capital LLC [2]	United States	**70**	70
UOB Investment Advisor (Taiwan) Ltd	Taiwan	**100**	100
UOB Venture Management Private Limited	Singapore	**100**	100
UOB-OSK Asset Management Sdn. Bhd.	Malaysia	**70**	70
Gold/Futures Dealing			
UOB Bullion and Futures Limited	Singapore	**100**	100
UOB Bullion & Futures (Thai) Company Limited	Thailand	**100**	100
Computer Services			
UOBF Schneider Trading Private Limited	Singapore	**75**	50
Property			
Chung Khiaw Realty, Limited	Singapore	**99.5**	99.5
Industrial & Commercial Property (S) Pte Ltd	Singapore	**100**	100
UOB Realty (USA) Ltd Partnership [2]	United States	**100**	100
Property Management			
UOB Developments Private Limited	Singapore	**100**	100
Travel			
UOB Travel Planners Pte Ltd	Singapore	**100**	100

Note:
Except as indicated, all subsidiaries incorporated in Singapore are audited by Ernst & Young, Singapore and those incorporated in overseas are audited by member firms of Ernst & Young Global.

[1] *Audited by other auditors.*
[2] *Not required to be audited.*

(c) Certain subsidiaries were disposed of/liquidated during the financial year. The disposal/liquidation of these subsidiaries had no material effect on the financials of the Bank and the Group for the financial year.

(d) The financials of the following special purpose entities were consolidated with those of the Group during the financial year. In December 2007, business of Archer 1 Limited was wound down and Onshore Strategic Assets, Inc. sold. These had no effect to the Group's profit for the financial year.

Name of special purpose entity	Principal activities	Country of incorporation
Archer 1 Limited	Investment holding	Singapore
Onshore Strategic Assets, Inc.*	Asset management	Philippines

* *Audited by other auditors.*

32. Movements of provision for impairment on investments and other assets

	Assets held for sale $'000	Investment securities $'000	Other assets $'000	Total $'000
The Group				
2007				
Balance at 1 January	–	**266,537**	**139,223**	**405,760**
Currency translation adjustments	–	**14,662**	**6,469**	**21,131**
Write-off	–	**(31,232)**	**(25,557)**	**(56,789)**
Reclassification	–	–	**657**	**657**
Charge to profit and loss account	–	**63,252**	**74,444**	**137,696**
Balance at 31 December	–	**313,219**	**195,236**	**508,455**
2006				
Balance at 1 January	26,739	216,437	129,953	373,129
Currency translation adjustments	–	8,202	1,536	9,738
Write-off	(18,574)	(10,191)	(14,184)	(42,949)
Reclassification	(8,272)	–	17,981	9,709
Charge to profit and loss account	107	52,089	3,937	56,133
Balance at 31 December	–	266,537	139,223	405,760

	Assets held for sale $'000	Investment securities $'000	Investment in associates $'000	Investment in subsidiaries $'000	Other assets $'000	Total $'000
The Bank						
2007						
Balance at 1 January	–	**95,494**	**1,376**	**305,348**	**56,782**	**459,000**
Currency translation adjustments	–	**198**	–	**(5)**	**124**	**317**
Write-off	–	**(25,380)**	–	–	**(16,069)**	**(41,449)**
Charge/(write-back) to profit and loss account	–	**78,619**	**(737)**	**(3,966)**	**6,309**	**80,225**
Balance at 31 December	–	**148,931**	**639**	**301,377**	**47,146**	**498,093**
2006						
Balance at 1 January	8,272	66,886	1,171	296,358	63,064	435,751
Currency translation adjustments	–	(1,410)	–	(6)	(43)	(1,459)
Write-off	–	(11,605)	–	–	(6,092)	(17,697)
Reclassification	(8,272)	–	(78)	–	8,350	–
Charge/(write-back) to profit and loss account	–	41,623	283	8,996	(8,497)	42,405
Balance at 31 December	–	95,494	1,376	305,348	56,782	459,000

33. Properties and other fixed assets

	2007			2006		
	Properties		**Other**	Properties		Other
		Owner-	**fixed**		Owner-	fixed
	Investment	**occupied**	**assets**	Investment	occupied	assets
	$'000	**$'000**	**$'000**	$'000	$'000	$'000
The Group						
Balance at 1 January						
Cost	**928,780**	**903,466**	**1,270,799**	1,030,153	807,793	1,219,377
Accumulated depreciation	**(156,922)**	**(154,787)**	**(904,446)**	(158,317)	(124,144)	(864,598)
Provision for impairment	**(15,555)**	**(14,239)**	**–**	(21,332)	(16,727)	–
Net carrying amount	**756,303**	**734,440**	**366,353**	850,504	666,922	354,779
Movements during the financial year						
Currency translation adjustments	**1,579**	**1,512**	**5,932**	1,788	1,737	3,846
Additions	**303,238**	**14,543**	**108,924**	–	5,974	141,793
Disposals	**(36,471)**	**(24,290)**	**(15,106)**	(10,165)	(15,943)	(18,807)
Depreciation charge	**(13,921)**	**(13,327)**	**(113,351)**	(13,457)	(13,067)	(115,258)
Write-back of impairment	**2,217**	**2,123**	**–**	8,346	8,104	–
Transfer to/(from) investment properties	**6,566**	**(6,566)**	**–**	(80,713)	80,713	–
Net carrying amount at 31 December	**1,019,511**	**708,435**	**352,752**	756,303	734,440	366,353
Balance at 31 December						
Cost	**1,202,468**	**882,053**	**1,326,275**	928,780	903,466	1,270,799
Accumulated depreciation	**(169,624)**	**(161,682)**	**(973,523)**	(156,922)	(154,787)	(904,446)
Provision for impairment	**(13,333)**	**(11,936)**	**–**	(15,555)	(14,239)	–
Net carrying amount	**1,019,511**	**708,435**	**352,752**	756,303	734,440	366,353
Total properties and other fixed assets			**2,080,698**			1,857,096
Comprising:						
Freehold properties	**228,566**	**158,825**		201,155	195,342	
Leasehold properties	**790,945**	**549,610**		555,148	539,098	
	1,019,511	**708,435**		756,303	734,440	
Market value of properties at 31 December	**2,550,410**	**2,441,608**		1,512,146	1,463,645	

33. Properties and other fixed assets (cont'd)

	2007			2006		
	Properties		Other fixed assets	Properties		Other fixed assets
	Investment $'000	Owner-occupied $'000	$'000	Investment $'000	Owner-occupied $'000	$'000
The Bank						
Balance at 1 January						
Cost	**627,421**	**480,733**	**794,495**	619,264	410,330	770,837
Accumulated depreciation	**(94,645)**	**(74,964)**	**(577,221)**	(84,551)	(57,239)	(544,903)
Provision for impairment	**(1,931)**	**(1,301)**	**–**	(7,416)	(6,102)	–
Net carrying amount	**530,845**	**404,468**	**217,274**	527,297	346,989	225,934
Movements during the financial year						
Currency translation adjustments	**111**	**(702)**	**(427)**	(356)	(540)	(682)
Additions	**301,635**	**–**	**43,924**	9,070	69,215	64,635
Disposals	**(29,016)**	**(14,749)**	**(12,010)**	(11,169)	149	(1,255)
Depreciation charge	**(11,283)**	**(5,872)**	**(68,583)**	(8,686)	(6,950)	(71,358)
Write-back of impairment	**782**	**350**	**–**	5,514	4,780	–
Transfer to investment properties	**2,580**	**(2,580)**	**–**	9,175	(9,175)	–
Net carrying amount at 31 December	**795,654**	**380,915**	**180,178**	530,845	404,468	217,274
Balance at 31 December						
Cost	**897,254**	**460,461**	**800,672**	627,421	480,733	794,495
Accumulated depreciation	**(100,484)**	**(78,631)**	**(620,494)**	(94,645)	(74,964)	(577,221)
Provision for impairment	**(1,116)**	**(915)**	**–**	(1,931)	(1,301)	–
Net carrying amount	**795,654**	**380,915**	**180,178**	530,845	404,468	217,274
Total properties and other fixed assets			**1,356,747**			1,152,587
Comprising:						
Freehold properties	**117,079**	**57,148**		111,339	81,473	
Leasehold properties	**678,575**	**323,767**		419,506	322,995	
	795,654	**380,915**		530,845	404,468	
Market value of properties at 31 December	**2,172,452**	**1,113,953**		1,030,017	799,033	

Valuation of the properties is performed by internal valuers with professional qualifications and experience, taking into account market prices and rental of comparable properties.

Other fixed assets comprised mainly computer equipment, application software and furniture and fittings.

34. Intangible assets

(a)

	The Group			
	Goodwill $'000	**Core deposit base $'000**	**Customer loan base $'000**	**Total $'000**
2007				
Cost				
Balance at 1 January	**4,220,521**	**52,467**	**35,036**	**4,308,024**
Currency translation adjustments	**(10,140)**	**(5,389)**	**(3,599)**	**(19,128)**
Acquisitions of additional interests in UOBT	**281**	**–**	**–**	**281**
Balance at 31 December	**4,210,662**	**47,078**	**31,437**	**4,289,177**
Accumulated amortisation				
Balance at 1 January		**8,744**	**5,840**	**14,584**
Currency translation adjustments		**(898)**	**(600)**	**(1,498)**
Amortisation charge		**6,725**	**4,491**	**11,216**
Balance at 31 December		**14,571**	**9,731**	**24,302**
Net carrying amount		**32,507**	**21,706**	**4,264,875**
2006				
Cost				
Balance at 1 January	4,185,003	52,048	34,756	4,271,807
Currency translation adjustments	16,168	419	280	16,867
Acquisitions of additional interests in UOBT	19,350	–	–	19,350
Balance at 31 December	4,220,521	52,467	35,036	4,308,024
Accumulated amortisation				
Balance at 1 January		1,239	828	2,067
Currency translation adjustments		10	7	17
Amortisation charge		7,495	5,005	12,500
Balance at 31 December		8,744	5,840	14,584
Net carrying amount		43,723	29,196	4,293,440

(b) Goodwill is allocated on the date of acquisition to the reportable business segments expected to benefit from the synergies of business combination. The recoverable amount of the business segments is based on their value in use, computed by discounting the expected future cash flows of the segments. The key assumptions in computing the value in use include the discount rates and growth rates applied. Discount rates are estimated based on current market assessments of time value of money and risks specific to the Group as a whole and to individual countries such as Thailand and Indonesia. Growth rates are determined based on economic growth forecasts by major countries. Cash flow projections are based on most recent five-year financial budget approved by management, with projected cash flows discounted at rates ranging from 8% to 18% (2006: 8% to 17%) and those beyond the five-year period extrapolated using growth rates ranging from 5% to 6% (2006: 4% to 6%). Impairment is recognised in the profit and loss account when the carrying amount of a business segment exceeds its recoverable amount. Management believes that any reasonably possible change in the key assumptions would not cause the carrying amount of the goodwill to exceed the recoverable amount of the business segments.

(c) The core deposit base and customer loan base intangibles are determined to have estimated useful lives of 7 years.

35. Contingent liabilities

In the normal course of business, the Bank and the Group conduct businesses involving acceptances, guarantees, performance bonds and indemnities. The bulk of these liabilities are backed by the corresponding obligations of the customers. No assets of the Bank and the Group were pledged as security for these contingent liabilities at the balance sheet date.

	The Group		The Bank	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Direct credit substitutes	**4,994,104**	4,087,357	**4,614,153**	3,509,009
Transaction-related contingencies	**3,405,794**	2,584,248	**2,254,748**	1,543,115
Trade-related contingencies	**4,501,748**	3,391,867	**4,048,502**	2,997,750
Other contingent liabilities	**180,806**	190,808	**171,616**	160,871
	13,082,452	10,254,280	**11,089,019**	8,210,745

Included in other contingent liabilities are estimated legal claims of $166 million* (2006: $155 million). The Bank is of the view that these claims have no merit and their ultimate resolution is not expected to have a significant effect on the financials of the Bank and the Group. Accordingly, no provision has been made in respect of these legal claims in the financial statements.

* *Increase over 2006 was due to exchange translation.*

36. Financial derivatives

Financial derivatives, such as forwards, swaps, futures and options, are instruments whose values change in response to the change in prices of the underlying instruments.

In the normal course of business, the Bank and the Group transact in customised derivatives to meet specific needs of their customers. The Bank and the Group also transact in these derivatives for proprietary trading purposes, as well as to manage their assets, liabilities and structural positions. Risks associated with the use of derivatives and policies for managing these risks are set out in Note 43.

The table below shows the Bank's and the Group's financial derivatives at the balance sheet date. The contract/notional amount reflects the volume of the outstanding transactions while the positive/negative fair value indicates the fair value of the financial derivatives at the balance sheet date. These amounts do not necessarily represent future cash flows and amounts at risk of the derivatives.

	2007			2006		
	Contract/ notional amount $'000	**Positive fair value $'000**	**Negative fair value $'000**	Contract/ notional amount $'000	Positive fair value $'000	Negative fair value $'000
The Group						
Foreign exchange contracts						
Forwards	**9,209,520**	**86,754**	**63,337**	8,180,036	245,837	58,143
Swaps	**135,733,738**	**943,381**	**939,443**	205,648,599	1,178,265	1,114,770
Options purchased	**2,719,668**	**35,550**	**-**	2,640,061	25,857	-
Options written	**2,023,854**	**-**	**31,168**	2,285,753	-	32,368
Interest rate contracts						
Forwards	**345,060**	**237**	**359**	14,799,704	4,489	3,724
Swaps	**224,058,878**	**2,300,556**	**2,369,848**	240,198,310	1,298,378	1,501,908
Futures	**3,897,493**	**9,927**	**131**	7,966,379	15,270	4,171
Options purchased	**1,315,441**	**4,908**	**-**	956,915	3,834	-
Options written	**1,248,099**	**-**	**4,031**	1,188,354	-	4,821
Equity-related contracts						
Swaps	**3,349,523**	**884,833**	**865,267**	2,285,113	388,795	369,414
Futures	**14,343**	**-**	**117**	21,958	5	281
Options purchased	**1,600,370**	**774,280**	**-**	1,522,282	741,220	-
Options written	**1,445,671**	**-**	**762,343**	1,417,582	-	758,359
Credit-related contracts						
Swaps	**558,495**	**1,049**	**25,489**	477,469	1,173	1,652
Precious metal contracts						
Forwards	**268,596**	**9,416**	**100,697**	172,812	4,604	62,454
Swaps	**269,457**	**17,576**	**1,049**	110,993	3,337	-
	388,058,206	**5,068,467**	**5,163,279**	489,872,320	3,911,064	3,912,065

36. Financial derivatives (cont'd)

	2007			2006		
	Contract/ notional amount $'000	**Positive fair value $'000**	**Negative fair value $'000**	Contract/ notional amount $'000	Positive fair value $'000	Negative fair value $'000
The Bank						
Foreign exchange contracts						
Forwards	**7,348,505**	**73,426**	**53,765**	7,122,680	231,856	53,946
Swaps	**138,469,275**	**926,904**	**932,695**	213,175,214	1,152,222	1,087,582
Options purchased	**2,637,288**	**35,434**	**–**	2,624,665	25,802	–
Options written	**1,940,835**	**–**	**31,037**	2,270,453	–	32,351
Interest rate contracts						
Forwards	**345,060**	**237**	**359**	14,799,704	4,489	3,724
Swaps	**214,153,726**	**2,255,122**	**2,283,438**	234,476,382	1,269,582	1,446,814
Futures	**3,343,091**	**9,849**	**25**	3,254,595	7,776	3,436
Options purchased	**1,315,441**	**4,908**	**–**	956,915	3,834	–
Options written	**1,248,099**	**–**	**4,031**	1,188,354	–	4,821
Equity-related contracts						
Swaps	**3,349,523**	**884,833**	**865,267**	2,285,113	388,795	369,414
Futures	**14,343**	**–**	**117**	21,958	5	281
Options purchased	**1,532,661**	**770,218**	**–**	1,483,248	740,924	–
Options written	**1,461,264**	**–**	**770,242**	1,474,218	–	768,634
Credit-related contracts						
Swaps	**558,495**	**1,049**	**25,489**	492,794	1,173	1,940
Precious metal contracts						
Forwards	**61,194**	**50**	**425**	22,527	20	575
	377,778,800	**4,962,030**	**4,966,890**	485,648,820	3,826,478	3,773,518

37. Hedge accounting

(a) Fair value hedge

Interest rate swaps were contracted to hedge certain of the Bank's investment in debt securities and subordinated notes issued against interest rate risk. As at 31 December 2007, the net fair value of such interest rate swaps was a negative of $34,608,000 (2006: $161,662,000). During the financial year, unrealised gain of $159,990,000 (2006: unrealised loss of $28,618,000) on the swaps was recognised in the profit and loss account which was offset by fair value loss (2006: fair value gain) of an equal amount attributable to the interest rate risk on the hedged items.

(b) Hedge of net investment in foreign operations

As at 31 December 2007, non-bank customer deposits of $1,161 million (2006: $1,064 million) were designated to hedge foreign exchange risk arising from the Bank's foreign operations. Gains and losses on the hedges were taken to the fair value reserve. During the financial year, a foreign exchange loss of $469,000 (2006: Nil) was recognised in the profit and loss account due to hedge ineffectiveness.

38. Commitments

(a)

	The Group		The Bank	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Undrawn credit facilities	**45,745,422**	42,921,200	**37,924,362**	35,062,275
Spot/forward contracts	**2,136,945**	1,438,228	**1,594,454**	806,483
Capital commitments	**117,885**	70,021	**26,525**	50,796
Operating lease commitments	**80,657**	61,810	**61,008**	41,686
Other	**277,626**	103,639	**265,433**	102,726
	48,358,535	44,594,898	**39,871,782**	36,063,966

(b) Operating lease commitments

The aggregate minimum lease payments under non-cancellable operating leases at the balance sheet date are as follows:

	The Group		The Bank	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Minimum lease payable				
Not later than 1 year	**35,219**	28,311	**26,630**	20,274
Later than 1 year but not later than 5 years	**41,684**	29,813	**32,684**	19,019
Later than 5 years	**3,754**	3,686	**1,694**	2,393
	80,657	61,810	**61,008**	41,686
Minimum lease receivable				
Not later than 1 year	**68,945**	55,943	**47,213**	34,926
Later than 1 year but not later than 5 years	**76,364**	69,774	**39,948**	32,706
Later than 5 years	**8,398**	14,322	**755**	241
	153,707	140,039	**87,916**	67,873

39. Cash and cash equivalents

Cash equivalents are highly liquid assets that are subject to an insignificant risk of changes in value and are readily convertible into known amount of cash. In the consolidated cash flow statement, cash and cash equivalents comprise the following:

	The Group	
	2007	2006
	$'000	$'000
Cash, balances and placements with central banks	**17,666,802**	16,301,355
Singapore Government treasury bills and securities^	**9,134,427**	7,437,334
Other government treasury bills and securities^	**3,481,563**	2,552,982
	30,282,792	26,291,671

^ *Include short-term assets pledged.*

40. Share-based compensation plans

Share-based compensation plans of the Group comprise the UOB 1999 Share Option Scheme, UOB Restricted Share Plan and UOB Share Appreciation Rights Plan. Description of these plans is set out in the Directors' Report. Other details of the plans are as follows:

(a) UOB 1999 Share Option Scheme

	The Group and The Bank			
	2007		2006	
	Number of shares '000	**Weighted average exercise price $**	Number of shares '000	Weighted average exercise price $
Balance at 1 January	**952**	**13.28**	2,470	13.21
Exercised	**(484)**	**13.29**	(1,501)	13.17
Forfeited	**(15)**	**13.67**	(17)	13.20
Balance at 31 December	**453**	**13.25**	952	13.28

Year options granted	Expiry date	Exercise price	Weighted average share price at exercise date		Number of shares issued		Number of shares unissued and exercisable	
			2007	2006	**2007**	2006	**2007**	2006
		$	**$**	$	**'000**	'000	**'000**	'000
2003	6 Jun 2008	11.67	**21.22**	15 85	**91**	372	**96**	187
2004	29 Nov 2009	13.67	**21.12**	16 00	**393**	1,129	**357**	765
					484	1,501	**453**	952

40. Share-based compensation plans (cont'd)

(b) UOB Restricted Share Plan and UOB Share Appreciation Rights Plan

	The Group and The Bank	
	Restricted shares	Share appreciation rights
2007		
Number of grants ('000)		
First granted on 28 September	**1,048**	**4,446**
Forfeited	**(1)**	**(2)**
Balance at 31 December	**1,047**	**4,444**
Fair value per grant at grant date ($)	**20.35**	**3.20**

Fair values of the restricted shares and share appreciation rights were estimated at the grant date using the Trinomial valuation methodology. The key assumptions were as follows:

	Restricted shares	Share appreciation rights
Exercise price ($)	Not applicable	21.80
Expected volatility (%)	17.10	17.10
Risk-free interest rate (%)	1.99 to 2.18	2.62
Contractual life (years)	2 and 3	6
Expected dividend yield (%)	Management's forecast in line with dividend policy	

41. Related party transactions

Related parties cover the Group's subsidiaries, associates and their subsidiaries, and key management personnel and their related parties.

Key management personnel refer to the Bank's directors and members of its Management Executive Committee. Parties related to key management personnel include:

- their close family members
- companies that are majority-owned by them or their family members
- companies or firms in which they or their family members control or exercise significant influence over the board of directors

41. Related party transactions (cont'd)

All related party transactions entered into by the Bank and the Group are made in the ordinary course of their business. In addition to the information shown elsewhere in the financial statements, other related party transactions that may be of interest are as follows:

		The Group		The Bank	
		2007 $'million	2006 $'million	**2007 $'million**	2006 $'million
(a)	**Interest income**				
	Subsidiaries	**–**	–	**40**	75
	Associates	**35**	16	**35**	16
	Interest expense				
	Subsidiaries	**–**	–	**125**	100
	Associates	**22**	15	**20**	15
	Rental income				
	Subsidiaries	**–**	–	**3**	2
	Associates	**6**	7	**5**	5
	Rental expense				
	Subsidiaries	**–**	–	**16**	13
	Associates	**1**	1	*****	1
	Fee and commission and other income				
	Subsidiaries	**–**	–	**61**	37
	Associates	**12**	10	**1**	1
	Placements, loans and advances				
	Subsidiaries	**–**	–	**646**	660
	Associates	**1,301**	484	**1,298**	482
	Deposits				
	Subsidiaries	**–**	–	**4,047**	3,931
	Associates	**472**	569	**457**	537
	Off-balance sheet credit facilities				
	Subsidiaries	**–**	–	**757**	542
	Associates	**12**	20	**6**	14
(b)	**Compensation of key management personnel**				
	Short-term employee benefits	**15**	18	**15**	18
	Other	*****	1	*****	1
		15	19	**15**	19

* *Less than $500,000.*

42. Segment information

(a) Business segments

The Group's businesses are organised into four segments based on the types of products and services that it provides. These segments are Personal Financial Services ("PFS"), Institutional Financial Services ("IFS"), Global Markets and Investment Management ("GMIM") and Other.

Personal Financial Services

PFS segment covers Consumer, Privilege and Private Banking. Consumer Banking serves the mass individual customers with a wide range of products and services, including deposits, loans, investments, credit and debit cards and life assurance products. Privilege Banking provides an extended range of financial services, including wealth management, offshore and restricted products such as structured notes, funds of hedge funds, and high networth insurance plans to the wealthy and affluent customers. For the accredited investors and high networth individuals, Private Banking provides an elevated level of personal services and consultation.

Institutional Financial Services

IFS segment encompasses Commercial Banking, Corporate Banking, Corporate Finance and Capital Markets. Commercial Banking serves the small and medium-sized enterprises. Corporate Banking serves large local corporations, government-linked companies and agencies, including non-bank financial institutions. Both Commercial Banking and Corporate Banking provide customers with a broad range of products and services that include current accounts, deposits, lending, asset finance, trade finance, structured finance, cash management and cross-border payments. Corporate Finance serves corporations with services that include lead managing and underwriting equity offerings and providing corporate advisory services. Capital Markets specialises in providing solution-based structures to meet clients' financing requirements in the area of structuring, underwriting and arranging syndicated loans, project finance and structured finance, and underwriting and lead managing bond issues.

Global Markets and Investment Management

GMIM segment provides a comprehensive range of treasury products and services, including foreign exchange, money market, fixed income, derivatives, margin trading, futures broking, gold products, as well as an array of structured products. It is a dominant player in Singapore dollar treasury instruments as well as a provider of banknote services in the region. It also engages in asset management, venture capital management, and proprietary investment activities.

Other

Other segment includes property-related activities, insurance businesses and the management of capital funds.

42. **Segment information** (cont'd)

(a) **Business segments** (cont'd)

The following business segment information is stated after elimination of inter-segment transactions.

			The Group		
	PFS **$'million**	**IFS** **$'million**	**GMIM** **$'million**	**Other** **$'million**	**Total** **$'million**
2007					
Operating income	1,733	1,982	1,107	50	4,872
Operating expenses	(809)	(607)	(430)	(103)	(1,949)
Impairment charges	(59)	(61)	(65)	(115)	(300)
Amortisation of intangible assets	(3)	(8)	-	-	(11)
Segment profit	862	1,306	612	(168)	2,612
Unallocated corporate expenses					(69)
Share of profit of associates					207
Profit before tax					2,750
Segment assets	34,021	62,232	62,555	10,531	169,339
Intangible assets					
Goodwill	1,174	2,287	670	80	4,211
Other	17	37	-	-	54
Investment in associates					1,261
Unallocated assets					85
Total assets					174,950
Segment liabilities	59,745	51,260	39,159	6,179	156,343
Unallocated liabilities					881
Total liabilities					157,224
Other information					
Gross customer loans	33,819	60,764	-	-	94,583
Non-performing loans^	535	1,178	-	-	1,713
Individual impairment^	146	499	-	-	645
Intangible assets acquired	-	-	-	*	*
Capital expenditure	48	58	7	314	427
Depreciation of assets	50	55	11	25	141

^ *Exclude debt securities.*
* *Less than $500,000.*

42. Segment information (cont'd)
(a) **Business segments** (cont'd)

	The Group				
	PFS $'million	IFS $'million	GMIM $'million	Other $'million	Total $'million
2006					
Operating income	1,397	1,724	834	882	4,837
Operating expenses	(690)	(530)	(341)	(110)	(1,671)
Impairment charges	(74)	(66)	(37)	(4)	(181)
Amortisation of intangible assets	(4)	(9)	–	–	(13)
Segment profit	629	1,119	456	768	2,972
Unallocated corporate expenses					(64)
Share of profit of associates					271
Profit before tax					3,179
Segment assets	29,487	50,877	65,324	9,997	155,685
Intangible assets					
Goodwill	1,174	2,296	671	80	4,221
Other	23	50	–	–	73
Investment in associates					1,184
Unallocated assets					149
Total assets					161,312
Segment liabilities	53,578	43,761	39,632	6,277	143,248
Unallocated liabilities					888
Total liabilities					144,136
Other information					
Gross customer loans	29,194	50,186	–	–	79,380
Non-performing loans^	712	2,450	–	–	3,162
Individual impairment^	194	1,041	–	–	1,235
Intangible assets acquired	4	12	3	–	19
Capital expenditure	59	71	8	10	148
Depreciation of assets	49	55	10	28	142

^ *Exclude debt securities.*

42. Segment information (cont'd)

(b) Geographical segments

The following geographical segment information is based on the location where the transactions and assets are booked, which approximates that based on the location of the customers and assets. The information is stated after elimination of inter-segment transactions.

	The Group					
	Total operating income		Profit before tax		Total assets	
	2007 $'million	2006 $'million	**2007 $'million**	2006 $'million	**2007 $'million**	2006 $'million
Singapore	**2,946**	3,198	**1,928**	2,392	**111,305**	105,397
Malaysia	**568**	489	**296**	314	**15,771**	13,379
Thailand	**443**	400	**16**	55	**9,740**	8,042
Indonesia	**258**	286	**134**	140	**3,943**	3,503
Greater China	**188**	127	**89**	73	**7,644**	6,342
Other	**469**	337	**298**	218	**22,282**	20,356
	4,872	4,837	**2,761**	3,192	**170,685**	157,019
Intangible assets	**–**	–	**(11)**	(13)	**4,265**	4,293
	4,872	4,837	**2,750**	3,179	**174,950**	161,312

43. Financial risk management

The Group's business activities involve the use of financial instruments, including derivatives. These activities expose the Group to a variety of financial risks, mainly credit risk, foreign exchange risk, interest rate risk and liquidity risk.

The Group's financial risks are centrally managed by the various specialist committees within the delegated authority by the Board of Directors. These various specialist committees formulate, review and approve policies and limits to monitor and manage risk exposures under their respective supervision. The major policy decisions and proposals approved by these committees are subject to further review by the Executive Committee.

The Risk Management sector assumes the independent oversight of risk undertaken by the Group, and takes the lead in the formulation and approval of risk policies, controls and processes. The Middle Office within the Risk Management sector enforces Global Treasury's compliance with trading policies and limits. This is further enhanced by the periodic risk assessment audit carried out by the Group Audit.

The main financial risks that the Group is exposed to and how they are being managed are set out below:

(a) Credit risk

Credit risk is defined as the risk of loss arising from any failure by a borrower or a counterparty to fulfil its financial obligations as and when they fall due.

The Group's Credit Committee is delegated the authority by the Board to deal with all credit matters. It also oversees the implementation of the Group's Basel II Internal Ratings-Based Approach ("IRBA") framework and the respective IRBA models and risk estimates.

Credit risk exposures are managed through a robust credit underwriting, structuring and monitoring process. The process includes monthly review of all non-performing and special mention loans, ensure credit quality and the timely recognition of asset impairment. In addition, credit review and audit are performed regularly to proactively manage any delinquency, minimise undesirable concentrations, maximise recoveries, and ensure that credit policies and procedures are complied with. Past dues and credit limit excesses are tracked and analysed by business and product lines. Significant trends are reported to the Credit Committee.

Country risk arises where the Group is unable to receive payments from customers as a result of political or economic events in the country. Country risk is defined as the risk in cross-border lending resulting from events in the country. These events include political and social unrests, exchange control, moratoria, currency devaluation, nationalisation and expropriation of assets.

43. Financial risk management (cont'd)

(a) **Credit risk** (cont'd)

(i) Cross-border exposure above 1% of total assets

	The Group					
	Banks $'million	**Non-Banks $'million**	**Central Banks and Government $'million**	**Investments $'million**	**Total $'million**	**% of Total Assets**
2007						
United States	**987**	**57**	**–**	**4,541**	**5,585**	**3.2**
South Korea	**2,246**	**79**	**–**	**2,175**	**4,500**	**2.6**
United Kingdom	**1,580**	**153**	**–**	**922**	**2,655**	**1.5**
Germany	**1,033**	**455**	**4**	**270**	**1,762**	**1.0**
2006						
United States	2,346	43	–	4,408	6,797	4.2
United Kingdom	4,699	292	–	998	5,989	3.7
Germany	3,598	223	200	157	4,178	2.6
France	2,095	148	–	732	2,975	1.8
South Korea	1,591	30	–	1,107	2,728	1.7
Netherlands	1,072	95	–	784	1,951	1.2
Hong Kong	750	441	–	599	1,790	1.1
Australia	371	149	–	1,176	1,696	1.1

(ii) Credit quality of gross loans and debt securities

Gross loans are graded in accordance with MAS Notice 612 as follows:

	The Group	
	2007 $'million	2006 $'million
Passed	**92,045**	75,394
Special mention	**825**	824
Substandard	**1,106**	2,118
Doubtful	**76**	160
Loss	**531**	884
	94,583	79,380

Gross debt securities of the Group as at 31 December 2007 was $17,029 million (2006: $15,989 million) and provision for impairment of $237 million (2006: $166 million) was set aside for these securities.

Collateral such as properties, marketable securities and fixed deposits were obtained by the Group to mitigate its credit exposure.

43. Financial risk management (cont'd)

(a) **Credit risk** (cont'd)

(iii) Ageing analysis of gross loans

	The Group			
	2007		2006	
	Non-performing $'million	**Past due but performing $'million**	Non-performing $'million	Past due but performing $'million
Current	**203**	**–**	270	–
≤ 90 days	**216**	**4,214**	281	3,749
Between 91 and 180 days	**202**	**–**	333	–
≥ 181 days	**1,092**	**–**	2,278	–
	1,713	**4,214**	3,162	3,749

(iv) Non-performing loans and debt securities ("NPL") analysed by geographical segment

	The Group			
	2007		2006	
	NPL $'million	**Individual impairment $'million**	NPL $'million	Individual impairment $'million
Singapore	**630**	**202**	1,346	403
Malaysia	**495**	**154**	594	159
Thailand	**436**	**237**	823	520
Indonesia	**73**	**18**	115	46
Philippines	**26**	**26**	182	97
Greater China	**18**	**6**	19	3
Other	**37**	**4**	86	9
	1,715	**647**	3,165	1,237

(v) Non-performing loans and debt securities analysed by industry

	The Group			
	2007		2006	
	NPL $'million	**Individual impairment $'million**	NPL $'million	Individual impairment $'million
Transport, storage and communication	**20**	**12**	70	41
Building and construction	**145**	**46**	428	141
Manufacturing	**418**	**206**	786	392
Non-bank financial institutions	**181**	**35**	398	117
General commerce	**347**	**171**	652	290
Professionals and private individuals	**272**	**111**	408	165
Housing loans	**263**	**35**	304	29
Other	**69**	**31**	119	62
	1,715	**647**	3,165	1,237

43. Financial risk management (cont'd)

(a) **Credit risk** (cont'd)

(vi) Non-performing loans restructured during the financial year

	The Group	
	2007 $'million	2006 $'million
Substandard	**35**	45
Doubtful	**6**	1
Loss	**8**	3
	49	49

(vii) Security coverage of non-performing loans and debt securities

	The Group	
	2007 $'million	2006 $'million
NPL secured by		
Properties	**944**	1,593
Marketable securities, fixed deposits and other	**57**	119
Unsecured NPL	**714**	1,453
	1,715	3,165

(viii) Collateral possessed during the financial year

	The Group	
	2007 $'million	2006 $'million
Properties	**21**	23
Securities and other	**67**	3
	88	26

Collateral possessed are disposed of in an orderly manner in accordance with target prices set. Proceeds from sale of collateral are used to reduce the outstanding loans.

(b) **Foreign exchange risk**

Foreign exchange risk is the risk to earnings and value of foreign currency assets, liabilities and financial derivatives caused by fluctuations in foreign exchange rates.

The Group's foreign exchange exposures comprise trading, non-trading and structural foreign exchange exposures. Foreign exchange non-trading exposures are principally derived from customer businesses. Structural foreign currency exposures are represented by the net asset values of its overseas branches, share of the net asset values of its overseas subsidiaries and associates, and long-term investment in overseas properties. The Group utilises mainly foreign currency forwards and swaps to hedge its foreign exchange exposures. Where possible, foreign investments are funded in the functional currencies of the respective locations to mitigate structural foreign currency exposures.

Foreign exchange risk is managed through risk limits and policies approved by the Asset & Liability Committee. These limits and policies, such as exposure by currency are independently monitored by Middle Office.

43. **Financial risk management** (cont'd)

(b) **Foreign exchange risk** (cont'd)

(i) The following table sets out the Group's assets, liabilities and financial derivatives by currency as at the balance sheet date. The off-balance sheet gap represents the net contract or notional amount of derivatives which is used principally to reduce the Group's exposure to foreign exchange rate movement.

	The Group						
	Singapore dollar $'million	US dollar $'million	Malaysian ringgit $'million	Thai baht $'million	Indonesian rupiah $'million	Other $'million	Total $'million
2007							
Cash, balances and placements with central banks	**14,118**	**44**	**1,562**	**252**	**772**	**919**	**17,667**
Securities^	**12,172**	**9,598**	**977**	**1,242**	**110**	**8,343**	**32,442**
Placements and balances with banks and agents^	**871**	**7,090**	**1,000**	**47**	**68**	**6,131**	**15,207**
Loans to non-bank customers	**49,184**	**14,086**	**10,504**	**6,691**	**2,292**	**9,912**	**92,669**
Investment in associates	**1,132**	**49**	**73**	**6**	**–**	**1**	**1,261**
Intangible assets	**3,182**	**–**	**–**	**734**	**349**	**–**	**4,265**
Other	**7,750**	**788**	**497**	**944**	**104**	**1,356**	**11,439**
Total assets	**88,409**	**31,655**	**14,613**	**9,916**	**3,695**	**26,662**	**174,950**
Deposits and balances of non-bank customers	**64,311**	**14,418**	**10,439**	**7,580**	**2,262**	**7,957**	**106,967**
Deposits and balances of banks and agents, and bills and drafts payable	**3,968**	**14,233**	**2,214**	**351**	**120**	**13,029**	**33,915**
Debts issued	**2,657**	**3,285**	**–**	**675**	**46**	**3**	**6,666**
Other	**5,643**	**475**	**612**	**250**	**95**	**2,601**	**9,676**
Total liabilities	**76,579**	**32,411**	**13,265**	**8,856**	**2,523**	**23,590**	**157,224**
On-balance sheet open position	**11,830**	**(756)**	**1,348**	**1,060**	**1,172**	**3,072**	
Off-balance sheet open position	**428**	**1,293**	**312**	**883**	**(86)**	**(2,830)**	
Net open position	**12,258**	**537**	**1,660**	**1,943**	**1,086**	**242**	
Of which:							
Net structural position	**–**	**128**	**1,444**	**1,725**	**825**	**349**	

^ *Include assets pledged.*

43. Financial risk management (cont'd)
(b) **Foreign exchange risk** (cont'd)
(i) (cont'd)

	The Group						
	Singapore dollar $'million	US dollar $'million	Malaysian ringgit $'million	Thai baht $'million	Indonesian rupiah $'million	Other $'million	Total $'million
2006							
Cash, balances and placements with central banks	12,606	26	1,921	293	699	756	16,301
Securities^	9,968	9,257	665	435	98	6,858	27,281
Placements and balances with banks and agents^	2,343	11,852	1,125	48	15	9,143	24,526
Loans to non-bank customers	40,148	12,623	8,368	6,182	2,140	7,246	76,707
Investment in associates	1,085	16	76	6	–	1	1,184
Intangible assets	3,181	–	–	725	387	–	4,293
Other	6,075	959	527	906	96	1,493	10,056
	75,406	34,733	12,682	8,595	3,435	25,497	160,348
Assets of SPE *							964
Total assets							161,312
Deposits and balances of non-bank customers	55,714	14,748	9,129	6,594	2,043	7,350	95,578
Deposits and balances of banks and agents, and bills and drafts payable	4,754	15,739	1,748	227	153	11,069	33,690
Debts issued	2,325	3,299	–	110	51	8	5,793
Other	4,242	1,166	663	125	60	1,845	8,101
	67,035	34,952	11,540	7,056	2,307	20,272	143,162
Liabilities of SPE *							974
Total liabilities							144,136
On-balance sheet open position	8,371	(219)	1,142	1,539	1,128	5,225	
Off-balance sheet open position	3,241	(2,087)	94	264	(6)	(1,506)	
Net open position	11,612	(2,306)	1,236	1,803	1,122	3,719	
Of which:							
Net structural position	–	75	1,297	1,561	864	338	

^ *Include assets pledged.*
* *After elimination of inter-company balances.*

43. Financial risk management (cont'd)

(b) Foreign exchange risk (cont'd)

(ii) Structural currency exposures of the Group as at the balance sheet date were as follows:

	The Group Structural currency exposure		
	Total $'million	**Hedged $'million**	**Unhedged $'million**
2007			
Australian dollar	**194**	**185**	**9**
Hong Kong dollar	**315**	**191**	**124**
Indonesian rupiah	**825**	**-**	**825**
Malaysian ringgit	**1,444**	**-**	**1,444**
Thai baht	**1,725**	**-**	**1,725**
US dollar	**838**	**710**	**128**
Other	**480**	**264**	**216**
	5,821	**1,350**	**4,471**
2006			
Australian dollar	158	144	14
Hong Kong dollar	312	202	110
Indonesian rupiah	864	-	864
Malaysian ringgit	1,297	-	1,297
Thai baht	1,561	-	1,561
US dollar	789	714	75
Other	438	224	214
	5,419	1,284	4,135

43. Financial risk management (cont'd)

(c) **Interest rate risk**

Interest rate risk is the risk to earnings and economic value of the Group caused by fluctuations in interest rates.

Interest rate exposure arises from differences in the maturity and repricing dates of assets, liabilities and off-balance sheet items. These mismatches are actively monitored and managed as part of the overall interest rate risk management process which is conducted in accordance with the Group's policies as approved by the Asset & Liability Committee.

(i) The table below summarises the effective average interest rates of the financial assets and liabilities as at the balance sheet date by major currency:

	The Group				
	Singapore dollar %	US dollar %	Malaysian ringgit %	Thai baht %	Indonesian rupiah %
2007					
Assets					
Placements with central banks	**2.54**	**1.38**	**3.53**	**3.22**	**6.13**
Placements and balances with banks and agents	**1.76**	**5.22**	**3.57**	**0.37**	**6.91**
Loans to non-bank customers	**4.58**	**6.50**	**6.21**	**6.74**	**12.48**
Securities	**2.48**	**6.07**	**4.00**	**3.34**	**10.50**
Liabilities					
Deposits of non-bank customers	**1.88**	**3.93**	**3.20**	**2.28**	**5.27**
Deposits and balances of banks and agents and debts issued	**2.58**	**4.94**	**3.52**	**2.69**	**7.65**
2006					
Assets					
Placements with central banks	3.41	1.38	3.59	4.95	10.93
Placements and balances with banks and agents	3.41	5.19	3.62	4.93	8.77
Loans to non-bank customers	4.66	6.48	6.46	7.14	15.47
Securities	3.32	5.34	4.33	3.45	12.32
Liabilities					
Deposits of non-bank customers	2.39	4.29	3.20	3.09	7.46
Deposits and balances of banks and agents and debts issued	3.89	5.31	3.52	3.69	9.25

43. **Financial risk management** (cont'd)

(c) **Interest rate risk** (cont'd)

(ii) The table below shows the interest rate sensitivity gap by time band based on the earlier of contractual repricing date and maturity date. Actual repricing dates may differ from contractual dates due to prepayment of loans or early withdrawal of deposits.

	The Group							
	Up to 7 days $'million	Over 7 days to 1 month $'million	Over 1 to 3 months $'million	Over 3 to 12 months $'million	Over 1 to 3 years $'million	Over 3 years $'million	Non-interest bearing $'million	Total $'million
2007								
Cash, balances and placements with central banks	697	5,770	7,015	1,248	-	-	2,937	17,667
Securities^	307	3,032	5,615	6,050	5,502	8,799	3,137	32,442
Placements and balances with banks and agents^	2,982	5,963	4,242	1,819	98	-	103	15,207
Loans to non-bank customers	19,150	42,922	13,286	8,722	5,679	1,668	1,242	92,669
Investment in associates	-	-	-	-	-	-	1,261	1,261
Intangible assets	-	-	-	-	-	-	4,265	4,265
Other	279	-	-	-	-	-	11,160	11,439
Total assets	23,415	57,687	30,158	17,839	11,279	10,467	24,105	174,950
Deposits and balances of non-bank customers	26,341	39,365	16,012	13,010	1,377	608	10,254	106,967
Deposits and balances of banks and agents, and bills and drafts payable	5,984	17,865	6,578	1,381	-	-	2,107	33,915
Debts issued	276	428	409	234	112	5,218	(11)	6,666
Other	1,329	-	-	-	-	-	8,347	9,676
Total liabilities	33,930	57,658	22,999	14,625	1,489	5,826	20,697	157,224
Equity attributable to								
Equity holders of the Bank	-	-	-	-	-	-	17,329	17,329
Minority interests	-	-	-	-	-	-	397	397
Total equity	-	-	-	-	-	-	17,726	17,726
Net on-balance sheet position	(10,515)	29	7,159	3,214	9,790	4,641	(14,318)	
Net off-balance sheet position	184	(2,441)	1,207	(509)	44	1,500	15	
Net interest rate sensitivity gap	(10,331)	(2,412)	8,366	2,705	9,834	6,141	(14,303)	

^ *Include assets pledged.*

43. Financial risk management (cont'd)

(c) **Interest rate risk** (cont'd)

(ii) (cont'd)

	The Group							
	Up to 7 days $'million	Over 7 days to 1 month $'million	Over 1 to 3 months $'million	Over 3 to 12 months $'million	Over 1 to 3 years $'million	Over 3 years $'million	Non-interest bearing $'million	Total $'million
2006								
Cash, balances and placements with central banks	2,567	3,999	3,466	3,750	–	–	2,519	16,301
Securities^	100	2,734	5,877	4,427	3,752	8,293	2,098	27,281
Placements and balances with banks and agents^	4,934	8,140	8,715	2,415	77	1	244	24,526
Loans to non-bank customers	18,845	25,924	13,474	9,716	5,636	1,642	1,470	76,707
Investment in associates	–	–	–	–	–	–	1,184	1,184
Intangible assets	–	–	–	–	–	–	4,293	4,293
Other	–	–	–	–	–	–	10,056	10,056
	26,446	40,797	31,532	20,308	9,465	9,936	21,864	160,348
Assets of SPE *								964
Total assets								161,312
Deposits and balances of non-bank customers	32,686	24,720	12,540	15,086	1,622	949	7,975	95,578
Deposits and balances of banks and agents, and bills and drafts payable	7,995	14,326	7,401	2,232	11	9	1,716	33,690
Debts issued	47	117	211	207	21	5,365	(175)	5,793
Other	–	–	–	–	–	–	8,101	8,101
	40,728	39,163	20,152	17,525	1,654	6,323	17,617	143,162
Liabilities of SPE *								974
Total liabilities								144,136
Equity attributable to								
Equity holders of the Bank	–	–	–	–	–	–	16,801	16,801
Minority interests	–	–	–	–	–	–	385	385
	–	–	–	–	–	–	17,186	17,186
SPE *								(10)
Total equity								17,176
Net on-balance sheet position	(14,282)	1,634	11,380	2,783	7,811	3,613	(12,939)	
Net off-balance sheet position	(1,400)	(2,468)	(1,238)	2,704	2,847	(445)	–	
Net interest rate sensitivity gap	(15,682)	(834)	10,142	5,487	10,658	3,168	(12,939)	

^ *Include assets pledged.*
* *After elimination of inter-company balances.*

43. Financial risk management (cont'd)

(c) Interest rate risk (cont'd)

(iii) The table below shows the net interest income and economic value of equity ("EVE") at risk sensitivities for 50 basis points ("bp") and 200 bp parallel rate shock on the static banking book. EVE is the present value of assets less present value of liabilities of the Group.

	The Group			
	Net Interest Income		**Economic Value of Equity**	
	2007	2006	**2007**	2006
	$'million	$'million	**$'million**	$'million
50 bp change	**(20)**	(26)	**(229)**	(207)
200 bp change	**(79)**	(106)	**(915)**	(827)

(d) Liquidity risk

Liquidity risk is the risk that the Group is unable to meet its financial obligations as and when they fall due, such as upon maturity of deposits and draw-down of loans.

The Group manages liquidity risk in accordance with the liquidity framework, comprising liquidity policies, controls and limits approved by the Asset & Liability Committee. The main objectives are honouring all cash outflow commitments on an on-going basis, satisfying statutory liquidity and reserve requirements, and avoiding raising funds at market premiums or through forced sale of assets. These controls and policies include setting of cash flow mismatch limits, monitoring of liquidity early warning indicators, stress test analysis of cash flows in liquidity crisis scenarios and establishment of a comprehensive contingency funding plan. The Group is also required by the respective local regulators to maintain a certain percentage of its liability base in the form of cash and other liquid assets as a buffer against unforeseen liquidity requirements.

43. Financial risk management (cont'd)

(d) **Liquidity risk** (cont'd)

(i) The following table shows the maturity analysis of the Group's assets and liabilities based on remaining contractual maturities:

	The Group							
	Up to 7 days $'million	Over 7 days to 1 month $'million	Over 1 to 3 months $'million	Over 3 to 12 months $'million	Over 1 to 3 years $'million	Over 3 years $'million	No specific maturity $'million	Total $'million
2007								
Cash, balances and placements with central banks	1,825	5,056	7,049	1,251	35	155	2,296	17,667
Securities^	391	1,877	3,244	5,663	6,163	12,624	2,480	32,442
Placements and balances with banks and agents^	4,501	3,842	4,501	1,984	286	99	(6)	15,207
Loans to non-bank customers	12,223	11,933	11,143	10,658	9,958	36,050	704	92,669
Investment in associates	–	–	–	–	–	–	1,261	1,261
Intangible assets	–	–	–	–	–	–	4,265	4,265
Other	151	314	199	156	91	390	10,138	11,439
Total assets	19,091	23,022	26,136	19,712	16,533	49,318	21,138	174,950
Deposits and balances of non-bank customers	40,900	33,808	15,414	12,257	1,802	2,176	610	106,967
Deposits and balances of banks and agents, and bills and drafts payable	10,900	13,365	6,781	1,270	40	75	1,484	33,915
Debts issued	279	200	136	322	371	5,369	(11)	6,666
Other	188	336	183	208	93	24	8,644	9,676
Total liabilities	52,267	47,709	22,514	14,057	2,306	7,644	10,727	157,224
Equity attributable to								
Equity holders of the Bank	–	–	–	–	–	–	17,329	17,329
Minority interests	–	–	–	–	–	–	397	397
Total equity	–	–	–	–	–	–	17,726	17,726
Net maturity mismatch	(33,176)	(24,687)	3,622	5,655	14,227	41,674	(7,315)	

^ *Include assets pledged.*

43. Financial risk management (cont'd)

(d) Liquidity risk (cont'd)

(i) (cont'd)

	The Group							
	Up to 7 days $'million	Over 7 days to 1 month $'million	Over 1 to 3 months $'million	Over 3 to 12 months $'million	Over 1 to 3 years $'million	Over 3 years $'million	No specific maturity $'million	Total $'million
2006								
Cash, balances and placements with central banks	3,633	3,922	3,467	3,749	–	–	1,530	16,301
Securities^	124	1,592	3,536	4,378	4,454	11,189	2,008	27,281
Placements and balances with banks and agents^	6,633	8,217	6,804	2,412	269	195	(4)	24,526
Loans to non-bank customers	9,671	9,077	9,842	8,793	8,214	29,492	1,618	76,707
Investment in associates	–	–	–	–	–	–	1,184	1,184
Intangible assets	–	–	–	–	–	–	4,293	4,293
Other	167	283	250	227	203	570	8,356	10,056
	20,228	23,091	23,899	19,559	13,140	41,446	18,985	160,348
Assets of SPE *								964
Total assets								161,312
Deposits and balances of non-bank customers	41,288	23,684	12,162	14,372	1,548	2,245	279	95,578
Deposits and balances of banks and agents, and bills and drafts payable	8,411	14,470	8,223	2,303	54	12	217	33,690
Debts issued	47	4	10	76	163	5,668	(175)	5,793
Other	182	170	99	111	9	14	7,516	8,101
	49,928	38,328	20,494	16,862	1,774	7,939	7,837	143,162
Liabilities of SPE *								974
Total liabilities								144,136
Equity attributable to								
Equity holders of the Bank	–	–	–	–	–	–	16,801	16,801
Minority interests	–	–	–	–	–	–	385	385
	–	–	–	–	–	–	17,186	17,186
SPE *								(10)
Total equity								17,176
Net maturity mismatch	(29,700)	(15,237)	3,405	2,697	11,366	33,507	(6,038)	

^ *Include assets pledged.*

* *After elimination of inter-company balances.*

The contractual maturity profile often does not reflect the actual behavioural patterns. In particular, the Group has a significant amount of "core deposits" of non-bank customers which are contractually at call (included in the "Up to 7 days" time band) but historically a stable source of long-term funding for the Group.

43. Financial risk management (cont'd)

(d) **Liquidity risk** (cont'd)

(i) (cont'd)

In addition to the above, the Group is also subject to liquidity requirements to support calls under outstanding contingent liabilities and undrawn credit facility commitments as disclosed in Notes 35 and 38. The total outstanding contractual amounts do not represent future cash requirements since the Group expects many of these contingent liabilities and commitments (such as direct credit substitutes and undrawn credit facilities) to expire without being called or drawn upon, and many of the contingent liabilities (such as letters of credit) are reimbursable by customers.

(ii) The following table shows the maturity analysis of the Group's assets and liabilities with behavioural adjustments on significant balance sheet items from major centres including Singapore, Malaysia and Thailand. These balance sheet items have actual maturity dates that differ substantially from their contractual profile estimated based on the following methodologies:

- Loans and deposits that do not have maturity dates, for example current accounts, are generally estimated based on their past statistics and trend. This would include fixed deposit portfolio that is frequently rolled over. There may be some differences in the assumptions across geographical locations due to variation in local conditions.
- Other balance sheet items like credit cards are generally estimated based on inputs from the business units on the behavioural patterns of the customers.

	The Group					
	Up to 7 days $'million	Over 7 days to 1 month $'million	Over 1 to 3 months $'million	Over 3 to 12 months $'million	Over 1 year $'million	Total $'million
2007						
Cash, balances and placements with central banks	1,887	5,056	7,049	1,251	2,424	17,667
Securities ^	391	1,877	3,244	5,663	21,267	32,442
Placements and balances with banks and agents ^	4,501	3,842	4,501	1,984	379	15,207
Loans to non-bank customers	5,853	11,968	11,238	11,170	52,440	92,669
Investment in associates	–	–	–	–	1,261	1,261
Intangible assets	–	–	–	–	4,265	4,265
Other	151	314	199	156	10,619	11,439
Total assets	12,783	23,057	26,231	20,224	92,655	174,950
Deposits and balances of non-bank customers	3,913	4,586	526	(7,084)	105,026	106,967
Deposits and balances of banks and agents, and bills and drafts payable	11,067	13,368	6,781	1,270	1,429	33,915
Debts issued	279	200	136	322	5,729	6,666
Other	188	336	183	208	8,761	9,676
Total liabilities	15,447	18,490	7,626	(5,284)	120,945	157,224
Equity attributable to						
Equity holders of the Bank	–	–	–	–	17,329	17,329
Minority interests	–	–	–	–	397	397
Total equity	–	–	–	–	17,726	17,726
Net maturity mismatch	(2,664)	4,567	18,605	25,508	(46,016)	

^ *Include assets pledged.*

43. Financial risk management (cont'd)
(d) **Liquidity risk** (cont'd)
(ii) (cont'd)

	The Group					
	Up to 7 days $'million	Over 7 days to 1 month $'million	Over 1 to 3 months $'million	Over 3 to 12 months $'million	Over 1 year $'million	Total $'million
2006						
Cash, balances and placements with central banks	3,633	3,922	3,467	3,749	1,530	16,301
Securities^	124	1,592	3,536	4,378	17,651	27,281
Placements and balances with banks and agents^	6,633	8,217	6,804	2,412	460	24,526
Loans to non-bank customers	3,216	9,160	10,016	10,067	44,248	76,707
Investment in associates	–	–	–	–	1,184	1,184
Intangible assets	–	–	–	–	4,293	4,293
Other	162	283	250	227	9,134	10,056
	13,768	23,174	24,073	20,833	78,500	160,348
Assets of SPE *						964
Total assets						161,312
Deposits and balances of non-bank customers	4,961	5,464	1,453	3,357	80,343	95,578
Deposits and balances of banks and agents, and bills and drafts payable	8,411	14,470	8,223	2,303	283	33,690
Debts issued	47	4	10	76	5,656	5,793
Other	183	150	89	92	7,587	8,101
	13,602	20,088	9,775	5,828	93,869	143,162
Liabilities of SPE *						974
Total liabilities						144,136
Equity attributable to						
Equity holders of the Bank	–	–	–	–	16,801	16,801
Minority interests	–	–	–	–	385	385
	–	–	–	–	17,186	17,186
SPE *						(10)
Total equity						17,176
Net maturity mismatch	166	3,086	14,298	15,005	(32,555)	

^ *Include assets pledged.*
* *After elimination of inter-company balances.*

43. Financial risk management (cont'd)

(e) **Value-at-risk ("VaR")**

Value-at-risk for the Group is the potential loss not exceeded at the 99% confidence level over the next one business day. The level of VaR is dependent on the exposures, as well as market prices and volatilities. The table below shows the VaR profile by risk classes.

	The Group			
	Year end $'million	**High $'million**	**Low $'million**	**Average $'million**
2007+				
Interest rate	**2.38**	**4.32**	**0.90**	**2.45**
Foreign exchange	**1.62**	**3.71**	**0.80**	**1.86**
Equity	**2.63**	**5.85**	**1.22**	**3.41**
Commodity^	**0.02**	**0.19**	**<**	**0.03**
Diversification effect	**(4.03)**	*****	*****	**(3.99)**
Total VaR	**2.62**	**5.91**	**1.66**	**3.76**
2006#				
Interest rate	1.15	4.43	1.09	2.50
Foreign exchange	1.70	2.37	0.25	0.99
Equity/volatility	1.12	3.78	0.69	1.63
Diversification effect	(1.87)	*	*	(2.15)
Total VaR	2.10	5.20	1.60	2.97

\+ *Total VaR is on historical simulation approach. VaR by risk class has migrated from variance covariance approach in 2006 to historical simulation approach in 2007.*

^ *Commodity risk class VaR was separated as an individual risk class from August 2007. Prior to August 2007, it was computed as part of foreign exchange risk class.*

< *Less than $5,000.*

\# *2006 VaR was computed at 95% confidence level over the next one business day.*

* *Not meaningful to compute diversification effect because the high and low of each risk class may occur on different days.*

44. Capital management

The Group's capital management objective is to maintain an optimal level of capital. Policies are set to ensure that the capital maintained is adequate to support business growth, commensurate with the Group's risk profile and meet the regulatory requirements. Other factors such as shareholder returns, return on equity and rating targets are also considered. The policies endorsed by the Board of Directors are overseen by senior management. The Board and senior management are also responsible for the active management of the Group's capital resources, including raising new capital or returning capital to shareholders by way of dividend payments or share buyback.

The Group computes its capital adequacy ratios in accordance with MAS Notice 637 Risk-Based Capital Adequacy Requirements for Banks Incorporated in Singapore. In March 2007, MAS lowered the tier 1 capital adequacy requirement from 7% to 6%. MAS also made other changes, including allowing up to 50% of tier 2 capital to comprise new lower tier 2 capital instruments.

The Bank and the Group are required to maintain minimum tier 1 and total capital ratios of 6% and 10% respectively. The Group's tier 1 capital comprises mainly share capital, reserves and retained profits, and tier 2 capital comprises qualifying subordinated notes and collective impairment provision. Risk-weighted assets include both on-balance sheet and off-balance sheet exposures adjusted for credit and market risks.

44. Capital management (cont'd)

	The Group	
	2007 $'million	2006 $'million
Tier 1 capital		
Share capital	**2,014**	2,247
Subsidiary preference shares	**832**	832
Disclosed reserves/other	**13,894**	13,116
Deduction of intangible assets	**(4,279)**	(4,307)
	12,461	11,888
Upper tier 2 capital		
Cumulative collective impairment/other	**1,511**	1,457
Subordinated notes	**5,196**	5,211
	6,707	6,668
Deductions from tier 1 and upper tier 2 capital	**(1,086)**	(911)
Total capital	**18,082**	17,645
Risk-weighted assets (including market risk)	**124,772**	108,405
Capital adequacy ratios (%)		
Tier 1	**10.0**	11.0
Total	**14.5**	16.3

45. Authorisation of financial statements

The financial statements were authorised for issue by the Board of Directors on 27 February 2008.

UNITED OVERSEAS BANK LIMITED
(Incorporated in Singapore)
AND ITS SUBSIDIARIES

31 December 2007

INVESTOR REFERENCE

10-YEAR GROUP FINANCIAL SUMMARY

($'million)

	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Net profit after tax	**2,109**	2,570	1,709	1,452	1,202	1,006	925	913	760	332
Cash, placements and balances with banks and agents, government securities and trading securities	**45,899**	51,307	53,481	48,566	37,344	33,814	39,286	31,222	24,681	19,609
Investments, including investments in associates and assets held for sale	**20,678**	18,791	11,729	10,311	6,819	5,220	5,212	2,017	1,681	1,574
Loans to non-bank customers	**92,669**	76,875	67,142	64,300	59,297	58,884	60,892	30,045	27,259	27,653
Properties, other fixed assets and other assets	**11,439**	10,046	8,451	7,826	6,520	5,846	4,721	3,040	3,153	1,953
Intangible assets	**4,265**	4,293	4,270	3,876	3,466	3,666	3,777	-	-	-
Total assets	**174,950**	161,312	145,073	134,879	113,446	107,430	113,888	66,324	56,774	50,789
Represented by:										
Deposits	**139,059**	129,000	114,958	107,213	88,702	87,221	92,544	56,837	47,207	42,598
Bills and drafts payable, other liabilities and minority interests	**11,896**	8,925	8,078	7,138	7,266	5,449	4,470	2,519	3,376	2,313
Debts issued	**6,666**	6,596	7,108	7,089	4,196	2,147	4,157	-	-	-
Equity attributable to equity holders of the Bank	**17,329**	16,791	14,929	13,439	13,282	12,613	12,717	6,968	6,191	5,878
Total liabilities and equity	**174,950**	161,312	145,073	134,879	113,446	107,430	113,888	66,324	56,774	50,789
US$/S$ exchange rate as at 31 December	**1.4378**	1.5325	1.6631	1.6338	1.7008	1.7359	1.8510	1.7320	1.6665	1.6605

Note:
Assets pledged under repurchase agreements were included in the respective asset items.

UOB SHARE PRICE AND TURNOVER



Monthly turnover ('000)
$ per share
250000
240000
230000
220000
210000
200000
190000
180000
170000
160000
150000
140000
130000
120000
110000
100000
90000
80000
70000
60000
50000
40000
30000
20000
10000
0
25
24
23
22
21
20
19
18
17
16
15
14
13
12
11
10
9
8
7
6
5
4
3
2
1
0
Monthly turnover ('000)
$ per share
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Share price	1998	1999	2000	2001	2002	2003	2004	2005	2006	**2007**
Highest ($)	7.86	15.30	15.40	14.20	15.30	14.60	14.50	15.20	19.40	**24.20**
Lowest ($)	2.78	5.97	9.40	8.50	11.20	9.25	12.40	13.50	14.20	**18.40**
Average ($)	5.32	10.64	12.40	11.35	13.25	11.93	13.45	14.35	16.80	**21.30**
Last done ($)	6.20	14.70	13.00	12.70	11.80	13.20	13.80	14.60	19.40	**19.90**

Group ratios										
Dividend cover (times)	2.50	1.83	2.89	2.17	1.40	1.61	1.95	1.57	2.08	**1.89**
Net asset value per ordinary share ($)	5.62	5.89	6.62	8.09	8.03	8.45	8.75	9.17	10.48	**10.91**
Earnings per ordinary share ($)	0.32	0.72	0.87	0.77	0.64	0.76	0.93	1.11	1.65	**1.36**
Net dividend per ordinary share (cents)	13.32	39.86	30.05	30.83	45.83	47.60	48.00	70.80	81.20	**73.70**
Net dividend yield (%)	2.50	3.75	2.42	2.75	3.46	3.99	3.57	4.93	4.83	**3.46**
Price earning ratio (times)	16.63	14.78	14.25	14.74	20.70	15.59	14.52	12.90	10.17	**15.66**

Notes:

[1] *On 15 November 1999, UOB's local and foreign share counters were merged and commenced trading on the Singapore Exchange as a single counter.*

[2] *Share prices and turnover reflect transactions recorded on the Singapore Exchange.*

[3] *Share prices and earnings per ordinary share have been adjusted for bonus issues in 1999.*

[4] *Average share prices are used in computing net dividend yield and price earning ratio.*

[5] *Dividend per ordinary share*

2002: Include net special dividend of 14.63 cents in specie of shares in Haw Par Corporation Limited.

2005: Include net special dividend of 22.80 cents in specie of shares in United Overseas Land Limited.

2006: Include net special dividend of 24.20 cents.

2007: Include net special dividend of 12.30 cents.

STATISTICS OF SHAREHOLDINGS
as at 10 March 2008

Distribution of Shareholdings

Size of Shareholdings	No. of Shareholders	%	No. of Shares (excluding treasury shares)	%
1 – 999	7,100	25.74	1,922,331	0.13
1,000 – 10,000	17,705	64.20	48,574,094	3.23
10,001 – 1,000,000	2,711	9.83	130,983,256	8.70
1,000,001 and above	64	0.23	1,323,986,944	87.94
	27,580	100.00	1,505,466,625	100.00

Public Float

Rule 723 of the Listing Manual of the Singapore Exchange Securities Trading Limited requires that at least 10% of the total number of issued shares excluding treasury shares (excluding preference shares and convertible equity securities) of a listed company in a class that is listed is at all times held by the public.

Based on information available to the Company as at 10 March 2008, approximately 76% of the issued ordinary shares of the Company was held by the public and therefore, Rule 723 of the Listing Manual has been complied with.

Twenty Largest Shareholders (As shown in the Register of Members and Depository Register)

Name of Shareholders	No. of Shares	% *
DBS Nominees Pte Ltd	320,666,113	21.30
HSBC (Singapore) Nominees Pte Ltd	123,621,818	8.21
DBSN Services Pte Ltd	115,252,870	7.66
Wee Investments Private Ltd	112,809,184	7.49
Citibank Nominees S'pore Pte Ltd	96,357,003	6.40
United Overseas Bank Nominees (Pte) Ltd	87,601,229	5.82
Wah Hin and Company Private Limited	81,221,771	5.40
Tai Tak Estates Sendirian Berhad	67,445,739	4.48
UOB Kay Hian Pte Ltd	65,824,734	4.37
Raffles Nominees Pte Ltd	51,524,883	3.42
C Y Wee & Co Pte Ltd	32,245,653	2.14
UOB Nominees (2006) Pte Ltd	17,065,221	1.13
Wee Cho Yaw	16,390,248	1.09
Tee Teh Sdn Berhad	10,519,954	0.70
DB Nominees (S) Pte Ltd	9,064,680	0.60
Merrill Lynch (S'pore) Pte Ltd	6,726,319	0.45
Morgan Stanley Asia (S'pore) Securities Pte Ltd	5,752,908	0.38
Overseas Union Insurance, Ltd - Offshore Insurance Fund	5,425,760	0.36
Aranda Investments Pte Ltd	5,087,000	0.34
Ho Sim Guan	4,591,000	0.30
	1,235,194,087	82.04

* *Percentage is calculated based on the total number of issued shares, excluding treasury shares, of the Bank.*

STATISTICS OF SHAREHOLDINGS

as at 10 March 2008

Substantial Shareholders (As shown in the Register of Substantial Shareholders)

	Shareholdings registered in the name of substantial shareholders	Other shareholdings in which substantial shareholders are deemed to have an interest	Total Interest	
Name of Substantial Shareholders	**No. of Shares**	**No. of Shares**	**No. of Shares**	**Percentage of shares ***
Estate of Lien Ying Chow, deceased	316,516	81,331,554 [1]	81,648,070	5.42
Lien Ying Chow Private Limited	–	81,231,771 [1]	81,231,771	5.40
Wah Hin and Company Private Limited	81,221,771	10,000 [2]	81,231,771	5.40
Sandstone Capital Pte Ltd	10,000	81,221,771 [3]	81,231,771	5.40
Wee Cho Yaw	16,390,248	244,459,557 [4]	260,849,805	17.33
Wee Ee Cheong	2,865,357	146,030,553 [4]	148,895,910	9.89
Wee Ee Chao	141,164	115,802,696 [4]	115,943,860	7.70
Wee Ee Lim	1,606,834	146,033,758 [4]	147,640,592	9.81
Wee Investments Private Ltd	112,809,021	171,021	112,980,042	7.50

* *Percentage is calculated based on the total number of issued shares, excluding treasury shares, of the Bank.*

Notes:

(1) Estate of Lien Ying Chow, deceased and Lien Ying Chow Private Limited are each deemed to have an interest in the 81,231,771 UOB shares in which Wah Hin and Company Private Limited has an interest.

(2) Wah Hin and Company Private Limited is deemed to have an interest in the 10,000 UOB shares held by Sandstone Capital Pte Ltd.

(3) Sandstone Capital Pte Ltd is deemed to have an interest in the 81,221,771 UOB shares held by Wah Hin and Company Private Limited.

(4) Wee Cho Yaw, Wee Ee Cheong, Wee Ee Chao and Wee Ee Lim are each deemed to have an interest in Wee Investments Private Ltd's total direct and deemed interests of 112,980,042 UOB shares.

10-YEAR ORDINARY SHARE CAPITAL SUMMARY

Year	Particulars	Number of ordinary shares		
		Issued	Held in treasury	In circulation
1998	Exercise of share options	33,000		
	Balance at year end	994,735,994		994,735,994
1999	Exercise of share options	4,803,000		
	Bonus issue of 50 for 1,000 local shares and 56 for 1,000 foreign shares	52,322,837		
	Balance at year end	1,051,861,831		1,051,861,831
2000	Exercise of share options	589,000		
	Balance at year end	1,052,450,831		1,052,450,831
2001	Exercise of share options	377,000		
	Acquisition of 100% of Overseas Union Bank Limited	518,280,794		
	Balance at year end	1,571,108,625		1,571,108,625
2002	Exercise of share options	494,000		
	Balance at year end	1,571,602,625		1,571,602,625
2003	Exercise of share options	61,000		
	Balance at year end	1,571,663,625		1,571,663,625
2004	Exercise of share options	1,008,000		
	Share buyback and cancelled	(36,417,000)		
	Balance at year end	1,536,254,625		1,536,254,625
2005	Exercise of share options	1,588,000		
	Balance at year end	1,537,842,625		1,537,842,625
2006	Exercise of share options	1,501,000		
	Share buyback and cancelled	(16,068,000)		
	Balance at year end	1,523,275,625		1,523,275,625
2007	Exercise of share options	484,000		
	Share buyback and held in treasury		(11,597,000)	
	Balance at year end	1,523,759,625	(11,597,000)	1,512,162,625

BANKING SERVICES

Singapore

United Overseas Bank Limited
80 Raffles Place
UOB Plaza
Singapore 048624
Telephone: (65) 6533 9898
Facsimile: (65) 6534 2334
SWIFT: UOVBSGSG
Website: www.uobgroup.com

United Overseas Bank Limited has 64 branches in Singapore.

Far Eastern Bank Limited
(a subsidiary)
156 Cecil Street, #01-00
Far Eastern Bank Building
Singapore 069544
Telephone: (65) 6221 9055
Facsimile: (65) 6224 2263
Website: www.uobgroup.com

Australia

UOB Sydney Branch
United Overseas Bank Building
Level 9, 32 Martin Place
Sydney, NSW 2000
Telephone: (61)(2) 9221 1924
Facsimile: (61)(2) 9221 1541
SWIFT: UOVBAU2S
Email: UOB.Sydney@UOBgroup.com
Country Head, Australia & New Zealand: Peter Mackinlay
General Manager, Operations: Yeo Aik Leng Eric
General Manager, Business Development: Tan Kok Soon David

Brunei

UOB Bandar Seri Begawan Branch
Units 10 & 11, Bangunan D'Amin Jaya
Lot 54989, Kampong Kiarong
Bandar Seri Begawan BE1318
Telephone: (673)(2) 225 477/ 222 210/220 380
Facsimile: (673)(2) 240 792
Cable: OVERSUNION BSB
Telex: OUB BU 2256
SWIFT: UOVBBNBB
Email: uobbsb@brunet.bn
General Manager: Lai Ted Min George

UOB Kuala Belait Branch
Chinese Chamber of Commerce Building
Ground Floor
Lot 104, Jalan Bunga Raya
Kuala Belait KA1131
Telephone: (673)(3) 331 889/341 012
Facsimile: (673)(3) 331 391
Email: uobkb@brunet.bn
Branch Manager: Shim Shoon Chong

Canada

UOB Vancouver Branch
Vancouver Centre, #1680
650 West Georgia Street
P.O. Box 11616
Vancouver, British Columbia
Canada V6B 4N9
Telephone: (1)(604) 662 7055
Facsimile: (1)(604) 662 3356
Telex: 04-507520 TYEHUA VCR
Email: UOB.Vancouver@UOBgroup.com
General Manager: Koh Kok Jin

China

United Overseas Bank (China) Limited
(a subsidiary)
13F-14F, No. 1118
Shanghai Erdos International Mansion
Pudong South Road
Pudong New Area
Shanghai 200122
Telephone: (86)(21) 3852 8188
Facsimile: (86)(21) 3852 8189
SWIFT: UOVBCNSH
Email: UOB.China@UOBgroup.com
Chief Executive Officer: Quek Cher Teck

United Overseas Bank (China) Limited has eight branches in China.

Hong Kong S.A.R.

UOB Central Branch
United Overseas Bank Building
54-58 Des Voeux Road
Central, Hong Kong S.A.R.
Telephone: (852) 2842 5666
Facsimile: (852) 2537 7890
Telex: 74581 TYHUA HX
SWIFT: UOVBHKHH
Email: UOB.HongKong@UOBgroup.com
Chief Executive Officer: Chan Tze Leung Robert
Deputy Chief Executive Officer: Chow Yew Hon

UOB Hong Kong Main Branch
Gloucester Tower, 25/F
The Landmark
11 Pedder Street
Central, Hong Kong S.A.R.
Telephone: (852) 2521 1521/2910 8888
Facsimile: (852) 2810 5506
Telex: 74581 TYHUA HX
SWIFT: UOVBHKHH
Email: UOB.HongKong@UOBgroup.com
Chief Executive Officer: Chan Tze Leung Robert
Deputy Chief Executive Officer: Chow Yew Hon

UOB Mongkok Branch
794 Nathan Road
Ground Floor
Kowloon, Hong Kong S.A.R.
Telephone: (852) 2381 2292
Facsimile: (852) 2397 4564
Email: UOB.HongKong@UOBgroup.com
Chief Executive Officer: Chan Tze Leung Robert
Deputy Chief Executive Officer: Chow Yew Hon

UOB Sheung Wan Branch
Cosco Tower
Units 1607-1614, 16/F
183 Queen's Road
Central, Hong Kong S.A.R.
Telephone: (852) 2910 8833
Facsimile: (852) 2810 5773/2537 7653
Email: UOB.HongKong@UOBgroup.com
Chief Executive Officer: Chan Tze Leung Robert
Deputy Chief Executive Officer: Chow Yew Hon

UOB Yaumatei Branch
554 Nathan Road
Ground Floor
Kowloon, Hong Kong S.A.R.
Telephone: (852) 2532 6888
Facsimile: (852) 2388 2613
Email: UOB.HongKong@UOBgroup.com
Chief Executive Officer: Chan Tze Leung Robert
Deputy Chief Executive Officer: Chow Yew Hon

Indonesia

UOB Jakarta Representative Office
Sona Topas Tower, 2nd Floor
Jalan Jend. Sudirman Kav. 26
Jakarta 12920
Telephone: (62)(21) 250 6382
Facsimile: (62)(21) 250 6379
Chief Representative:
Utami Dewi Suhadi

PT Bank UOB Indonesia
(a subsidiary)
Sona Topas Tower, 1st-3rd Floors
Jalan Jend. Sudirman Kav. 26
Jakarta 12920
Telephone: (62)(21) 250 6330
Facsimile: (62)(21) 250 6331
Telex: 760418UOBIA
SWIFT: UOBBIDJA
Email: UOB.Jakarta@UOBgroup.com
President Director: Iwan Satawidinata

PT Bank UOB Indonesia has
ten branches in Indonesia.

PT Bank UOB Buana Tbk.
(a subsidiary)
Jalan Gajah Mada No. 1A
Jakarta 10130
Telephone: (62)(21) 6386 5927/
633 0585/6386 5931
Facsimile: (62)(21) 632 4467/632 2373
SWIFT: BBIJIDJA
Website: www.uobbuana.com
President Director:
Armand Bachtiar Arief
Vice President Director:
Wang Lian Khee

PT Bank UOB Buana Tbk. has
205 branches in Indonesia.

Japan

UOB Tokyo Branch
Shin Kokusai Building, 3-4-1
Marunouchi, Chiyoda-ku
Tokyo 100-0005
Telephone: (81)(3) 3216 4251
Facsimile: (81)(3) 3216 4254
SWIFT: UOVBJPJT
Email: UOB.Tokyo@UOBgroup.com
General Manager: Wong Kwong Yew

Malaysia

UOB Labuan Branch
Level 6A, Main Office Tower
Financial Park Labuan Complex
Jalan Merdeka
87000 Labuan F T Malaysia
Telephone: (60)(87) 424 388
Facsimile: (60)(87) 424 389
Telex: MA 87026 TYEHUA
Email: UOB.Labuan@UOBgroup.com
Acting General Manager:
Ng Bee Hoon Angie

United Overseas Bank (Malaysia) Bhd
(a subsidiary)
Menara UOB
Jalan Raja Laut
P.O. Box 11212
50738 Kuala Lumpur
Telephone: (60)(3) 2692 7722
Facsimile: (60)(3) 2691 0281
Cable: BANKUOBMKUALALUMPUR
Telex: MA 34191 UOBMHO
SWIFT: UOVBMYKL
Email: uob121@uob.com.my
Website: www.uob.com.my
Director & Chief Executive Officer:
Chan Kok Seong

United Overseas Bank (Malaysia) Bhd
has 41 branches in Malaysia.

Myanmar

UOB Yangon Representative Office
48 Aung Teza Street, 6th Ward
High Land Avenue
Mayangone Township
Yangon
Telephone: (95)(1) 667 818
Facsimile: (95)(1) 544 126
Email: UOB.Yangon@UOBgroup.com
Chief Representative: Hla Thaung

Philippines

United Overseas Bank Philippines (A Thrift Bank)
(a subsidiary)
Pacific Star Building
17th Floor
Sen. Gil Puyat Avenue corner
Makati Avenue
Makati City
Telephone: (63)(2) 6700 8686
Facsimile: (63)(2) 811 5917
SWIFT: UOVBPHMM
Email: info@uob.com.ph
President & Chief Executive Officer:
Emmanuel T. Mangosing

South Korea

UOB Seoul Branch
Suite 1508, Kyobo Building 1, 1-Ga
Jongno, Jongno-Gu
Seoul 110-714
Telephone: (82)(2) 739 3916/9
Facsimile: (82)(2) 730 9570
SWIFT: UOVBKRSE
Telex: K28978 TYEHUA
Email: UOB.Seoul@UOBgroup.com
General Manager:
Chung Kok Kai Steven

Taiwan

UOB Taipei Branch
Union Enterprise Plaza, 16th Floor
109 Minsheng East Road
Section 3, Taipei 105
Telephone: (886)(2) 2715 0125
Facsimile: (886)(2) 2713 7456
Telex: 26147 TYEHUA
Email: UOB.Taipei@UOBgroup.com
General Manager: Teh Wee Jin

Thailand

United Overseas Bank (Thai) Public Company Limited
(a subsidiary)
191 South Sathon Road
Sathon
Bangkok 10120
Telephone: (66)(2) 343 3000
Facsimile: (66)(2) 287 2973/4
Telex: 84351 BKASIA TH
SWIFT: BKASTHBK
Website: www.uob.co.th
President & Chief Executive Officer: Wong Kim Choong
Deputy President & Deputy Chief Executive Officer: Chua Teng Hui

United Overseas Bank (Thai) Public Company Limited has 152 branches in Thailand.

United Kingdom

UOB London Branch
19 Great Winchester Street
London EC2N 2BH
Telephone: (44)(207) 628 3504
Facsimile: (44)(207) 628 3433
Cable: TYEHUABANK
Telex: 8954292 TYEHUA G
SWIFT: UOVBGB2L
Email: UOB.London@UOBgroup.com
General Manager: Ho Chai Seng

United States Of America

UOB New York Agency
UOB Building
592 Fifth Avenue
10th Floor, 48th Street
New York, NY 10036
Telephone: (1)(212) 382 0088
Facsimile: (1)(212) 382 1881
Cable: TYEHUABANK NEW YORK
Telex: 232265 TYEHUA
SWIFT: UOVBUS33
Email: UOB.NewYork@UOBgroup.com
Agent & General Manager: Lim Phoon Seng George

UOB Los Angeles Agency
777 South Figueroa Street
Suite 518, Los Angeles
California 90017
Telephone: (1)(213) 623 8042
Facsimile: (1)(213) 623 3412
Cable: TYHUABANK LOS ANGELES
Telex: 6831011 TYHUA
Email: UOB.LosAngeles@UOBgroup.com
Agent & General Manager: Chen Hoong

Vietnam

UOB Ho Chi Minh City Branch
Central Plaza Office Building
Ground Floor
17 Le Duan Boulevard
District 1, Ho Chi Minh City
Telephone: (84)(8) 825 1424
Facsimile: (84)(8) 825 1423
Telex: 813221 UOBHCM VT
SWIFT: UOVBVNVX
Email: uobhcmc-ops@hcmc.netnam.vn
General Manager: Thng Tien Tat

Correspondents
In all principal cities of the world

RELATED FINANCIAL SERVICES

Gold/Futures Dealing

Singapore

UOB Bullion and Futures Limited
(a subsidiary)
80 Raffles Place, 5th Storey
UOB Plaza 1
Singapore 048624
Telephone: (65) 6539 2929/6535 7122
Facsimile: (65) 6534 1984
Email: Futures@UOBgroup.com
Chief Executive Officer: Ng Kwan Meng

Taiwan

UOB Bullion and Futures Limited, Taiwan Branch
Union Enterprise Plaza, 16th Floor
109 Minsheng East Road
Section 3, Taipei 105
Telephone: (886)(2) 2545 6163
Facsimile: (886)(2) 2719 9434
Email: vincent-cheng@umail.hinet.net
Branch Manager: Cheng Chih Jung Vincent

Thailand

UOB Bullion and Futures (Thai) Company Limited
(a subsidiary)
7th Floor, 191 South Sathon Road
Sathon
Bangkok 10120
Telephone: (66)(0) 2213 2611/2343 3998
Facsimile: (66)(0) 2213 2614
Email: MarketingUOBFT@uob.co.th
Chief Executive Officer: Seet Choon Seng Dennis

Insurance

Singapore

United Overseas Insurance Limited
(a subsidiary)
3 Anson Road
#28-01 Springleaf Tower
Singapore 079909
Telephone: (65) 6222 7733
Facsimile: (65) 6327 3869/6327 3870
Email: ContactUs@uoi.com.sg
Managing Director: Chan Mun Wai David

UOB Life Assurance Limited
(a subsidiary)
156 Cecil Street, #10-01
Far Eastern Bank Building
Singapore 069544
Telephone: (65) 6227 8477
Facsimile: (65) 6224 3012
Email: uoblife@UOBgroup.com
Website: www.uoblife.com.sg
Managing Director: Toi See Jong

Hong Kong S.A.R.

UOB Insurance (H.K.) Limited
(a subsidiary)
16th Floor, Worldwide House
19 Des Voeux Road
Central, Hong Kong S.A.R.
Telephone: (852) 3606 9933
Facsimile: (852) 2810 0225
Director: Chan Mun Wai David

Indonesia

PT UOB Life-Sun Assurance
(a subsidiary)
Sona Topas Tower, 1st Floor
Jalan Jend. Sudirman Kav. 26
Jakarta 12920
Telephone: (62)(21) 250 0888
Facsimile: (62)(21) 250 0908

PT UOB Life-Sun Assurance has two offices in Indonesia.

INVESTMENT MANAGEMENT

Singapore

UOB Asset Management Ltd
(a subsidiary)
80 Raffles Place, 3rd Storey
UOB Plaza 2
Singapore 048624
Telephone: (65) 6532 7988
Facsimile: (65) 6535 5882
Email: uobam@UOBgroup.com
Managing Director & Chief Investment Officer: Thio Boon Kiat

UOB Venture Management Private Limited
(a subsidiary)
80 Raffles Place, #30-20
UOB Plaza 2
Singapore 048624
Telephone: (65) 6539 2268
Facsimile: (65) 6538 2569
Email: Seah.KianWee@UOBgroup.com
Managing Director: Seah Kian Wee

Brunei

UOB Asset Management (B) Sdn Bhd
(a subsidiary)
1st Floor, Unit FF03-FF05
The Centrepoint Hotel
Jalan Gadong
Bandar Seri Begawan BE3519
Telephone: (673) 242 4806
Facsimile: (673) 242 4805
General Manager: Kamal Haji Muhammad

China

UOB Investment Consultancy (Beijing) Limited
(an associate)
8/F Taiji Building
No. 211, Bei Si Huan Middle Road
HaiDian District
Beijing 100083
Telephone: (86)(10) 5161 6671
Facsimile: (86)(10) 5161 6700
Email: admin@uobim.com.cn
Contact: Seah Kian Wee

UOB Venture Management (Shanghai) Co., Ltd
(a subsidiary)
United Plaza, Room 3307
1468 Nanjing Road West
Shanghai 200040
Telephone: (86)(21) 6247 6228
Facsimile: (86)(21) 6289 8817
Email: info@uobvm.com.cn
Managing Director: Seah Kian Wee

SZVC-UOB Venture Management Co., Ltd
(an associate)
Investment Building, 11/F
No. 4009, Shennan Road
Futian Centre District
Shenzhen 518026
Telephone: (86)(755) 8291 2888
Facsimile: (86)(755) 8290 4093
Email: info@szvc.com.cn
Deputy General Manager: Tao Alina

France

UOB Global Capital SARL
(a subsidiary)
40 rue La Perouse
75116 Paris
Telephone: (33)(1) 5364 8400
Facsimile: (33)(1) 5364 8409
Email: mlandau@uobglobal.com
Managing Director: Michael Landau

Malaysia

UOB-OSK Asset Management Sdn Bhd
(a subsidiary)
Menara UOB, Level 13
Jalan Raja Laut
50350 Kuala Lumpur
Telephone: (60)(3) 2732 1181
Facsimile: (60)(3) 2732 1100
Email: uobam@streamyx.com
Chief Executive Officer: Lim Suet Ling

Taiwan

UOB Investment Advisor (Taiwan) Ltd
(a subsidiary)
Union Enterprise Plaza, 16th Floor
109 Minsheng East Road
Section 3, Taipei 10544
Telephone: (886)(2) 2719 7005
Facsimile: (886)(2) 2545 6591
Email: uobia@uobia.com.tw
General Manager: Juang San-Tay

Thailand

UOB Asset Management (Thai) Company Limited
(a subsidiary)
5th Floor, Bangkok City Tower
179/6-10 South Sathon Road
Tungmahamek, Sathon
Bangkok 10120
Telephone: (66)(2) 679 5577
Facsimile: (66)(2) 679 5426
Website: www.uobam.co.th
Chief Executive Officer: Vana Bulbon

United States Of America

UOB Global Capital LLC
(a subsidiary)
UOB Building
592 Fifth Avenue
Suite 602, 48th Street
New York, NY 10036
Telephone: (1)(212) 398 6633
Facsimile: (1)(212) 398 4030
Email: dgoss@uobglobal.com
Managing Director: David Goss

Merchant Banking

Singapore

UOB Asia Limited
(a subsidiary)

Debt Capital Markets
80 Raffles Place, 15th Storey
UOB Plaza 2
Singapore 048624
Telephone: (65) 6539 1200
Facsimile: (65) 6535 2902
Email: Karunia.Tjuradi@UOBgroup.com/
Leow.SoonGuan@UOBgroup.com
Managing Director:
Karunia Wirawan Tjuradi
Executive Director: Leow Soon Guan

Corporate Finance
1 Raffles Place, 13th Storey
OUB Centre
Singapore 048616
Telephone: (65) 6530 2688
Facsimile: (65) 6534 2232/6438 1175
Email: Chan.HengToong@UOBgroup.com
Managing Director: Chan Heng Toong

Australia

UOB Australia Limited
(a subsidiary)
United Overseas Bank Building
Level 9, 32 Martin Place
Sydney, NSW 2000
Telephone: (61)(2) 9221 1924
Facsimile: (61)(2) 9221 1541
SWIFT: UOVBAU2S
Email: UOB.Sydney@UOBgroup.com
Director & Country Head, Australia
& New Zealand: Peter Mackinlay
Director & General Manager,
Operations: Yeo Aik Leng Eric

Hong Kong S.A.R.

UOB Asia (Hong Kong) Limited
(a subsidiary)
Suite 601, 6/F AON China Building
29 Queen's Road
Central, Hong Kong S.A.R.
Telephone: (852) 2868 2633
Facsimile: (852) 2840 0438
Email: uobahk@uobahk.com
Chief Executive Officer: Yip Kwok Kwan

Stockbroking

Singapore

UOB-Kay Hian Holdings Limited
(an associate)
80 Raffles Place, #30-01
UOB Plaza 1
Singapore 048624
Telephone: (65) 6535 6868
Facsimile: (65) 6532 6919
Telex: RS 24085
Website: www.uobkayhian.com
Managing Director: Wee Ee Chao

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the **Sixty-Sixth Annual General Meeting** of members of the Company will be held at Marina Mandarin Singapore, Marina Mandarin Ballroom, Level 1, 6 Raffles Boulevard, Marina Square, Singapore 039594 on Wednesday, 30 April 2008 at 3.00 p.m. to transact the following business:

As Ordinary Business

Resolution 1 To receive the Financial Statements, the Directors' Report and the Auditors' Report for the year ended 31 December 2007.

Resolution 2 To declare a final one-tier tax-exempt dividend of 45 cents per ordinary share for the year ended 31 December 2007.

Resolution 3 To approve Directors' fees of $912,500 for 2007 (2006: $700,000).

Resolution 4 To approve a fee of $2,000,000 to the Chairman of the Bank, Mr Wee Cho Yaw, for the period from May 2007 to December 2007.

Resolution 5 To re-appoint Messrs Ernst & Young as Auditors of the Company and authorise the Directors to fix their remuneration.

To re-elect the following Directors:

Resolution 6 Professor Cham Tao Soon

Resolution 7 Mr Yeo Liat Kok Philip

Resolution 8 Mr Thein Reggie

To pass the following resolution under Section 153(6) of the Companies Act, Cap. 50:

"THAT pursuant to Section 153(6) of the Companies Act, Cap. 50, Mr ______________ be and is hereby re-appointed as a Director of the Company to hold such office until the next Annual General Meeting of the Company."

In respect of:

Resolution 9 Mr Wee Cho Yaw

Resolution 10 Professor Lim Pin

Resolution 11 Mr Ngiam Tong Dow

As Special Business

To consider and, if thought fit, pass the following ordinary resolutions:

Resolution 12 "THAT authority be and is hereby given to the Directors to:

(a) (1) issue ordinary shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

(2) make or grant offers, agreements or options (including options under the UOB 1999 Share Option Scheme (the "Scheme")) (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force, provided that:

(1) the aggregate number of ordinary shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 per cent of the total number of issued shares, excluding treasury shares, in the capital of the Company (as calculated in accordance with paragraph (2) below), of which the aggregate number of shares to be issued other than on a pro-rata basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 20 per cent of the total number of issued shares, excluding treasury shares, in the capital of the Company (as calculated in accordance with paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("SGX-ST")) for the purpose of determining the aggregate number of shares that may be issued under paragraph (1) above, the percentage of issued shares shall be based on the total number of issued shares, excluding treasury shares, in the capital of the Company at the time this Resolution is passed, after adjusting for:

(i) new ordinary shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent bonus issue, consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in General Meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is earlier."

Resolution 13 "THAT

(a) authority be and is hereby given to the Directors to:

(1) allot and issue any of the preference shares referred to in Articles 7A, 7B, 7C, 7D, 7E and/or 7F of the Articles of Association of the Company; and/or

(2) make or grant offers, agreements or options that might or would require the preference shares referred to in sub-paragraph (1) above to be issued,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit and (notwithstanding that the authority conferred by this Resolution may have ceased to be in force) to issue the preference shares referred to in sub-paragraph (1) above in connection with any offers, agreements or options made or granted by the Directors while this Resolution was in force;

(b) the Directors be authorised to do all such things and execute all such documents as they may consider necessary or appropriate to give effect to this Resolution as they may deem fit; and

(c) (unless revoked or varied by the Company in General Meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is earlier."

Notes to Resolutions 2, 4, 6, 7, 8, 9, 10, 11, 12 & 13

Resolution 2 is to approve a final dividend which is scheduled to be paid on 26 May 2008.

Resolution 4 is to approve a fee of $2,000,000 for the period from May 2007 to December 2007 to the Chairman of the Bank, Mr Wee Cho Yaw, for providing advice and guidance to Management drawn from his vast experience, knowledge and expertise acquired over more than 40 years with the Bank.

Resolution 6 is to re-elect Professor Cham Tao Soon who is the Chairman of the Audit Committee and an independent member of the Nominating and Remuneration Committees.

Resolution 7 is to re-elect Mr Yeo Liat Kok Philip who is an independent member of the Audit and Remuneration Committees.

Resolution 8 is to re-elect Mr Thein Reggie who is an independent member of the Audit Committee.

Resolution 9 is to re-appoint Mr Wee Cho Yaw. Mr Wee is a non-independent member and Chairman of the Remuneration Committee and a non-independent member of the Nominating Committee.

Resolution 10 is to re-appoint Professor Lim Pin who is an independent member of the Nominating and Remuneration Committees.

Resolution 11 is to re-appoint Mr Ngiam Tong Dow who is an independent member of the Nominating Committee.

Resolution 12 is to empower the Directors to issue ordinary shares in the capital of the Company and to make or grant instruments (such as warrants or debentures or options, including options under the UOB 1999 Share Option Scheme ("Scheme")) convertible into ordinary shares, and to issue ordinary shares in pursuance of such instruments, up to an amount not exceeding in total 50 per cent of the total number of issued shares, excluding treasury shares, in the capital of the Company, but with a sub-limit of 20 per cent for issue of shares other than on a pro-rata basis to shareholders ("General Mandate"). For the purpose of determining the aggregate number of ordinary shares that may be issued pursuant to the General Mandate, the percentage of issued shares in the capital of the Company shall be based on the total number of issued shares, excluding treasury shares, in the capital of the Company at the time that Resolution 12 is passed, after adjusting for (a) new ordinary shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that Resolution 12 is passed, and (b) any subsequent bonus issue, consolidation or subdivision of ordinary shares. A copy of the Regulations of the Scheme is available for inspection by shareholders during normal office hours at 80 Raffles Place, 4th Storey UOB Plaza 1, Singapore 048624 (Attention: The Company Secretary). As at 10 March 2008, there were 426,000 outstanding options under the Scheme.

Resolution 13 is to enable the Directors to issue any of the preference shares referred to in Articles 7A, 7B, 7C, 7D, 7E and/or 7F of the Articles of Association of the Company and/or make or grant offers, agreements or options that might or would require such preference shares to be issued at any time. The Directors will only issue such preference shares under this Resolution if they consider it appropriate and in the interest of the Company to do so.

BY ORDER OF THE BOARD

Chan Vivien
Secretary

Singapore, 4 April 2008

Notes:

(1) A member entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

(2) To be effective, the instrument appointing a proxy must be deposited at 80 Raffles Place, 4th Storey UOB Plaza 1, Singapore 048624 (Attention: The Company Secretary) not less than 48 hours before the time set for holding the Meeting.

This page has been intentionally left blank

PROXY FORM

IMPORTANT

1. *The Annual Report 2007 is sent to investors who have used their CPF monies to buy shares of United Overseas Bank Limited, FOR INFORMATION ONLY.*
2. *This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.*
3. *CPF investors who wish to vote should contact their CPF Approved Nominees.*



UNITED OVERSEAS BANK LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No. 193500026Z

I/We ______________________________ (Name)

of ______________________________ (Address)

being (a) member/members of United Overseas Bank Limited (the "Company"), hereby appoint

Name		Proportion of shareholdings	
NRIC/Passport No.		No. of shares	%
Address			

and/or *

Name		Proportion of shareholdings	
NRIC/Passport No.		No. of shares	%
Address			

* *Please delete as appropriate.*

or failing him/her, the **Chairman of the Meeting** as my/our proxy, to attend and vote for me/us on my/our behalf at the **Sixty-Sixth Annual General Meeting** of members of the Company, to be held at Marina Mandarin Singapore, Marina Mandarin Ballroom, Level 1, 6 Raffles Boulevard, Marina Square, Singapore 039594 on Wednesday, 30 April 2008 and at any adjournment thereof.

(Please indicate with an "X" in the space provided how you wish your proxy to vote. In the absence of specific directions, the proxy will vote as the proxy deems fit.)

No.	Ordinary Resolutions	For	Against
Resolution 1	Financial Statements, Directors' Report & Auditors' Report		
Resolution 2	Final Dividend		
Resolution 3	Directors' Fees		
Resolution 4	Chairman's Fee		
Resolution 5	Auditors & their remuneration		
Resolution 6	Re-election (Professor Cham Tao Soon)		
Resolution 7	Re-election (Mr Yeo Liat Kok Philip)		
Resolution 8	Re-election (Mr Thein Reggie)		
Resolution 9	Re-appointment (Mr Wee Cho Yaw)		
Resolution 10	Re-appointment (Professor Lim Pin)		
Resolution 11	Re-appointment (Mr Ngiam Tong Dow)		
Resolution 12	Authority to issue ordinary shares		
Resolution 13	Authority to issue preference shares		

Dated this ________ day of ____________________ 2008.

Shares in:	No. of Shares
(i) Depository Register	
(ii) Register of Members	
Total	

____

Signature(s) or Common Seal of Shareholder(s)

Notes:

1. *Please insert the number of shares held by you and registered in your name in the Register of Members and in the Depository Register of The Central Depository (Pte) Limited. If no number is inserted, the instrument of proxy will be deemed to relate to all the shares held by you.*
2. *A member of the Company entitled to attend and vote at a Meeting of the Company is entitled to appoint not more than two proxies to attend and vote instead of him. A proxy need not be a member of the Company.*
3. *Where a member appoints two proxies, the appointment shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.*
4. *Completion and return of this instrument appointing a proxy shall not preclude a member from attending and voting at the Meeting. Any appointment of a proxy or proxies shall be deemed to be revoked if a member attends the Meeting in person, and in such event, the Company reserves the right to refuse to admit any person or persons appointed under this instrument of proxy, to the Meeting.*
5. *The instrument appointing a proxy or proxies must be deposited at 80 Raffles Place, 4th Storey UOB Plaza 1, Singapore 048624, (Attention: The Company Secretary) not less than 48 hours before the time appointed for the Meeting.*
6. *The instrument appointing a proxy or proxies must be signed under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed under its common seal or under the hand of an officer or attorney duly authorised. Where an instrument appointing a proxy is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof (failing previous registration with the Company) must be lodged with the instrument of proxy, failing which the instrument may be treated as invalid.*
7. *A corporation which is a member may authorise by a resolution of its directors or other governing body, such person as it thinks fit to act as its representative at the Meeting, in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50 of Singapore.*
8. *The Company shall be entitled to reject the instrument of proxy if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument of proxy. In addition, in the case of shares entered in the Depository Register, the Company may reject any instrument of proxy if the member, being the appointor, is not shown to have shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Meeting, as certified by The Central Depository (Pte) Limited to the Company.*
9. *Agent Banks acting on the request of CPF Investors who wish to attend the Meeting as Observers are required to submit in writing, a list with details of the investors' name, NRIC/Passport numbers, addresses and numbers of shares held. The list, signed by an authorised signatory of the agent bank, should reach the Company Secretary at the registered office of the Company not later than 48 hours before the time appointed for holding the Meeting.*

1st FOLD

2nd FOLD

UOB

Postage will be paid by addressee. For posting in Singapore only.

BUSINESS REPLY SERVICE
PERMIT NO. 07399



The Company Secretary
United Overseas Bank Limited
80 Raffles Place, 4th Storey UOB Plaza 1
Singapore 048624

FOLD AND GLUE OVERLEAF. DO NOT STAPLE.

CIRCULAR DATED 4 APRIL 2008

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you have any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately. If you have sold all your shares in the capital of United Overseas Bank Limited ("**UOB**"), you should immediately forward this Circular, the Notice of Extraordinary General Meeting and the attached Proxy Form to the purchaser or to the bank, stockbroker or agent through whom the sale was effected for onward delivery to the purchaser.



UNITED OVERSEAS BANK LIMITED

(Incorporated in the Republic of Singapore)
(Company Registration No.: 193500026Z)

CIRCULAR TO SHAREHOLDERS

IN RELATION TO

THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE

IMPORTANT DATES AND TIMES

Last date and time for lodgement of Proxy Form	:	28 April 2008 at 3.15 p.m.
Date and time of Extraordinary General Meeting	:	30 April 2008 at 3.15 p.m. (or as soon thereafter following the conclusion or adjournment of the Sixty-Sixth Annual General Meeting of UOB to be held at 3.00 p.m. on the same day and at the same place).
Place of Extraordinary General Meeting	:	Marina Mandarin Singapore Marina Mandarin Ballroom, Level 1 6 Raffles Boulevard, Marina Square Singapore 039594

In this Circular, the following definitions apply throughout unless the context otherwise requires:

"Banking Act"	:	Banking Act, Chapter 19 of Singapore.
"CDP"	:	The Central Depository (Pte) Limited.
"2007 Circular"	:	The Company's Circular to Shareholders dated 4 April 2007.
"Companies Act"	:	Companies Act, Chapter 50 of Singapore.
"Directors"	:	The directors of UOB for the time being.
"EGM"	:	The extraordinary general meeting of UOB, notice of which is given on pages 19 to 21 of this Circular.
"2007 EGM"	:	The extraordinary general meeting of the Company held on 27 April 2007.
"Group"	:	UOB and its subsidiaries.
"Latest Practicable Date"	:	The latest practicable date prior to the printing of this Circular, being 25 March 2008.
"Listing Manual"	:	The listing manual of the SGX-ST.
"Market Day"	:	A day on which the SGX-ST is open for trading of securities.
"MAS"	:	The Monetary Authority of Singapore.
"NTA"	:	Net tangible assets.
"Relevant Period"	:	The period commencing from the date on which the last annual general meeting of the Company was held and expiring on the date the next annual general meeting is held or is required by law to be held, whichever is the earlier
"ROE"	:	Return on equity.
"Securities Account"	:	Securities accounts maintained by Depositors with CDP, but not including securities sub-accounts maintained with a Depository Agent.
"SGX-ST"	:	Singapore Exchange Securities Trading Limited.
"Share Options"	:	Options to subscribe for new Shares granted pursuant to the UOB Share Option Scheme.
"Share Purchase Mandate"	:	The mandate enabling the Company to purchase or otherwise acquire its issued Shares.
"Shareholders"	:	Registered holders of Shares, except that where the registered holder is CDP, the term "Shareholders" shall, in relation to such Shares and where the context admits, mean the Depositors whose Securities Accounts are credited with Shares.

"**Shares**"	:	Ordinary shares in the capital of the Company.
"**Take-over Code**"	:	The Singapore Code on Take-overs and Mergers.
"**S$**", "**$**" and "**cents**"	:	Singapore dollars and cents, respectively.
"**UOB**" or the "**Company**"	:	United Overseas Bank Limited.
"**UOB Share Option Scheme**"	:	The UOB 1999 Share Option Scheme.
"**%**" or "**per cent.**"	:	Per centum or percentage.

The terms "**Depositor**", "**Depository Agent**" and "**Depository Register**" shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular only shall, where applicable, include the plural and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and not otherwise defined in this Circular shall have the same meaning assigned to it under the Companies Act or any statutory modification thereof, as the case may be.

The headings in this Circular are inserted for convenience only and shall be ignored in construing this Circular.

Any reference to a time of day in this Circular shall be a reference to Singapore time, unless otherwise specified.

Any discrepancies in the tables in this Circular between the listed amounts and the totals thereof are due to rounding.



UNITED OVERSEAS BANK LIMITED

(Incorporated in the Republic of Singapore)
(Company Registration No.: 193500026Z)

Board of Directors:	**Registered Office**
Wee Cho Yaw (Chairman)	80 Raffles Place
Wee Ee Cheong (Deputy Chairman & Chief Executive Officer)	UOB Plaza
Ngiam Tong Dow	Singapore 048624
Prof Cham Tao Soon	
Wong Meng Meng	
Philip Yeo Liat Kok	
Tan Kok Quan	
Prof Lim Pin	
Michael Lien Jown Leam	
Reggie Thein (*Appointed on 28 January 2008*)	4 April 2008

To: The Shareholders of United Overseas Bank Limited

Dear Sir/Madam

1. INTRODUCTION

1.1 **EGM.** The Directors of UOB are convening the EGM to be held on 30 April 2008 to seek Shareholders' approval for the proposed renewal of the Share Purchase Mandate.

1.2 **Circular.** The purpose of this Circular is to provide Shareholders with information relating to the proposal for the renewal of the Share Purchase Mandate to be tabled at the EGM.

1.3 **SGX-ST.** The SGX-ST takes no responsibility for the accuracy of any statement or opinion made in this Circular.

2. THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE

2.1 **Background.** The Companies Act requires a company to obtain the approval of its shareholders to purchase or otherwise acquire its own shares. The Share Purchase Mandate was first approved by Shareholders on 29 April 2004 and was last renewed at the 2007 EGM (the "**2007 Share Purchase Mandate**"). The rationale for, and the authority and limitations on, the 2007 Share Purchase Mandate were set out in the 2007 Circular and the Ordinary Resolution set out in the Notice of the 2007 EGM.

The 2007 Share Purchase Mandate will expire on the date of the forthcoming Sixty-Sixth Annual General Meeting of the Company to be held on 30 April 2008. Shareholders' approval is being sought for the renewal of the Share Purchase Mandate at the EGM immediately following the Sixty-Sixth Annual General Meeting of the Company convened to be held on the same date and at the same place.

2.2 **Rationale for the Proposed Renewal of the Share Purchase Mandate.** The proposed renewal of the Share Purchase Mandate would give UOB the flexibility to undertake the purchase or acquisition of its issued Shares as and when appropriate to:

(a) manage the capital structure of UOB, with a view to achieving an efficient capital mix;

(b) manage surplus capital, such that surplus capital and funds which are in excess of UOB's requirements may be returned to Shareholders in an expedient and cost-efficient manner;

(c) improve ROE, which is one of the key objectives of UOB; and

(d) manage and minimise the dilution impact (if any) associated with any share option scheme and/or staff incentive scheme as may be implemented by UOB from time to time.

The Share Purchase Mandate will be exercised by the Directors in circumstances where it is considered to be in the best interests of UOB, after taking into account factors such as the amount of surplus cash available and working capital requirements of UOB, the prevailing market conditions, liquidity and orderly trading of the Shares.

2.3 **Authority and Limits on the Share Purchase Mandate.** The authority and limits on the Share Purchase Mandate are summarised below.

2.3.1 ***Maximum Number of Shares***

The total number of Shares that may be purchased or acquired by UOB pursuant to the Share Purchase Mandate is limited to that number of Shares representing five per cent. of the total number of issued Shares of UOB as at the date of the EGM at which this renewal of the Share Purchase Mandate is approved (the "**Approval Date**") unless the Company has effected a reduction of the share capital of the Company in accordance with the applicable provisions of the Companies Act, at any time during the Relevant Period, in which event the issued Shares shall be taken to be the total number of the issued Shares as altered by such capital reduction. Only Shares which are issued and fully paid-up may be purchased or acquired by UOB. The Shares which are held as treasury shares will be disregarded for the purposes of computing the five per cent. limit.

While the Share Purchase Mandate would authorise a purchase or acquisition of Shares up to the five per cent. limit, Shareholders should note that purchases or acquisitions of Shares pursuant to the Share Purchase Mandate may not be carried out up to the full five per cent. as authorised, or at all.

2.3.2 ***Duration of Authority***

Purchases or acquisitions of Shares may be made, at any time and from time to time, on and from the Approval Date up to:

(a) the date on which the next Annual General Meeting of UOB is held or required by law to be held; or

(b) the date on which the authority conferred by the Share Purchase Mandate is revoked or varied,

whichever is the earlier.

2.3.3 ***Manner of Purchase or Acquisition of Shares***

Purchases or acquisitions of Shares may be made by:

(a) on-market purchases ("**Market Purchases**") transacted on the SGX-ST through the SGX-ST's trading system, through one or more duly licensed dealers appointed by UOB for the purpose; and/or

(b) off-market purchases ("**Off-Market Purchases**") effected pursuant to an equal access scheme.

The purchases or acquisitions may be subject to such terms and conditions which are not inconsistent with the Share Purchase Mandate, the Listing Manual and the Companies Act as the Directors may consider fit in connection with or in relation to any equal access scheme or schemes.

Off-Market Purchases must satisfy all the following conditions:

(i) offers for the purchase or the acquisition of Shares shall be made to every person who holds Shares to purchase or acquire the same percentage of their Shares;

(ii) all of those persons shall be given a reasonable opportunity to accept the offers made; and

(iii) the terms of all the offers shall be the same, except that there shall be disregarded (1) differences in consideration attributable to the fact that offers may relate to Shares with different accrued dividend entitlements and (2) differences in the offers introduced solely to ensure that each person is left with a whole number of Shares.

If UOB wishes to make an Off-Market Purchase in accordance with an equal access scheme, it will issue an offer document containing at least the following information:

(I) the terms and conditions of the offer;

(II) the period and procedures for acceptances; and

(III) the information required under Rule 883(2), (3), (4) and (5) of the Listing Manual.

2.3.4 ***Maximum Purchase Price***

The purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) to be paid for a Share will be determined by the Directors. The purchase price to be paid for the Shares as determined by the Directors must not exceed:

(a) in the case of a Market Purchase, 105 per cent. of the Average Closing Price of the Shares; and

(b) in the case of an Off-Market Purchase, 110 per cent. of the Average Closing Price of the Shares,

in either case, excluding related expenses of the purchase or acquisition (the "**Maximum Price**").

For the above purposes:

"**Average Closing Price**" means the average of the last dealt prices of the Share over the five consecutive Market Days on which the Shares were transacted on the SGX-ST immediately preceding the date of the Market Purchase by UOB or, as the case may be, the date of the making of the offer pursuant to the Off-Market Purchase, and deemed to be adjusted in accordance with the listing rules of the SGX-ST for any corporate action which occurs after the relevant five-day period; and

"**date of the making of the offer**" means the date on which UOB announces its intention to make an offer for an Off-Market Purchase, stating the purchase price (which shall not be more than the Maximum Price calculated on the foregoing basis) for each Share and the relevant terms of the equal access scheme for effecting the Off-Market Purchase.

2.4 **Source of Funds.** The Companies Act permits UOB to purchase or acquire its own Shares out of capital, as well as from its distributable profits.

UOB intends to use its internal sources of funds to finance its purchase or acquisition of the Shares. The Directors do not propose to exercise the Share Purchase Mandate in a manner and to such extent that the liquidity and capital of UOB and the Group would be materially adversely affected.

2.5 **Reporting Requirements.** Pursuant to Rule 886 of the Listing Manual, UOB will notify the SGX-ST of any purchase or acquisition of Shares under the proposed Share Purchase Mandate as follows:

(a) in the case of a Market Purchase, by 9.00 a.m. on the Market Day following the day on which it purchased the Shares; and

(b) in the case of an Off-Market Purchase, by 9.00 a.m. on the second Market Day after the close of acceptances of the offer.

Such announcement (which must be in the form of Appendix 8.3.1 of the Listing Manual) must include, *inter alia,* details of the maximum number of Shares authorised for purchase, the date of the purchase, the total number of Shares purchased, the number of Shares cancelled, the number of Shares held as treasury shares, the purchase price per Share or the highest and lowest prices paid for such Shares (as applicable), the total consideration (including stamp duties, brokerage and clearing charges) paid or payable for the Shares, the number of Shares purchased as at the date of announcement (on a cumulative basis), the number of issued Shares excluding treasury shares and the number of treasury shares held after the purchase.

2.6 **Status of Purchased Shares.** Under the Companies Act, Shares purchased or acquired by UOB shall be deemed cancelled immediately on purchase or acquisition (and all rights and privileges attached to the Shares will expire on cancellation) unless such Shares are held by UOB as treasury shares. Accordingly, the total number of issued Shares will be diminished by the number of Shares purchased or acquired by UOB, which are cancelled and are not held as treasury shares.

2.7 **Treasury Shares.** UOB reserves the right to hold all or part of the purchased or acquired Shares as treasury shares. Some of the provisions on treasury shares under the Companies Act are summarised below.

2.7.1 ***Maximum Holdings***

The number of Shares held as treasury shares cannot at any time exceed 10 per cent. of the total number of issued Shares.

2.7.2 ***Voting and Other Rights***

UOB cannot exercise any right in respect of treasury shares, including any right to attend or vote at meetings.

In addition, no dividend may be paid, and no other distribution of UOB's assets may be made, to UOB in respect of treasury shares. However, the allotment of shares as fully paid bonus shares in respect of treasury shares is allowed and such bonus shares shall be treated for the purposes of the Companies Act as if they were purchased by UOB at the time they were allotted. A subdivision or consolidation of any treasury share is also allowed so long as the total value of the treasury shares after the subdivision or consolidation is the same as before.

2.7.3 ***Disposal and Cancellation***

Where Shares purchased or acquired by UOB are held as treasury shares, UOB may at any time but subject always to the Take-over Code:

(a) sell the treasury shares for cash;

(b) transfer the treasury shares for the purposes of or pursuant to an employees' share scheme;

(c) transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;

(d) cancel the treasury shares; or

(e) sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance.

Under the Listing Manual, an immediate announcement must be made of any sale, transfer, cancellation and/or use of treasury shares. Such announcement must include details such as the date of the sale, transfer, cancellation and/or use of such treasury shares, the purpose of such sale, transfer, cancellation and/or use of such treasury shares, the number of treasury shares which have been sold, transferred, cancelled and/or used, the number of treasury shares before and after such sale, transfer, cancellation and/or use, the percentage of the number of treasury shares against the total number of issued shares (of the same class as the treasury shares) which are listed on the SGX-ST before and after such sale, transfer, cancellation and/or use, and the value of the treasury shares if they are used for a sale or transfer, or cancelled.

2.8 **Financial Effects.** The financial effects on the Group arising from purchases or acquisitions of Shares which may be made pursuant to the proposed Share Purchase Mandate will depend on, *inter alia*, the aggregate number of Shares purchased or acquired and the consideration paid at the relevant time. The financial effects on the Group for the financial year ended 31 December 2007 are based on the assumptions set out below.

2.8.1 ***Purchase or Acquisition out of Capital or Profits***

Where the consideration paid by UOB for the purchase or acquisition of Shares is made out of capital, the amount available for the distribution of dividends by UOB will not be reduced.

Where the consideration paid by UOB for the purchase or acquisition of Shares is made out of profits, such consideration will correspondingly reduce the amount available for the distribution of dividends by UOB.

2.8.2 ***Number of Shares Acquired or Purchased***

The maximum number of Shares which can be purchased by UOB will depend on the number of issued Shares, excluding treasury shares, of UOB as at Approval Date. As at the Latest Practicable Date, the issued share capital of UOB comprised 1,505,472,625 Shares, excluding treasury shares. As at the Latest Practicable Date, there were outstanding Share Options held by executives of the Group, which have been granted pursuant to the UOB Share Option Scheme, to subscribe for up to an aggregate of 420,000 Shares. Save in respect of the Shares which are issuable on exercise of the outstanding Share Options, no Shares were reserved for issue by UOB as at the Latest Practicable Date.

Purely for illustrative purposes, on the basis of 1,505,472,625 Shares in issue, excluding treasury shares, as at the Latest Practicable Date, and assuming that no further Shares are issued pursuant to the exercise of Share Options on or prior to the EGM, not more than 75,273,631 Shares (representing five per cent. of the Shares in issue, excluding treasury shares, as at that date) may be purchased or acquired by UOB pursuant to the proposed Share Purchase Mandate.

2.8.3 ***Maximum Price Paid for Shares Acquired or Purchased***

Assuming that UOB purchases or acquires the maximum number of Shares at the Maximum Price, the amount of funds required is approximately:

(a) in the case of Market Purchases of Shares, S$1,415,896,999 based on S$18.81 for one Share (being the price equivalent to five per cent. above the Average Closing Price of the Shares traded on the SGX-ST for the five consecutive Market Days immediately preceding the Latest Practicable Date); and

(b) in the case of Off-Market Purchases of Shares, S$1,482,890,531 based on S$19.70 for one Share (being the price equivalent to ten per cent. above the Average Closing Price of the Shares traded on the SGX-ST for the five consecutive Market Days immediately preceding the Latest Practicable Date).

2.8.4 ***Illustrative Financial Effects***

For illustrative purposes only, on the basis of the assumptions set out in paragraphs 2.8.2 and 2.8.3 above as well as the following:

(a) the Share Purchase Mandate had been effective on 1 January 2007 and UOB had purchased 75,273,631 Shares (representing five per cent. of the total Shares in issue as at the Latest Practicable Date, excluding the Shares held in treasury) on 1 January 2007;

(b) 33,000 Shares which were issued pursuant to the exercise of Share Options between 1 January 2008 and the Latest Practicable Date had been issued on 1 January 2007. There have been no issuance of Shares from the exercise of Share Options after the Latest Practicable Date;

(c) 6,723,000 Shares which were purchased and held in treasury between 1 January 2008 and the Latest Practicable Date had been purchased and held in treasury on 1 January 2007. No Shares were purchased by UOB after the Latest Practicable Date; and

(d) the purchase consideration was funded by UOB from excess funds deployed in the inter-bank market with an effective pre-tax yield of 1.25 per cent., being the inter-bank one-month offer rate as at 25 March 2008, and the tax rate was 18 per cent., the financial effects on the audited financial accounts of the Group for the financial year ended 31 December 2007 are set out below:

Market Purchases

As at 31 December 2007	Group	
	Before Share Purchases	After Share Purchases[1]
Total Shareholders' equity (S$'000)	17,207,649	15,777,239
Number of issued Shares ('000)	1,505,473	1,430,199
Weighted average number of issued Shares ('000)	1,512,816	1,437,542
Net profit attributable to Shareholders (S$'000)	2,108,248	2,093,735
Financial Ratios		
NTA per Share (S$)[2]	8.06	7.48
Earnings per Share-Basic (S$)[3]	1.37	1.43
ROE (%)[3]	12.7	13.8
Capital Adequacy Ratio (%)	14.4	13.3

Notes:

[1] The disclosed financial effects remain the same irrespective of whether:

(a) the purchase of Shares are effected out of capital or profits; and

(b) the purchase of Shares are held in treasury or cancelled.

[2] Subsidiary preference shares were excluded from the computation.

[3] Calculated based on profit attributable to equity holders of UOB net of subsidiary preference share dividend for the financial year.

Off-Market Purchases

As at 31 December 2007	Group	
	Before Share Purchases	After Share Purchases[1]
Total Shareholders' equity (S$'000)	17,207,649	15,709,558
Number of issued Shares ('000)	1,505,473	1,430,199
Weighted average number of issued Shares ('000)	1,512,816	1,437,542
Net profit attributable to Shareholders (S$'000)	2,108,248	2,093,048
Financial Ratios		
NTA per Share (S$)[2]	8.06	7.44
Earnings per Share-Basic (S$)[3]	1.37	1.43
ROE (%)[3]	12.7	13.9
Capital Adequacy Ratio (%)	14.4	13.2

Notes:

[1] The disclosed financial effects remain the same irrespective of whether:

(a) the purchase of Shares are effected out of capital or profits; and

(b) the purchase of Shares are held in treasury or cancelled.

[2] Subsidiary preference shares were excluded from the computation.

[3] Calculated based on profit attributable to equity holders of UOB net of subsidiary preference share dividend for the financial year.

The financial effects set out above are for illustrative purposes only. Although the Share Purchase Mandate would authorise UOB to purchase or acquire up to five per cent. of the issued Shares (excluding the Shares held in treasury), UOB may not necessarily purchase or acquire or be able to purchase or acquire any or all of the five per cent. of the issued Shares (excluding the Shares held in treasury). In addition, UOB may cancel all or part of the Shares repurchased and/or hold all or part of the Shares repurchased as treasury shares.

UOB will take into account both financial and non-financial factors (for example, stock market conditions and the performance of the Shares) in assessing the relative impact of a purchase or acquisition of Shares before execution.

2.9 **Details of Share Buy Backs in the last 12 months.** As at the Latest Practicable Date, UOB had purchased or acquired in the preceding 12 months an aggregate of 18,320,000 Shares representing 1.22 per cent. of the total issued Shares (excluding the Shares held in treasury) as at the Latest Practicable Date by way of Market Purchases pursuant to the Share Purchase Mandate approved by the Shareholders at the 2007 EGM. The highest and lowest price was S$23.00 and S$15.38 per Share respectively. The total consideration paid for all of the purchases was approximately S$360,278,121.96, including commission, brokerage and goods and services tax.

As at the Latest Practicable Date, all of the 18,320,000 Shares purchased or acquired by the Company are held as treasury shares.

2.10 **Listing Status of the Shares.** The Listing Manual requires a listed company to ensure that at least ten per cent. of the total number of issued shares (excluding preference shares, convertible equity securities and treasury shares) in a class that is listed, must be held by public shareholders. The "public", as defined in the Listing Manual, are persons other than the directors, chief executive officer, substantial shareholders or controlling shareholders of a listed company and its subsidiaries, as well as associates (as defined in the Listing Manual) of such persons. As at the Latest Practicable Date, approximately 76 per cent. of the issued Shares (excluding the Shares held in treasury) are held by public shareholders. Assuming UOB had purchased or acquired Shares from the public up to the full five per cent. limit pursuant to the proposed Share Purchase Mandate on the Latest Practicable Date and these Shares had been held as treasury shares, the percentage of issued Shares held by public shareholders would be reduced to approximately 75 per cent. of the issued Shares (excluding the Shares held in treasury).

Accordingly, UOB is of the view that there is a sufficient number of Shares in issue held by public shareholders which would permit UOB to undertake purchases or acquisitions of its Shares through Market Purchases up to the full five per cent. limit pursuant to the Share Purchase Mandate without affecting the listing status of the Shares on the SGX-ST.

2.11 **Shareholding Limits.** Under the Banking Act:

(a) no person shall enter into any agreement or arrangement, whether oral or in writing and whether express or implied, to act together with any person with respect to the acquisition, holding or disposal of, or the exercise of rights in relation to, their interests in voting shares of an aggregate of five per cent. or more of the total votes attached to all voting shares in a designated financial institution, without first obtaining the approval of the Minister designated for the purposes of the Banking Act (the "**Minister**") (the "**5% Limit**"); and

(b) no person shall be a 12% controller (as defined below) or a 20% controller (as defined below) of a designated financial institution without first obtaining the approval of the Minister.

For the purposes of the Banking Act:

"**designated financial institution**" means (i) a bank incorporated in Singapore; or (ii) a financial holding company;

"**total number of issued shares**", in relation to a company, does not include treasury shares;

"**12% controller**" means a person, not being a 20% controller, who alone or together with his associates, (i) holds not less than 12% of the total number of issued shares in the designated financial institution; or (ii) is in a position to control voting power of not less than 12% in the designated financial institution; and

"**20% controller**" means a person who, alone or together with his associates, (i) holds not less than 20% of the total number of issued shares in the designated financial institution; or (ii) is in a position to control voting power of not less than 20% in the designated financial institution.

The shareholding percentage of a Shareholder (whose Shares were not the subject of a share purchase or acquisition by UOB) in the issued Shares immediately following any purchase or acquisition of Shares will increase should UOB cancel the Shares purchased or acquired by UOB. Similarly, the percentage voting rights of a Shareholder (whose Shares were not the subject of a share purchase or acquisition by UOB) in the issued Shares immediately following any purchase or acquisition of Shares will increase should UOB hold in treasury or cancel the Shares purchased or acquired by UOB.

UOB wishes to draw the attention of Shareholders to the following consequences of a purchase or acquisition of Shares by UOB pursuant to the Share Purchase Mandate, if the proposed renewal of the Share Purchase Mandate is approved by Shareholders:

A PURCHASE OR ACQUISITION OF SHARES BY UOB MAY INADVERTENTLY CAUSE THE INTEREST IN THE SHARES OF ANY PERSON TO REACH OR EXCEED THE 5% LIMIT OR CAUSE ANY PERSON TO BECOME A 12% CONTROLLER OR A 20% CONTROLLER.

Shareholders whose shareholdings are close to the limits set out in the Banking Act **are advised to seek the prior approval of the MAS** to continue to hold, on such terms as may be imposed by the MAS, the Shares representing the number of Shares which they may hold in excess of any of such limits, as a consequence of a purchase or acquisition of Shares by UOB. Shareholders who are in doubt as to the action that they should take should consult their professional advisers at the earliest opportunity.

2.12 **Take-over Implications.** Appendix 2 of the Take-over Code contains the Share Buy-Back Guidance Note. The take-over implications arising from any purchase or acquisition by UOB of its Shares are set out below.

2.12.1 ***Obligation to make a Take-over Offer***

If, as a result of any purchase or acquisition by UOB of its Shares, a Shareholder's proportionate interest in the voting capital of UOB increases, such increase will be treated as an acquisition for the purposes of the Take-over Code. If such increase results in the change of effective control, or, as a result of such increase, a Shareholder or group of Shareholders acting in concert acquires or consolidates effective control of UOB, such Shareholder or group of Shareholders acting in concert could become obliged to make a take-over offer for UOB under Rule 14 of the Take-over Code.

2.12.2 ***Persons Acting in Concert***

Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), co-operate, through the acquisition by any of them of shares in a company to obtain or consolidate effective control of that company.

Unless the contrary is established, the Take-over Code presumes, the following individuals and companies to be persons acting in concert with each other:

(a) the following companies:

(i) a company;

(ii) the parent company of (i);

(iii) the subsidiaries of (i);

(iv) the fellow subsidiaries of (i);

(v) the associated companies of any of (i), (ii), (iii) or (iv);

(vi) companies whose associated companies include any of (i), (ii), (iii), (iv) or (v); and

(vii) any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the above for the purchase of voting rights; and

(b) a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts);

(c) a company with any of its pension funds and employee share schemes;

(d) a person with any investment company, unit trust or other fund whose investment such person manages on a discretionary basis, but only in respect of the investment account which such person manages;

(e) a financial or other professional adviser, including a stockbroker, with its client in respect of the shareholdings of the adviser and the persons controlling, controlled by or under the same control as the adviser and all the funds which the adviser manages on a discretionary basis, where the shareholdings of the adviser and any of those funds in the client total 10 per cent. or more of the client's equity share capital;

(f) directors of a company, together with their close relatives, related trusts and companies controlled by any of them, which is subject to an offer or where they have reason to believe a bona fide offer for their company may be imminent;

(g) partners; and

(h) an individual, his close relatives, his related trusts, and any person who is accustomed to act in accordance with his instructions, companies controlled by any of the above persons, and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the above for the purchase of voting rights.

The circumstances under which Shareholders, including Directors and persons acting in concert with them respectively, will incur an obligation to make a take-over offer under Rule 14 of the Take-over Code after a purchase or acquisition of Shares by UOB are set out in Appendix 2 to the Take-over Code.

2.12.3 ***Effect of Rule 14 and Appendix 2***

In general terms, the effect of Rule 14 and Appendix 2 of the Take-over Code is that, unless exempted, Directors and persons acting in concert with them will incur an obligation to make a take-over offer under Rule 14 if, as a result of UOB purchasing or acquiring Shares, the voting rights of such Directors and their concert parties would increase to 30 per cent. or more, or in the event that such Directors and their concert parties hold between 30 per cent. and 50 per cent. of UOB's voting rights, if the voting rights of such Directors and their concert parties would increase by more than one per cent. in any period of six months. In calculating the percentage of voting rights of such Directors and their concert parties, treasury shares shall be excluded.

Under Appendix 2 to the Take-over Code, a Shareholder not acting in concert with the Directors will not be required to make a take-over offer under Rule 14 if, as a result of UOB purchasing or acquiring its Shares, the voting rights of such Shareholder would increase to 30 per cent. or more, or, if such Shareholder holds between 30 per cent. and 50 per cent. of UOB's voting rights, the voting rights of such Shareholder would increase by more than one per cent. in any period of six months. Such Shareholder need not abstain from voting in respect of the resolution authorising the Share Purchase Mandate.

Shareholders who are in doubt as to their obligations, if any, to make a mandatory take-over offer under the Take-over Code as a result of any purchase or acquisition of Shares by UOB should consult the Securities Industry Council and/or their professional advisers at the earliest opportunity.

3 INTERESTS OF DIRECTORS AND SUBSTANTIAL SHAREHOLDERS

3.1 **Directors.** As at the Latest Practicable Date, the interests of the Directors in the Shares and Share Options as recorded in the Register of Directors' shareholdings are as follows:

	Number of Shares				
Director	**Shares Registered in the Name of Directors**	**%[1]**	**Shares in which Directors are Deemed to have an Interest**	**%[1]**	**Number of new Shares comprised in outstanding Share Options granted pursuant to UOB Share Option Scheme**
Wee Cho Yaw	16,390,248	1.09	247,208,142	16.42	–
Wee Ee Cheong	2,865,357	0.19	146,064,793	9.70	–
Ngiam Tong Dow	–	–	8,600	–	–
Prof Cham Tao Soon	–	–	9,775	–	–
Wong Meng Meng	–	–	–	–	–
Philip Yeo Liat Kok	–	–	–	–	–

Director	Shares Registered in the Name of Directors	%(1)	Shares in which Directors are Deemed to have an Interest	%(1)	Number of new Shares comprised in outstanding Share Options granted pursuant to UOB Share Option Scheme
	Number of Shares				
Tan Kok Quan	–	–	74,475	–	–
Prof Lim Pin	–	–	–	–	–
Michael Lien Jown Leam	–	–	–	–	–
Reggie Thein	–	–	–	–	–

(1) Based on 1,505,472,625 issued Shares in the capital of UOB, excluding treasury shares, as at the Latest Practicable Date.

3.2 **Substantial Shareholders.** As at the Latest Practicable Date, the interests of the substantial shareholders of UOB as recorded in the Register of Substantial Shareholders are as follows:

	Number of Shares					
	Shareholdings Registered in the name of Substantial Shareholders		Other shareholdings in which Substantial Shareholders are deemed to have an interest		Total Interest	
Substantial Shareholder	No. of Shares	%(1)	No. of Shares	%(1)	No of Shares	%(1)
Estate of Lien Ying Chow, deceased	316,516	0.02	81,331,554(2)	5.40	81,648,070	5.42
Lien Ying Chow Private Limited	–	–	81,231,771(2)	5.40	81,231,771	5.40
Wah Hin and Company Private Limited	81,221,771	5.40	10,000(3)	–	81,231,771	5.40
Sandstone Capital Pte Ltd	10,000	–	81,221,771(4)	5.40	81,231,771	5.40
Wee Cho Yaw	16,390,248	1.09	244,459,557(5)	16.24	260,849,805	17.33
Wee Ee Cheong	2,865,357	0.19	146,030,553(5)	9.70	148,895,910	9.89
Wee Ee Chao	141,164	0.01	115,802,696(5)	7.69	115,943,860	7.70
Wee Ee Lim	1,606,834	0.11	146,033,758(5)	9.70	147,640,592	9.81
Wee Investments Private Ltd	112,809,021	7.49	171,021	0.01	112,980,042	7.50

(1) Based on 1,505,472,625 issued Shares in the capital of UOB, excluding treasury shares, as at the Latest Practicable Date.

(2) Estate of Lien Ying Chow, deceased and Lien Ying Chow Private Limited are each deemed to have an interest in the 81,231,771 UOB shares in which Wah Hin and Company Private Limited has an interest.

(3) Wah Hin and Company Private Limited is deemed to have an interest in the 10,000 Shares held by Sandstone Capital Pte Ltd.

(4) Sandstone Capital Pte Ltd is deemed to have an interest in the 81,221,771 Shares held by Wah Hin and Company Private Limited.

(5) Wee Cho Yaw, Wee Ee Cheong, Wee Ee Chao and Wee Ee Lim are each deemed to have an interest in Wee Investments Private Ltd's total direct and deemed interests of 112,980,042 Shares.

4. DIRECTORS' RECOMMENDATION

The Proposed Renewal of the Share Purchase Mandate. The Directors are of the opinion that the proposed renewal of the Share Purchase Mandate is in the best interests of UOB. Accordingly, they recommend that Shareholders vote in favour of the Resolution relating to the proposed renewal of the Share Purchase Mandate to be proposed at the EGM.

5. EXTRAORDINARY GENERAL MEETING

5.1 **EGM.** The EGM, notice of which is set out on pages 19 to 21, will be held at Marina Mandarin Singapore, Marina Mandarin Ballroom, Level 1, 6 Raffles Boulevard, Marina Square, Singapore 039594 on Wednesday, 30 April 2008 at 3.15 p.m. (or as soon thereafter following the conclusion or adjournment of the Sixty-Sixth Annual General Meeting of UOB to be held at 3.00 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing the resolution set out in the Notice of EGM.

5.2 **Depositor.** If you are a Depositor, you shall not be entitled to attend and vote at the EGM unless you are shown to have Shares entered against your name in the Depository Register at least 48 hours before the time fixed for holding the EGM, as certified by CDP to UOB.

6. ACTION TO BE TAKEN BY SHAREHOLDERS

Appointment of Proxies. There is enclosed with this Circular a notice of EGM and a Proxy Form. If any Shareholder is unable to attend the EGM and wishes to appoint a proxy to attend and vote on his behalf, such Shareholder should complete, sign and return the attached Proxy Form in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the Company's office at 80 Raffles Place, 4th Storey UOB Plaza 1, Singapore 048624, (Attention: The Company Secretary) not later than 48 hours before the time fixed for the EGM. Completing and returning a Proxy Form does not preclude the Shareholder from attending and voting in person at the EGM in place of his proxy.

7. DIRECTORS' RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm that they have taken reasonable care to ensure that the facts stated and the opinions expressed in this Circular are fair and accurate in all material respects as at the date of this Circular and that there are no material facts the omission of which would make any statement in this Circular misleading.

8. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents may be inspected at the office of the Company Secretary of UOB at 80 Raffles Place, 4th Storey UOB Plaza 1, Singapore 048624, during normal business hours from the date of this Circular up to and including the date of the EGM:

(a) the Memorandum and Articles of Association of UOB;

(b) the annual report of UOB for the financial year ended 31 December 2007; and

(c) the 2007 Circular.

Yours faithfully,
For and on behalf of
the Board of Directors
UNITED OVERSEAS BANK LIMITED

Wee Cho Yaw
Chairman



UNITED OVERSEAS BANK LIMITED

(Incorporated in the Republic of Singapore)
(Company Registration No.: 193500026Z)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the members of United Overseas Bank Limited (the "**Company**") will be held at Marina Mandarin Singapore, Marina Mandarin Ballroom, Level 1, 6 Raffles Boulevard, Marina Square, Singapore 039594 on Wednesday, 30 April 2008 at 3.15 p.m. (or as soon thereafter following the conclusion or adjournment of the Sixty-Sixth Annual General Meeting of the Company to be held at 3.00 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing the following Resolution as an Ordinary Resolution:

Ordinary Resolution
The Proposed Renewal of the Share Purchase Mandate

THAT:

(a) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 of Singapore (the "**Companies Act**"), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued ordinary shares in the capital of the Company (the "**Shares**") not exceeding in aggregate the Maximum Limit (as hereafter defined), at such price or prices as may be determined by the Directors of the Company from time to time up to the Maximum Price (as hereafter defined), whether by way of:

(i) market purchase(s) on the Singapore Exchange Securities Trading Limited ("**SGX-ST**"); and/or

(ii) off-market purchase(s) (if effected otherwise than on SGX-ST) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors of the Company as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act,

and otherwise in accordance with all other laws and regulations and rules of SGX-ST as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(b) unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors of the Company at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

(i) the date on which the next annual general meeting of the Company ("**AGM**") is held; and

(ii) the date by which the next AGM is required by law to be held;

(c) in this Resolution:

"**Relevant Period**" means the period commencing from the date on which the last AGM was held and expiring on the date the next AGM is held or is required by law to be held, whichever is the earlier, after the date of this Resolution;

"**Maximum Limit**" means that number of Shares representing five per cent. of the total number of issued Shares (excluding any Shares which are held as treasury shares) as at the date of the passing of this Resolution unless the Company has effected a reduction of the share capital of the Company in accordance with the applicable provisions of the Companies Act, at any time during the Relevant Period, in which event the issued Shares shall be taken to be the total number of the issued Shares as altered by such capital reduction (excluding any Shares which are held as treasury shares as at that date); and

"**Maximum Price**" in relation to a Share to be purchased or acquired, means the purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) which shall not exceed:

(i) in the case of a market purchase of a Share, 105 per cent. of the Average Closing Price of the Shares; and

(ii) in the case of an off-market purchase of a Share pursuant to an equal access scheme, 110 per cent. of the Average Closing Price of the Shares,

where:

"**Average Closing Price**" means the average of the last dealt prices of a Share for the five consecutive market days on which the Shares were transacted on the SGX-ST immediately preceding the date of the market purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the off-market purchase, and deemed to be adjusted in accordance with the listing rules of the SGX-ST for any corporate action which occurs after the relevant five day period; and

"**date of the making of the offer**" means the date on which the Company announces its intention to make an offer for an off-market purchase, stating therein the purchase price (which shall not be more than the Maximum Price calculated on the foregoing basis) for each Share and the relevant terms of the equal access scheme for effecting the off-market purchase; and

(d) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution.

BY ORDER OF THE BOARD

Vivien Chan
Company Secretary
United Overseas Bank Limited

4 April 2008

Notes:

1. A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. To be effective, the instrument appointing a proxy or proxies must be deposited at the Company's office at 80 Raffles Place, 4th Storey UOB Plaza 1, Singapore 048624, (Attention: The Company Secretary) not less than 48 hours before the time fixed for holding the Extraordinary General Meeting.

3. The Company intends to use its internal sources of funds to finance its purchase or acquisition of the Shares. The amount of financing required for the Company to purchase or acquire its Shares, and the impact on the Company's financial position, cannot be ascertained as at the date of this Notice as these will depend on, *inter alia*, the aggregate number of Shares purchased or acquired and the consideration paid at the relevant time.

   Based on the total number of issued Shares as at 25 March 2008 (the "**Latest Practicable Date**"), the purchase by the Company of five per cent. of its issued Shares (excluding the Shares held in treasury) will result in the purchase or acquisition of 75,273,631 Shares.

   Assuming that the Company purchases or acquires the maximum number of Shares at the Maximum Price, the maximum amount of funds required is approximately:

   (a) in the case of market purchases of Shares, S$1,415,896,999 based on S$18.81 for one Share (being the price equivalent to five per cent. above the Average Closing Price of the Shares traded on the SGX-ST for the five consecutive market days immediately preceding the Latest Practicable Date); and

   (b) in the case of off-market purchases of Shares, S$1,482,890,531 based on S$19.70 for one Share (being the price equivalent to ten per cent. above the Average Closing Price of the Shares traded on the SGX-ST for the five consecutive market days immediately preceding the Latest Practicable Date).

   The financial effects of the purchase or acquisition of such Shares by the Company pursuant to the proposed Share Purchase Mandate on the audited financial accounts of the UOB group for the financial year ended 31 December 2007, based on certain assumptions, are set out in paragraph 2.8.4 of the circular to shareholders of the Company dated 4 April 2008.

First Financial Press Pte Ltd
Tel : 6533 0795 Fax : 6532 6316

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UNITED OVERSEAS BANK LIMITED

(Incorporated in the Republic of Singapore)
(Company Registration No. 193500026Z)

IMPORTANT

1. This Circular is sent to investors who have used their CPF monies to buy shares of United Overseas Bank Limited, FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.
3. CPF investors who wish to vote should contact their CPF Approved Nominees.

PROXY FORM FOR EXTRAORDINARY GENERAL MEETING

I/We ____ (Name)

of ____ (Address)
being (a) member/members of United Overseas Bank Limited (the "**Company**"), hereby appoint:

Name		**Proportion of Shareholdings**	
NRIC/ Passport Number		**No. of Shares**	**%**
Address			

and/or *

Name		**Proportion of Shareholdings**	
NRIC/ Passport Number		**No. of Shares**	**%**
Address			

** Please delete as appropriate.*

or failing him/her, **the Chairman of the Meeting** as my/our proxy/proxies to attend and to vote for me/us on my/our behalf at the Extraordinary General Meeting of the Company to be held at Marina Mandarin Singapore, Marina Mandarin Ballroom, Level 1, 6 Raffles Boulevard, Marina Square, Singapore 039594 on Wednesday, 30 April 2008 at 3.15 p.m. (or as soon thereafter following the conclusion or adjournment of the Sixty-Sixth Annual General Meeting of the Company to be held at 3.00 p.m. on the same day and at the same place) and at any adjournment thereof.

(Please indicate with an "X" in the space provided how you wish your proxy/proxies to vote. In the absence of specific directions, the proxy/proxies will vote as the proxy/proxies deem fit.)

	For	**Against**
Ordinary Resolution To approve the proposed renewal of the Share Purchase Mandate.		

Dated this ________ day of ______________ 2008.

Shares in:	**No. of Shares**
(i) Depository Register	
(ii) Register of Members	
Total	

____
Signature(s) or Common Seal of Shareholder(s)

IMPORTANT: PLEASE READ NOTES OVERLEAF

Notes:

1. Please insert the number of shares held by you and registered in your name in the Register of Members and in the Depository Register of The Central Depository (Pte) Limited. If no number is inserted, the instrument of proxy will be deemed to relate to all the shares held by you.
2. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint not more than two proxies to attend and vote instead of him. A proxy need not be a member of the Company.
3. Where a member appoints two proxies, the appointment shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.
4. Completion and return of this instrument appointing a proxy shall not preclude a member from attending and voting at the meeting. Any appointment of a proxy or proxies shall be deemed to be revoked if a member attends the meeting in person, and in such event, the Company reserves the right to refuse to admit any person or persons appointed under this instrument of proxy, to the meeting.
5. The instrument appointing a proxy or proxies must be deposited at the Company's Office at 80 Raffles Place, 4th Storey, UOB Plaza 1, Singapore 048624, (Attention: The Company Secretary) not less than 48 hours before the time appointed for the Meeting.
6. The instrument appointing a proxy or proxies must be signed under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed under its common seal or under the hand of an officer or attorney duly authorised. Where an instrument appointing a proxy is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof (failing previous registration with the Company) must be lodged with the instrument of proxy, failing which the instrument may be treated as invalid.
7. A corporation which is a member may authorise by a resolution of its directors or other governing body, such person as it thinks fit to act as its representative at the Meeting, in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50 of Singapore.
8. The Company shall be entitled to reject the instrument of proxy if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument of proxy. In addition, in the case of shares entered in the Depository Register, the Company may reject any instrument of proxy if the member, being the appointor, is not shown to have shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Meeting, as certified by The Central Depository (Pte) Limited to the Company.
9. Agent Banks acting on the request of CPF Investors who wish to attend the meeting as Observers are required to submit in writing, a list with details of the investors' name, NRIC/Passport numbers, addresses and numbers of shares held. The list, signed by an authorised signatory of the Agent Bank, should reach the Company Secretary at 80 Raffles Place, 4th Storey UOB Plaza 1, Singapore 048624 not later than 48 hours before the time fixed for holding the meeting.

1st fold

Please glue and seal along the edge

2nd fold

UOB

Postage will be paid by addressee. For posting in Singapore only.

BUSINESS REPLY SERVICE
PERMIT NO. 07399



The Company Secretary
United Overseas Bank Limited
80 Raffles Place, 4th Storey, UOB Plaza 1
Singapore 048624



3rd fold

Board of Directors

Mr Wee Cho Yaw
(Chairman)

Mr Wee Ee Cheong
(Deputy Chairman & Chief Executive Officer)

Mr Ngiam Tong Dow

Prof Cham Tao Soon

Mr Wong Meng Meng

Mr Yeo Liat Kok Philip

Mr Tan Kok Quan

Prof Lim Pin

Mr Lien Jown Leam Michael

Mr Thein Reggie
(Appointed on 28 January 2008)

Executive Committee

Mr Wee Cho Yaw
(Chairman)

Mr Wee Ee Cheong

Mr Ngiam Tong Dow

Prof Cham Tao Soon

Mr Yeo Liat Kok Philip

Audit Committee

Prof Cham Tao Soon
(Chairman)

Mr Yeo Liat Kok Philip

Mr Tan Kok Quan

Mr Thein Reggie
(Appointed on 28 January 2008)

Nominating Committee

Mr Wong Meng Meng
(Chairman)

Mr Wee Cho Yaw

Mr Ngiam Tong Dow

Prof Cham Tao Soon

Prof Lim Pin

Mr Wee Ee Cheong
(Alternate to Mr Wee Cho Yaw)

Remuneration Committee

Mr Wee Cho Yaw
(Chairman)

Prof Cham Tao Soon

Mr Yeo Liat Kok Philip

Prof Lim Pin

Secretary

Mrs Chan Vivien

Share Registrar

Boardroom Corporate & Advisory Services Pte Ltd
(Formerly known as Lim Associates (Pte) Ltd)

3 Church Street

#08-01 Samsung Hub

Singapore 049483

Telephone: (65) 6536 5355

Facsimile: (65) 6536 1360

Auditors

Ernst & Young

One Raffles Quay

North Tower Level 18

Singapore 048583

Partner-in-charge: Mr Ngan Winston
(Appointed on 29 April 2004)

Registered Office

80 Raffles Place

UOB Plaza

Singapore 048624

Company Registration Number: 193500026Z

Telephone: (65) 6533 9898

Facsimile: (65) 6534 2334

SWIFT: UOVBSGSG

Website: www.uobgroup.com

Investor Relations

28B Boat Quay

Singapore 049818

Facsimile: (65) 6538 0270

Email: InvestorRelations@UOBgroup.com

Design and production by Su Yeang Pte Ltd

UNITED OVERSEAS BANK LIMITED
HEAD OFFICE
80 Raffles Place
UOB Plaza
Singapore 048624
Company Registration No.:193500026Z

Telephone: (65) 6533 9898
Facsimile : (65) 6534 2334
Website : www.uobgroup.com